**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**



06026807

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

## Washington, DC 20549

## FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

## BY ELECTRONIC FILERS

| | |
|---|---|
| Liberty Bancorp, Inc. | 0001353268 |
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |

| | |
|---|---|
| Exhibit 99.1 to the Form SB-2 | 333-132190 |
| Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report) | SEC File Number, if available |

Name of Person Filing the Document
(If Other than the Registrant)

# SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Liberty, State of Missouri on ___*March 3*___, 2006.

**LIBERTY BANCORP, INC.**

By: _____
Brent M. Giles
President and Chief Executive Officer



UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 21, 2006

Joel E. Rappoport
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re:     Liberty Bancorp, Inc.
        incoming letter dated February 14, 2006

Dear Mr. Rappoport:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

☒ Granted                    ☐ Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form SB-2. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

# Liberty Bancorp, Inc.

# Conversion Valuation Appraisal

February 17, 2006

# Table of Contents
# Liberty Bancorp, Inc.
# Liberty, Missouri

# List of Figures
# Liberty Bancorp, Inc.
# Liberty, Missouri

# List of Exhibits
# Liberty Bancorp, Inc.
# Liberty, Missouri

Exhibit

1. Profile of FinPro, Inc. and the Author of the Appraisal

2. Balance Sheets

3. Statements of Earnings

4. Statements of Stockholder's Equity

5. Statements of Cash Flows

6. Net Income Reconciliation

7. Selected Financial Data

8. Industry Trading Multiples

9. Second Step Conversions 2003 to Date

10. Appraisal Pro Forma December 31, 2005 – 12 Months

11. Stub Period Offering Circular December 31, 2005 – 3 Months

12. Fiscal Year Offering Circular Pro Forma September 30, 2005 – 12 Months

13. Ownership Calculation

## *Introduction*

This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") in connection with the conversion and reorganization of Liberty Savings Bank F.S.B. (the "Bank") and Liberty Savings Mutual Holding Company from the mutual holding company structure to the stock holding company structure (the "Conversion"). The Bank is currently a partially owned subsidiary of Liberty Savings Mutual Holding Company, which will be merged out of existence, and the Bank will become a wholly owned subsidiary of the Liberty Bancorp, Inc. (the "Company"). The Bank is a federally chartered savings association whose principal regulator is the Office of Thrift Supervision ("OTS").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:
- 58.99% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.0 million at the midpoint,
- there will be an ESOP equal to 8.00% of the shares sold, funded internally, and amortized over 15 years straight-line,
- there will be an MRP equal to 4.00% of the shares sold, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the shares sold, expensed at $3.15 per option over 5 years straight-line,
- the tax rate is assumed at 36%, and
- the net proceeds will be invested at the one-year treasury rate of 4.36%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended September 30, 2005 and September 30, 2004. We also reviewed the registration statement on Form SB-2 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners L.P. (the Bank's underwriter), and Muldoon Murphy & Aguggia L.P. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

**Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.**

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

# 1. *Overview and Financial Analysis*

## GENERAL OVERVIEW

As of December 31, 2005, the Bank had $251.9 million in total assets, $192.7 million in deposits, $171.9 million in net loans and $21.1 million in equity. The following table shows the Bank's facilities.

## FIGURE 1 – CURRENT FACILITIES LIST

| Location : | Year Opened | Square Footage | Date of Lease Expiration | Owned/ Leased | Deposts as of 01/31/06 | Net Book Value as of 01/31/06 |
|---|---|---|---|---|---|---|
| | | | | | ($ in thousands) | |
| **Main Office:** | | | | | | |
| 16 West Franklin | | | | | | |
| Liberty, Missouri | 1955 | 6,000 | N/A | Owned | $ 79,659 | $ 762 |
| | | | | | | |
| **Branch Offices:** | | | | | | |
| Hwy. 92 & Bellomondo Drive | | | | | | |
| Platte City, Missouri | 1973 | 1,500 | N/A | Owned | 28,576 | 367 |
| | | | | | | |
| Hwy. 116 at Town and Country Lane | | | | | | |
| Plattsburg, Missouri | 1974 | 1,650 | N/A | Owned | 35,653 | 134 |
| | | | | | | |
| Flintlock Road & Highway 152 | | | | | | |
| Kansas City, Missouri | 2001 | 6,160 | N/A | Owned | 35,562 | 2,893 |
| | | | | | | |
| 4315 S. Noland Road | | | | | | |
| Independence, Missouri | 2005 | 3,000 | N/A | Owned | 11,698 | 1,260 |
| | | | | | | |
| 8740 N. Ambassador Drive | | | | | | |
| Kansas City, Missouri | 2006 | 5,000 | 11/30/21 | Leased | 242 | 1,064 |
| | | | | **Totals** | $ 191,390 | $ 6,480 |

Source: Offering Prospectus

---

## HISTORY AND OVERVIEW

The Bank commenced operations in 1955 as a Missouri-chartered mutual savings association. On August 23, 1993, the Bank completed its reorganization to a federal mutual holding company known as Liberty Savings Mutual Holding Company. On that date, the Bank also completed its organization as a Missouri-chartered stock savings bank through the issuance of a total of 1,314,276 shares of common stock, of which 800,000 shares, or 60.9%, were issued to Liberty Savings Mutual Holding Company in exchange for the transfer to the Bank, in stock form, of all but $100,000 of the assets and liabilities of the Bank, in mutual form, and 514,276 shares, or 39.1%, were sold to persons other than Liberty Savings Mutual Holding Company at a price of $10.00 per share for gross proceeds of $5,142,760. On February 8, 1995, the Bank converted from a Missouri-chartered stock savings bank to a federally chartered stock savings association, and simultaneously changed its name from "Liberty Savings Bank" to "Liberty Savings Bank, F.S.B." Following the conversion, the Bank will change its name to BankLiberty.

The Bank is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area. It attracts deposits from the general public and use these funds to originate loans secured by real estate located in it market area. Its real estate loans include construction loans, commercial real estate loans, and loans secured by single family or multi-family properties. To a lesser extent, the Bank originates consumer loans and commercial business loans. The Bank has 1,357,876 issued and outstanding shares of common stock. Liberty Savings Mutual Holding Company currently owns 800,000 shares, and the remaining 557,876 shares are held by the public.

The Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, its deposit insurer. The Bank has been a member of the Federal Home Loan Bank System since its inception and is a member of the Federal Home Loan Bank of Des Moines.

---

## STRATEGIC DIRECTION

The Bank's mission is to operate and further expand a profitable and diversified community banking franchise. It plans to achieve this by executing its strategy of:

- expanding through de novo branching in the Kansas City metropolitan area; and

- continuing to transform its balance sheet to emphasize assets and liabilities that allow it to increase its net interest margin while reducing its exposure to risk from interest rate fluctuations.

## BALANCE SHEET TRENDS

The Bank's balance sheet increased by $14.3 million, or 6.03%, from $237.6 million at September 30, 2005 to $251.9 million at December 31, 2005.

Equity has decreased $49 thousand from September 30, 2005 to December 31, 2005. The equity to assets ratio is currently 8.37%.

### FIGURE 2 - ASSET AND RETAINED EARNINGS CHART



Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

## FIGURE 3 - KEY BALANCE SHEET DATA

| | At December 31, | At September 30, | | | | |
|---|---|---|---|---|---|---|
| | 2005 | 2005 | 2004 | 2003 | 2002 | 2001 |
| Financial Condition Data: | | $ in thousands | | | | |
| Total assets | $ 251,907 | $ 237,576 | $ 213,482 | $ 189,264 | $ 182,350 | $ 191,625 |
| Cash and cash equivalents, federal funds sold, securities and stock in the FHLB of Des Moines | 41,441 | 34,465 | 22,477 | 16,877 | 25,760 | 34,633 |
| Mortgage-backed securities | 25,675 | 27,189 | 23,107 | 23,961 | 33,932 | 26,759 |
| Loans receivable, net | 171,943 | 163,843 | 159,840 | 141,993 | 114,577 | 119,180 |
| Deposits | 192,721 | 181,617 | 152,929 | 136,339 | 125,453 | 116,492 |
| Advances from the FHLB of Des Moines | 33,664 | 30,497 | 37,130 | 30,314 | 34,647 | 51,280 |
| Stockholders' equity | 21,082 | 21,131 | 20,184 | 19,465 | 19,761 | 19,451 |
| Full services offices open | 5 | 5 | 4 | 4 | 4 | 4 |

Source: Offering Prospectus

## FIGURE 4 - KEY RATIOS

| Selected Financial Ratios and Other Data: | At or for the three months Ended December 31 | | At or for the Years Ended September 30, | | | | |
|---|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Performance Ratios:** | | | | | | | |
| Return on average assets | 0.53% | 0.65% | 0.67% | 0.47% | 0.37% | 0.22% | 0.28% |
| Return on average equity | 6.15 | 7.00 | 7.28 | 4.81 | 3.57 | 2.07 | 2.89 |
| Interest rate spread | 3.30 | 3.21 | 3.41 | 3.22 | 2.76 | 2.72 | 2.11 |
| Net interest margin | 3.45 | 3.40 | 3.54 | 3.37 | 3.03 | 2.96 | 2.50 |
| Noninterest expense to average assets | 2.56 | 2.54 | 2.69 | 2.62 | 3.21 | 2.60 | 2.27 |
| Efficiency ratio | 68.71 | 66.13 | 68.60 | 68.56 | 82.10 | 77.60 | 79.69 |
| Average interest-earning assets to average interest-bearing liabilities | 105.18 | 108.40 | 105.48 | 106.54 | 109.31 | 106.31 | 107.60 |
| Average equity to average assets | 8.62 | 9.23 | 9.16 | 9.74 | 10.56 | 10.49 | 9.79 |
| Dividend payout ratio | 33.05 | 29.91 | 28.26 | 43.37 | 59.90 | 100.20 | 73.24 |
| **Capital Ratios:** | | | | | | | |
| Tangible capital | 8.67 | 9.02 | 8.99 | 9.42 | 10.32 | 10.59 | 9.99 |
| Core capital | 8.67 | 9.02 | 8.99 | 9.42 | 10.32 | 10.59 | 9.99 |
| Tier I risk-based capital | 11.69 | 11.57 | 12.31 | 12.64 | 14.62 | 16.99 | 16.55 |
| Total risk-based capital | 12.58 | 12.80 | 13.32 | 13.89 | 15.59 | 17.94 | 17.37 |
| **Asset Quality Ratios:** | | | | | | | |
| Allowance for loan losses as a percent of total loans | 0.81 | 1.06 | 0.93 | 1.09 | 0.80 | 0.84 | 0.80 |
| Allowance for loan losses as a percent of non-performing loans | 275.78 | 62.51 | 134.50 | 55.38 | 472.43 | 230.44 | 103.06 |
| Net charge-offs to average outstanding loans during the period | 0.20 | 0.01 | 0.40 | 0.09 | (0.02) | 0.65 | 0.53 |
| Non-performing loans as a percent of total loans, net | 0.35 | 1.97 | 0.55 | 0.45 | - | 0.16 | 0.63 |
| Non-performing assets as a percent of total assets | 1.40 | 1.74 | 1.20 | 1.97 | 0.15 | 0.72 | 2.35 |

Source: Offering Prospectus

> ## LOAN PORTFOLIO

The Bank's loan portfolio has increased by $8.1 million from September 30, 2005 to December 31, 2005, and as a percent of assets, the loan portfolio has decreased modestly from 68.96% to 68.26%, respectively.

## FIGURE 5 - NET LOANS RECEIVABLE CHART



Source: Offering Prospectus

The loan portfolio has grown. The mix has shifted from 1-4 family loans to construction loans, commercial real estate loans and multi-family loans.

## FIGURE 6 - LOAN MIX AS OF DECEMBER 31, 2005 TABLE

| | At December 31, | | At September 30, | | | | | | | | | |
| | 2005 | | 2005 | | 2004 | | 2003 | | 2002 | | 2001 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| Types of loan: | | | | | (Dollars in thousand) | | | | | | | |
| Real estate loans: | | | | | | | | | | | | |
| Single-family 1-4 units | $ 39,783 | 19.62% | $ 39,435 | 20.71% | $ 53,098 | 28.71% | $ 59,123 | 36.28% | $ 53,378 | 42.19% | $ 66,660 | 49.98% |
| Multi-family 5 or more units | 17,260 | 8.51% | 15,603 | 8.20% | 12,877 | 6.96% | 11,027 | 6.77% | 7,562 | 5.98% | 3,419 | 2.56% |
| Real estate construction | 85,519 | 42.18% | 79,979 | 42.01% | 71,875 | 38.86% | 54,423 | 33.40% | 30,080 | 23.78% | 36,192 | 27.14% |
| Commercial real estate | 40,219 | 19.84% | 37,568 | 19.74% | 30,294 | 16.38% | 23,671 | 14.53% | 22,175 | 17.53% | 16,242 | 12.18% |
| Total real estate | 182,781 | 90.15% | 172,585 | 90.66% | 168,144 | 90.91% | 148,244 | 90.98% | 113,195 | 89.48% | 122,513 | 91.86% |
| Consumer loans: | | | | | | | | | | | | |
| Loans secured by deposit accounts | 152 | 0.07% | 128 | 0.07% | 167 | 0.09% | 166 | 0.10% | 171 | 0.14% | 362 | 0.27% |
| Automobile loans | 855 | 0.42% | 867 | 0.46% | 1,097 | 0.59% | 1,316 | 0.81% | 1,642 | 1.30% | 1,272 | 0.95% |
| Home equity loans | 11,076 | 5.46% | 10,266 | 5.39% | 9,764 | 5.28% | 8,126 | 4.99% | 6,586 | 5.21% | 5,860 | 4.40% |
| Other | 776 | 0.39% | 1,129 | 0.59% | 1,037 | 0.56% | 638 | 0.39% | 859 | 0.67% | 640 | 0.48% |
| Total consumer loans | 12,859 | 6.34% | 12,390 | 6.51% | 12,065 | 6.52% | 10,246 | 6.29% | 9,258 | 7.32% | 8,134 | 6.10% |
| Commercial business | 7,110 | 3.51% | 5,397 | 2.83% | 4,754 | 2.57% | 4,457 | 2.73% | 4,049 | 3.20% | 2,726 | 2.04% |
| Total gross loans | 202,750 | 100.00% | 190,372 | 100.00% | 184,963 | 100.00% | 162,947 | 100.00% | 126,502 | 100.00% | 133,373 | 100.00% |
| Loans in process | (28,759) | | (24,444) | | (22,549) | | (19,066) | | (10,333) | | (12,628) | |
| Deferred loan fees, net | (394) | | (316) | | (368) | | (389) | | (327) | | (452) | |
| Unearned discounts, net | (7) | | (7) | | (182) | | (202) | | (198) | | (42) | |
| Allowance for loan losses | (1,647) | | (1,762) | | (2,024) | | (1,297) | | (1,067) | | (1,071) | |
| Total loans, net | $ 171,943 | | $ 163,843 | | $ 159,840 | | $ 141,993 | | $ 114,577 | | $ 119,180 | |

Source: Offering Prospectus

Construction loans represent 42.18% of the loan mix. The next largest categories are commercial real estate and 1-4 family real estate. The remainder of the mix is diverse.

### FIGURE 7 - LOAN MIX AT DECEMBER 31, 2005



Source: Offering Prospectus

---


**INVESTMENTS**


The investment portfolio increased $2.1 million between September 30, 2005 and December 31, 2005.

## FIGURE 8 - SECURITIES CHART



Note: Securities designated AFS are provided at market value and securities designated HTM are provided at amortized cost.
Source: Offering Prospectus

---

| INVESTMENTS AND MORTGAGE- |
|---|
| BACKED SECURITIES |

The following table provides the Bank's investment portfolio.

## FIGURE 9 - INVESTMENT MIX

| | At December 31, | | At September 30, | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | | 2005 | | 2004 | | 2003 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | | | (In thousands) | | | | | |
| Securities available-for-sale: | | | | | | | | |
| Federal agency obligations | $ 19,638 $ | 19,393 | $ 16,577 $ | 16,450 $ | 11,162 $ | 11,170 $ | 4,535 $ | 4,542 |
| State and municipal obligations | 6,559 | 6,490 | 5,882 | 5,864 | 1,343 | 1,348 | 892 | 873 |
| Mortgage-backed securities | 26,373 | 25,675 | 27,583 | 27,189 | 22,533 | 22,473 | 22,935 | 22,805 |
| Total securities available-for-sale | $ 52,570 $ | 51,558 | $ 50,042 $ | 49,503 $ | 35,038 $ | 34,991 $ | 28,362 $ | 28,220 |
| | | | | | | | | |
| Securities Held-to-Maturity | | | | | | | | |
| Federal agency obligations | $ - $ | - | $ - $ | - $ | 553 $ | 561 $ | 855 $ | 864 |
| State and municipal obligations | - | - | - | - | 202 | 219 | 227 | 252 |
| Mortgage-backed securities | - | - | - | - | 635 | 651 | 1,156 | 1,190 |
| Total securities held-to-maturity | $ - $ | - | $ - $ | - $ | 1,390 $ | 1,431 $ | 2,238 $ | 2,306 |

Source: Offering Prospectus

---


## ASSET QUALITY


The Bank's level of nonperforming assets has fluctuated historically. NPAs increased $688 thousand between September 30, 2005 and December 31, 2005. At December 31, 2005, nonperforming assets were $3.5 million, or 1.40% of total assets.

## FIGURE 10 - ASSET QUALITY CHART



Source: Offering Prospectus

At December 31, 2005, the Bank's nonperforming loans to total loan ratio was 0.35% and the nonperforming assets to total assets ratio was 1.40%.

## FIGURE 11 - NONPERFORMING ASSETS

| | At December 31, | At September 30, | | | | |
|---|---|---|---|---|---|---|
| | 2005 | 2005 | 2004 | 2003 | 2002 | 2001 |
| | | (Dollars in thousands) | | | | |
| Non-accrual loans: | | | | | | |
| Single and multi-family loans | $ 485 | $ 351 | $ 723 | $ - | $ 22 | $ 178 |
| Real estate construction loans | - | 556 | - | - | - | 410 |
| Commercial non-real estate | - | - | - | - | 141 | 155 |
| Consumer | 8 | - | - | - | 19 | 9 |
| Total non-accrual loans | 493 | 907 | 723 | - | 182 | 752 |
| Accruing loans which are contractually past due 90 days or more - single-family loans | 104 | - | - | - | - | - |
| Total non-accrual and 90 days or more past due loans | 597 | 907 | 723 | - | 182 | 752 |
| Other impaired loans - single family 1-4 units, investment property | - | 403 | 2,933 | - | - | - |
| Troubled debt restructuring | - | - | - | 274 | 281 | 287 |
| Foreclosed real estate held for sale | 2,930 | 1,530 | 547 | - | 857 | 3,472 |
| Total nonperforming assets | $ 3,527 | $ 2,840 | $ 4,203 | $ 274 | $ 1,320 | $ 4,511 |
| Allowance for losses on impaired loans | $ 16 | $ 199 | $ 655 | $ - | $ 20 | $ 77 |
| Impaired loans with no related allowance for loan losses | $ 115 | $ 116 | $ - | $ - | $ - | $ 110 |
| Non-accrual and 90 days or more past due loans as a percentage of total loans, net | 0.35% | 0.55% | 0.45% | 0.00% | 0.16% | 0.63% |
| Non-accrual and 90 days or more past due loans as a percentage of total assets | 0.24% | 0.38% | 0.34% | 0.00% | 0.10% | 0.39% |
| Non-performing assets as a percentage of total assets | 1.40% | 1.20% | 1.97% | 0.15% | 0.72% | 2.35% |

Source: Offering Prospectus

The ALLL decreased $115 thousand from September 30, 2005 to December 31, 2005. The Bank's ALLL to loans ratio decreased from 0.93% at September 30, 2005 to 0.81% at December 31, 2005.

### FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART



Source: Offering Prospectus

---

> **FUNDING COMPOSITION**

Deposits have increased $11.1 million from September 30, 2005 to December 31, 2005. Borrowings have trended downward since September 30, 2001. During the three month period ended December 31, 2005, borrowings increased $3.2 million.

### FIGURE 13 - DEPOSIT AND BORROWING TREND CHART



Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of December 31, 2005. The largest portion of the deposit mix is certificates of deposit at 61%.

## FIGURE 14 - DEPOSIT MIX



Source: Offering Prospectus

| ASSET/LIABILITY MANAGEMENT |
|---|

The following chart provides the Bank's estimated net portfolio value at various interest rate shock scenarios.

### FIGURE 15 – INTEREST RATE RISK

| Change in Interest Rates | Estimated Net Portfolio Value | | | Net Portfolio Value as % of Present Value of Assets | |
|---|---|---|---|---|---|
|  | $ Amount | $ Change | % Change | NPV Ratio | BP Change |
| (basis points) | (Dollars in thousands) | | | | |
| +300bp | 29,295 | (1,549) | -5% | 11.50% | (34) |
| +200bp | 30,103 | (742) | -2% | 11.72% | (12) |
| +100bp | 30,643 | (201) | -1% | 11.84% | - |
| 0bp | 30,844 | - | - | 11.84% | - |
| -100bp | 30,621 | (224) | -1% | 11.69% | (15) |
| -200bp | 29,773 | (1,071) | -3% | 11.31% | (53) |

Source: Offering Prospectus

```
┌─────────────────────────────────────┐
│  NET WORTH AND CAPITAL               │
└─────────────────────────────────────┘
```

At December 31, 2005, the Bank had capital in excess of the minimum requirements for all capital ratios.

### FIGURE 16 - CAPITAL ANALYSIS

| Bank Level<br>Regulatory Capital Position | At December 31, 2005 | |
| --- | --- | --- |
| | Amount<br>($000's) | Percentage of<br>Assets |
| **GAAP Capital** | $ 21,082 | 8.37% |
| **Tier 1 (Core) Capital (to Average Assets)** | | |
| Capital Level | $ 21,650 | 8.57% |
| Requirement | 10,108 | 4.00% |
| Excess | $ 11,542 | 4.57% |
| **Tier 1 (Core) Capital (to Risk-Weighted Assets)** | | |
| Capital Level | $ 21,650 | 11.69% |
| Requirement | 7,407 | 4.00% |
| Excess | $ 14,243 | 7.69% |
| **Total Capital (to Risk-Weighted Assets)** | | |
| Capital Level | $ 23,297 | 12.58% |
| Requirement | 14,813 | 8.00% |
| Excess | $ 8,484 | 4.58% |

Source: Offering Prospectus

---

INCOME AND EXPENSE TRENDS

The Bank's net income has trended upward between the twelve months ended September 30, 2002 and September 30, 2005. The increase is predominately attributable to higher net interest income, which was a function of both higher interest income and lower interest expense. During this time frame noninterest expense rose from $4.9 million for the twelve months ended September 30, 2002 to $6.1 million for the twelve months ended September 30, 2005.

The net income for the three months ended December 31, 2005 was $30 thousand below the net income for the three months ended December 31, 2004. The decline in net income is attributable to a $170 thousand increase in noninterest expense and a $70 thousand increase in provision expense. These changes were partially offset by higher net interest income, higher noninterest income and lower income tax expense.

## FIGURE 17 - NET INCOME CHART



Source: Offering Prospectus

The net interest spread and margin increased between the three months ended December 31, 2005 and the three months ended December 31, 2004. The increase is attributable to a higher yield on earning assets, which was partially offset by a higher cost of interest bearing liabilities. The increase in yield on earning assets was predominately a function of a higher yield on loans.

## FIGURE 18 - AVERAGE YIELDS AND COSTS

| | For the Three Months Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2005 | | | 2004 | | |
| | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost |
| **Interest-earning assets:** | | | | | | |
| Loans receivable | $ 170,083 | $ 3,020 | 7.10% | $ 170,452 | $ 2,659 | 6.24% |
| Mortgage-backed securities | 26,799 | 260 | 3.88% | 22,265 | 197 | 3.54% |
| Securities | 26,157 | 252 | 3.85% | 17,212 | 109 | 2.53% |
| Other interest-earning assets | 5,977 | 45 | 3.01% | 4,711 | 21 | 1.82% |
|    Total interest-earning assets | $ 229,016 | $ 3,577 | 6.25% | $ 214,640 | $ 2,986 | 5.56% |
| | | | | | | |
| **Interest-bearing liabilities:** | | | | | | |
| Deposits | $ 186,327 | $ 1,308 | 2.81% | $ 158,107 | $ 838 | 2.12% |
| Federal Home Loan Bank advances | 29,280 | 276 | 3.77% | 38,739 | 314 | 3.24% |
| Securities sold under agreement to repurchase | 1,665 | 12 | 2.88% | 759 | 6 | 3.22% |
| ESOP note payable | 381 | 7 | 7.35% | 405 | 5 | 4.94% |
|    Total interest-bearing liabilities | 217,653 | 1,603 | 2.95% | 198,010 | 1,163 | 2.35% |
| Net interest income before provision for loan losses | | $ 1,974 | | | $ 1,823 | |
| Net interest-earning assets | $ 11,363 | | | $ 16,630 | | |
| Interest rate spread | | | 3.30% | | | 3.21% |
| Net yield on average interest-earning assets | | | 3.45% | | | 3.40% |
| Ratio of average interest-earning assets to average Interest-bearing liabilities | 105.18% | | | 108.40% | | |

Source: Offering Prospectus

Net interest margin increased 104 basis points between the twelve month period ended
September 30, 2001 and the twelve month period ended September 30, 2005.

The net interest spread and margin both increased between the three months ended December 31,
2004 and the three months ended December 31, 2005.

### FIGURE 19 - SPREAD AND MARGIN CHART

Source: Offering Prospectus

The net income for the three months ended December 31, 2005 was $30 thousand below the net income for the three months ended December 31, 2004. The decline in net income is attributable to a $170 thousand increase in noninterest expense and a $70 thousand increase in provision expense. These changes were partially offset by higher net interest income, higher noninterest income and lower income tax expense.

## FIGURE 20 - INCOME STATEMENT TRENDS

| | For the Three Months Ended December 31, | | For the Years Ended September 30, | | | | |
|---|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Selected Operating Data:** | $ in thousands | | | | | | |
| Interest income | $ 3,577 | $ 2,986 | $ 12,816 | $ 10,595 | $ 10,659 | $ 11,791 | $ 14,202 |
| Interest expense | 1,603 | 1,163 | 5,175 | 4,031 | 5,168 | 6,666 | 9,572 |
| Net interest income | 1,974 | 1,823 | 7,641 | 6,564 | 5,491 | 5,125 | 4,630 |
| Provision for loan losses | 220 | 150 | 430 | 885 | 206 | 758 | 307 |
| Net interest income after provision for loan losses | 1,754 | 1,673 | 7,211 | 5,679 | 5,285 | 4,367 | 4,323 |
| Noninterest income | 303 | 285 | 1,200 | 1,118 | 1,783 | 1,130 | 874 |
| Noninterest expense | 1,564 | 1,394 | 6,065 | 5,267 | 5,972 | 4,854 | 4,386 |
| Earnings before income taxes | 493 | 564 | 2,346 | 1,530 | 1,096 | 643 | 811 |
| Income taxes | 168 | 209 | 841 | 567 | 395 | 236 | 263 |
| Net earnings | $ 325 | $ 355 | $ 1,505 | $ 963 | $ 701 | $ 407 | $ 548 |
| | | | | | | | |
| **Per Share Data:** | | | | | | | |
| Basic and diluted earnings per share | $ 0.24 | $ 0.27 | $ 1.13 | $ 0.73 | $ 0.53 | $ 0.31 | $ 0.42 |
| Dividends per minority share | $ 0.20 | $ 0.20 | $ 0.80 | $ 0.80 | $ 0.80 | $ 0.80 | $ 0.80 |

Source: Offering Prospectus

Between 2002 and 2005 ROAA and ROAE trended upward. The increase was primarily a function of rising net interest income, which was partially offset by rising noninterest expense.

The Bank's ROAA and ROAE for the three month period ended December 31, 2005 were 0.53% and 6.15%, respectively. These profitability ratios represent a decrease from the ROAA and ROAE for the three month period ended December 31, 2004.

## FIGURE 21 - PROFITABILITY TREND CHART

Source: Offering Prospectus

## LEGAL PROCEEDINGS

At December 31, 2005, the Bank was not party to any pending legal proceedings that management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

## SUBSIDIARIES

The Bank does not have any subsidiaries.

## 2. *Market Area Analysis*

The following tables provide deposit and demographic data for the counties in which the Bank has branches.

### FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR CLAY COUNTY

| Market: Clay, MO | | | | | Deposit Data as of 6/30/2005 | |
|---|---|---|---|---|---|---|

**Deposits Summary**
(Deposit data in $000)

| | 6/2001 | 6/2002 | 6/2003 | 6/2004 | 6/2005 | CAGR(%) |
|---|---|---|---|---|---|---|
| Bank Deposits | 1,731,418 | 1,824,943 | 1,914,843 | 1,988,019 | 2,149,342 | 5.55 |
| Thrift Deposits | 453,301 | 424,820 | 433,151 | 424,057 | 420,169 | -1.88 |
| Savings Bank Deposits | 0 | 0 | 0 | 0 | 0 | NA |
| Credit Union Deposits | 120,294 | 124,831 | 131,567 | 130,149 | 139,553 | 3.78 |
| Total Deposits | 2,184,719 | 2,249,763 | 2,347,994 | 2,412,076 | 2,569,511 | 4.14 |
| Weighted Deposits | 2,184,719 | 2,249,763 | 2,347,994 | 2,412,076 | 2,569,511 | 4.14 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

**Demographic Data**

| | Base 2000 | Current 2005 | Projected 2010 | % Change 2000-2005 | % Change 2005-2010 |
|---|---|---|---|---|---|
| Total Population: | 184,006 | 195,417 | 207,530 | 6.20 | 6.20 |
| 0-14 Age Group (%): | 22 | 21 | 21 | 4.53 | 3.80 |
| 15-34 Age Group (%): | 28 | 28 | 27 | 3.10 | 2.63 |
| 35-54 Age Group (%): | 31 | 30 | 30 | 5.22 | 5.55 |
| 55+ Age Group (%): | 19 | 21 | 22 | 14.18 | 14.32 |
| Total Households: | 72,558 | 78,004 | 83,343 | 7.51 | 6.84 |
| $0-24K Households (%): | 19 | 14 | 11 | -20.40 | -17.00 |
| $25-50K Households (%): | 32 | 28 | 23 | -8.27 | -13.12 |
| $50K+ Households (%): | 48 | 58 | 66 | 29.16 | 22.29 |
| Average Household Income: | 58,139 | 70,167 | 84,379 | 20.69 | 20.25 |
| Median Household Income: | 48,400 | 57,641 | 67,606 | 19.09 | 17.29 |
| Per Capita Income: | 23,144 | 28,185 | 34,070 | 21.78 | 20.88 |
| Source: ESRI | | | | | |

*Source: SNL Securities*

## FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR CLINTON COUNTY

| Market: Clinton, MO | | | | | Deposit Data as of 6/30/2005 |
|---|---|---|---|---|---|
| **Deposits Summary** | | | | | |
| (Deposit data in $000) | | | | | |
| | 6/2001 | 6/2002 | 6/2003 | 6/2004 | 6/2005 | CAGR(%) |
| Bank Deposits | 118,606 | 135,508 | 144,672 | 143,228 | 145,741 | 5.29 |
| Thrift Deposits | 59,218 | 65,077 | 65,687 | 67,436 | 68,457 | 3.69 |
| Savings Bank Deposits | 0 | 0 | 0 | 0 | 0 | NA |
| Credit Union Deposits | 0 | 0 | 0 | 0 | 0 | NA |
| Total Deposits | 177,824 | 200,585 | 210,359 | 210,664 | 214,198 | 4.76 |
| Weighted Deposits | 177,824 | 200,585 | 210,359 | 210,664 | 214,198 | 4.76 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

| **Demographic Data** | Base | Current | Projected | % Change | % Change |
|---|---|---|---|---|---|
| | 2000 | 2005 | 2010 | 2000-2005 | 2005-2010 |
| Total Population: | 18,979 | 20,436 | 21,813 | 7.68 | 6.74 |
| 0-14 Age Group (%): | 22 | 20 | 20 | 0.24 | 5.89 |
| 15-34 Age Group (%): | 24 | 24 | 23 | 7.69 | 3.63 |
| 35-54 Age Group (%): | 30 | 30 | 29 | 6.71 | 3.56 |
| 55+ Age Group (%): | 24 | 26 | 28 | 15.54 | 13.94 |
| | | | | | |
| Total Households: | 7,152 | 7,808 | 8,394 | 9.17 | 7.51 |
| $0-24K Households (%): | 27 | 21 | 17 | -14.20 | -13.22 |
| $25-50K Households (%): | 33 | 29 | 25 | -4.33 | -9.27 |
| $50K+ Households (%): | 40 | 50 | 58 | 35.34 | 26.14 |
| | | | | | |
| Average Household Income: | 49,496 | 60,603 | 73,153 | 22.44 | 20.71 |
| Median Household Income: | 41,586 | 49,734 | 58,528 | 19.59 | 17.68 |
| Per Capita Income: | 19,056 | 23,404 | 28,408 | 22.82 | 21.38 |
| Source: ESRI | | | | | |

Source: SNL Securities

## FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR PLATTE COUNTY

| Market: Platte, MO | | | | | Deposit Data as of 6/30/2005 |
|---|---|---|---|---|---|
| **Deposits Summary** | | | | | |
| (Deposit data in $000) | | | | | |
| | 6/2001 | 6/2002 | 6/2003 | 6/2004 | 6/2005 | CAGR(%) |
| Bank Deposits | 519,704 | 570,597 | 622,828 | 678,034 | 647,617 | 5.66 |
| Thrift Deposits | 80,026 | 83,288 | 90,248 | 93,925 | 97,522 | 5.07 |
| Savings Bank Deposits | 0 | 0 | 0 | 0 | 0 | NA |
| Credit Union Deposits | 927,840 | 978,413 | 1,044,236 | 980,113 | 1,124,109 | 4.91 |
| Total Deposits | 599,730 | 653,885 | 713,076 | 771,959 | 745,139 | 5.58 |
| Weighted Deposits | 599,730 | 653,885 | 713,076 | 771,959 | 745,139 | 5.58 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

| **Demographic Data** | Base | Current | Projected | % Change | % Change |
|---|---|---|---|---|---|
| | 2000 | 2005 | 2010 | 2000-2005 | 2005-2010 |
| Total Population: | 73,781 | 81,604 | 89,835 | 10.60 | 10.09 |
| 0-14 Age Group (%): | 21 | 20 | 20 | 5.80 | 6.42 |
| 15-34 Age Group (%): | 27 | 27 | 27 | 8.92 | 9.28 |
| 35-54 Age Group (%): | 34 | 33 | 31 | 7.10 | 6.26 |
| 55+ Age Group (%): | 18 | 20 | 22 | 25.40 | 20.93 |
| | | | | | |
| Total Households: | 29,278 | 32,894 | 36,514 | 12.35 | 11.01 |
| $0-24K Households (%): | 16 | 12 | 9 | -16.99 | -15.39 |
| $25-50K Households (%): | 27 | 22 | 17 | -8.26 | -13.63 |
| $50K+ Households (%): | 57 | 66 | 74 | 30.42 | 24.17 |
| | | | | | |
| Average Household Income: | 65,735 | 80,932 | 97,808 | 23.12 | 20.85 |
| Median Household Income: | 55,814 | 66,674 | 78,953 | 19.46 | 18.42 |
| Per Capita Income: | 26,356 | 32,746 | 39,877 | 24.24 | 21.78 |
| Source: ESRI | | | | | |

Source: SNL Securities

# FIGURE 25 – DEPOSIT AND DEMOGRAPHIC DATA FOR JACKSON COUNTY

Market: Jackson, MO    Deposit Data as of 6/30/2005

**Deposits Summary**
(Deposit data in $000)

| | 6/2001 | 6/2002 | 6/2003 | 6/2004 | 6/2005 | CAGR(%) |
|---|---|---|---|---|---|---|
| Bank Deposits | 9,555,639 | 9,428,741 | 9,611,556 | 9,801,686 | 10,182,591 | 1.60 |
| Thrift Deposits | 1,066,911 | 1,040,200 | 1,069,355 | 1,141,503 | 1,120,094 | 1.22 |
| Savings Bank Deposits | 0 | 0 | 0 | 0 | 0 | NA |
| Credit Union Deposits | 668,657 | 713,830 | 749,224 | 753,433 | 737,915 | 2.49 |
| Total Deposits | 10,622,550 | 10,468,941 | 10,680,911 | 10,943,189 | 11,302,685 | 1.56 |
| Weighted Deposits | 10,622,550 | 10,468,941 | 10,680,911 | 10,943,189 | 11,302,685 | 1.56 |

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

**Demographic Data**

| | Base 2000 | Current 2005 | Projected 2010 | % Change 2000-2005 | % Change 2005-2010 |
|---|---|---|---|---|---|
| Total Population: | 654,880 | 687,717 | 730,615 | 5.01 | 6.24 |
| 0-14 Age Group (%): | 22 | 21 | 20 | 1.10 | 2.82 |
| 15-34 Age Group (%): | 28 | 28 | 27 | 3.31 | 3.43 |
| 35-54 Age Group (%): | 29 | 29 | 29 | 5.26 | 4.24 |
| 55+ Age Group (%): | 21 | 22 | 24 | 11.02 | 15.65 |
| Total Households: | 266,294 | 281,648 | 300,587 | 5.77 | 6.72 |
| $0-24K Households (%): | 30 | 24 | 19 | -16.58 | -12.99 |
| $25-50K Households (%): | 32 | 29 | 25 | -4.11 | -9.25 |
| $50K+ Households (%): | 38 | 47 | 56 | 31.48 | 26.38 |
| Average Household Income: | 50,544 | 61,772 | 76,033 | 22.21 | 23.09 |
| Median Household Income: | 39,295 | 47,175 | 56,665 | 20.05 | 20.12 |
| Per Capita Income: | 20,788 | 25,503 | 31,494 | 22.68 | 23.49 |

Source: ESRI

Source: SNL Securities

## 3. *Comparisons with Publicly Traded Thrifts*

> ### INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded, fully converted thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

> ### SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of only liquidly traded fully converted institutions.

As of the date of this appraisal, there are a total of 134 fully converted thrifts traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro selected all fully converted thrifts located in the Midwest Region or 44 of the 134 fully converted thrifts.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 2 institutions that converted after December 31, 2004 were eliminated.

Of the remaining 42, FinPro then eliminated 26 of the institutions with assets in excess of $400 million as these entities have greater financial and managerial resources and a broader branch network.

FinPro eliminated 2 unprofitable institutions and 2 institutions with an ROAE greater than 10%. Additionally, one merger target was eliminated.

This results in a total of 11 Comparables. FinPro reviewed the recent performance and news releases of these eleven companies and determined that all eleven were acceptable Comparables.

## FIGURE 26 - COMPARABLE GROUP

| Ticker | Short Name | Exchange | City | State | Number of Offices | IPO Date |
|--------|-----------|----------|------|-------|---------|-----------|
| | | | | | | *Corporate* |
| | *Comparable Thrift Data* | | | | | |
| BRBI | Blue River Bancshares, Inc. | NASDAQ | Shelbyville | IN | 5 | 06/24/1998 |
| FFDF | FFD Financial Corporation | NASDAQ | Dover | OH | 3 | 04/03/1996 |
| FBEI | First Bancorp of Indiana, Inc. | NASDAQ | Evansville | IN | 8 | 04/07/1999 |
| FBTC | First BancTrust Corporation | NASDAQ | Paris | IL | 5 | 04/19/2001 |
| FFBI | First Federal Bancshares, Inc. | NASDAQ | Colchester | IL | 9 | 09/28/2000 |
| FFHS | First Franklin Corporation | NASDAQ | Cincinnati | OH | 8 | 01/26/1988 |
| FNFI | First Niles Financial, Inc. | NASDAQ | Niles | OH | 1 | 10/27/1998 |
| HCFC | Home City Financial Corporation | NASDAQ | Springfield | OH | 2 | 12/30/1996 |
| MCBF | Monarch Community Bancorp, Inc. | NASDAQ | Coldwater | MI | 6 | 08/30/2002 |
| PFED | Park Bancorp, Inc. | NASDAQ | Chicago | IL | 3 | 08/12/1996 |
| WAYN | Wayne Savings Bancshares, Inc. | NASDAQ | Wooster | OH | 11 | 01/09/2003 |
| | Liberty Bancorp, Inc. | | Liberty | MO | 6 | |

---

### OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size

2. Profitability

3. Capital Level

4. Balance Sheet Mix

5. Operating Strategy

6. Date of conversion

*1. Asset Size*      The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $98.5 million to $398.0 million in total assets with a median of $248.0 million. The Bank's asset size was $251.9 million as of December 31, 2005. On a pro forma basis, the Bank's assets are projected to be $271.9 million at the midpoint of the estimated value range.

*2. Profitability*       The Comparable Group had a median ROAA of 0.55% and a median ROAE of 4.97% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.03% to a high of 1.05%, while the ROAE measure ranged from a low of 0.27% to a high of 7.55%. The Bank had a ROAA of 0.64% and a ROAE of 7.07% for the twelve months ended December 31, 2005. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.63% and 3.88%, respectively.

*3. Capital Level*       The Comparable Group had a median equity to assets ratio of 10.20% with a high of 16.64% and a low of 6.58%. At December 31, 2005, the Bank had an equity to assets ratio of 8.37%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 15.09%.

*4. Balance Sheet Mix*  At December 31, 2005, the Bank had a net loan to asset ratio of 68.26%. The median loan to asset ratio for the Comparables was 65.83%, ranging from a low of 48.64% to a high of 86.11%. On the liability side, the Bank's deposit to asset ratio was 76.50% at December 31, 2005 while the Comparable median was 66.07%, ranging from 61.72% to 85.76%. The Bank's borrowing to asset ratio of 13.36% is below the Comparable median of 20.81%.

*5. Operating Strategy*   An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

*6. Date of Conversion*   Recent conversions, those completed on or after December 31, 2004, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

## FIGURE 27 - KEY FINANCIAL INDICATORS

| | The Bank at or for the Twelve Months Ended 12/31/05 | Comparable Group Median Last Twelve Months |
|---|---|---|
| **Balance Sheet Data** | | |
| Gross Loans to Deposits | 90.07 | 97.18 |
| Total Net Loans to Assets | 68.26 | 65.83 |
| Securities to Assets | 20.47 | 25.89 |
| Deposits to Assets | 76.50 | 66.07 |
| Borrowed Funds to Assets | 13.36 | 20.81 |
| **Balance Sheet Growth** | | |
| Asset Growth Rate | 11.54 | 2.61 |
| Loan Growth Rate | (2.33) | 8.37 |
| Deposit Growth Rate | 15.22 | 0.21 |
| **Capital** | | |
| Equity to Assets | 8.37 | 10.20 |
| Tangible Equity to Tangible Assets | 8.37 | 9.59 |
| Intangible Assets to Equity | - | 1.84 |
| Regulatory Core Capital to Assets | 8.67 | 10.30 |
| Equity + Reserves to Assets | 9.02 | 10.49 |
| **Asset Quality** | | |
| Non-Performing Loans to Loans | 0.35 | 1.23 |
| Reserves to Non-Performing Loans | 275.78 | 119.27 |
| Non-Performing Assets to Assets | 1.40 | 0.96 |
| Non-Performing Assets to Equity | 16.73 | 9.17 |
| Reserves to Loans | 0.81 | 1.03 |
| Reserves to Non-Performing Assets + 90 Days Del. | 46.68 | 79.68 |
| **Profitability** | | |
| Return on Average Assets | 0.64 | 0.55 |
| Return on Average Equity | 7.07 | 4.97 |
| **Income Statement** | | |
| Yield on Average Earning Assets | 6.11 | 5.48 |
| Cost of Average Interest Bearing Liabilities | 2.68 | NA |
| Net Interest Spread | 3.43 | NA |
| Net Interest Margin | 3.55 | 3.13 |
| Noninterest Income to Average Assets | 0.53 | 0.40 |
| Noninterest Expense to Average Assets | 2.70 | 2.48 |
| Efficiency Ratio | 69.25 | 80.01 |
| Overhead Ratio | 64.39 | 73.30 |

Source:   The Bank's Offering Circular, FinPro calculations and SNL Securities

# 4. Market Value Determination

---

## MARKET VALUE ADJUSTMENTS

---

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively weighed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:
- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:
- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

---

## FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

### FIGURE 28 - KEY BALANCE SHEET DATA

| Ticker | Short Name | Total Assets ($000) | Loans/ Deposits (%) | Loans/ Assets (%) | Securities/ Assets (%) | Deposits/ Assets (%) | Borrowings/ Assets (%) |
|---|---|---|---|---|---|---|---|
| | *Comparable Thrift Data* | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 219,214 | 91.43 | 75.12 | 13.09 | 82.16 | 9.75 |
| FFDF | FFD Financial Corporation | 157,713 | 110.73 | 85.75 | 3.99 | 77.44 | 9.95 |
| FBEI | First Bancorp of Indiana, Inc. | 285,875 | 97.18 | 62.56 | 26.58 | 64.38 | 23.79 |
| FBTC | First BancTrust Corporation | 239,771 | 88.07 | 58.18 | 32.57 | 66.07 | 22.39 |
| FFBI | First Federal Bancshares, Inc. | 335,401 | 60.53 | 51.91 | 41.67 | 85.76 | 7.29 |
| FFHS | First Franklin Corporation | 282,272 | 104.82 | 81.99 | 13.02 | 78.22 | 12.46 |
| FNFI | First Niles Financial, Inc. | 98,516 | 78.82 | 48.64 | 45.83 | 61.72 | 20.81 |
| HCFC | Home City Financial Corporation | 149,553 | 130.81 | 86.11 | 5.18 | 65.83 | 24.30 |
| MCBF | Monarch Community Bancorp, Inc. | 277,068 | 124.92 | 77.89 | NA | 62.35 | 21.50 |
| PFED | Park Bancorp, Inc. | 248,035 | 104.47 | 65.83 | 25.20 | 63.02 | 23.11 |
| WAYN | Wayne Savings Bancshares, Inc. | 397,968 | 70.28 | 58.08 | 33.43 | 82.64 | 7.66 |
| | Average | 244,671 | 96.55 | 68.37 | 24.06 | 71.78 | 16.64 |
| | Median | 248,035 | 97.18 | 65.83 | 25.89 | 66.07 | 20.81 |
| | Maximum | 397,968 | 130.81 | 86.11 | 45.83 | 85.76 | 24.30 |
| | Minimum | 98,516 | 60.53 | 48.64 | 3.99 | 61.72 | 7.29 |
| | Liberty Bancorp, Inc. | 251,907 | 90.07 | 68.26 | 20.47 | 76.50 | 13.36 |
| | **Variance to the Comparable Median** | 3,872 | (7.11) | 2.43 | (5.42) | 10.43 | (7.45) |

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $251.9 million, is approximately the same size as the Comparable Group median of $248.0 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $271.9 million.

Asset Composition - The Bank's net loans to assets ratio of 68.26% is above the Comparable Group median of 65.83%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank utilizes a lower level of wholesale borrowings. The Bank funds itself through deposits, 76.50% of assets, and borrowings, 13.36% of assets. The Comparable Group has a deposits to assets ratio of 66.07% and a borrowing to asset ratio of 20.81%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

## FIGURE 29 - CAPITAL DATA

| | | *Capital for the Most Recent Period End* | | | | |
|---|---|---|---|---|---|---|
| Ticker | Short Name | Equity/ Assets (%) | Tangible Equity/ Tang Assets (%) | Intangible Assets/ Equity (%) | Core Capital/ Tangible Assets (%) | Equity + Reserves/ Assets (%) |
| | *Comparable Thrift Data* | | | | | |
| BRBI | Blue River Bancshares, Inc. | 7.61 | 6.11 | 20.91 | NA | 8.38 |
| FFDF | FFD Financial Corporation | 11.37 | 11.37 | - | NA | 11.84 |
| FBEI | First Bancorp of Indiana, Inc. | 10.20 | 9.59 | 6.56 | 9.24 | 10.49 |
| FBTC | First BancTrust Corporation | 10.98 | 10.98 | - | 14.03 | 11.98 |
| FFBI | First Federal Bancshares, Inc. | 6.58 | 6.14 | 7.06 | 7.22 | 6.86 |
| FFHS | First Franklin Corporation | 8.69 | 8.69 | - | 8.19 | 9.29 |
| FNFI | First Niles Financial, Inc. | 16.64 | 16.64 | - | 15.35 | 17.40 |
| HCFC | Home City Financial Corporation | 8.96 | 8.81 | 1.84 | NA | 9.88 |
| MCBF | Monarch Community Bancorp, Inc. | 14.64 | 11.12 | 27.08 | NA | 15.69 |
| PFED | Park Bancorp, Inc. | 12.21 | 12.21 | - | 11.35 | 12.89 |
| WAYN | Wayne Savings Bancshares, Inc. | 8.93 | 8.42 | 6.21 | NA | 9.27 |
| | Average | 10.62 | 10.01 | 6.33 | 10.90 | 11.27 |
| | Median | 10.20 | 9.59 | 1.84 | 10.30 | 10.49 |
| | Maximum | 16.64 | 16.64 | 27.08 | 15.35 | 17.40 |
| | Minimum | 6.58 | 6.11 | - | 7.22 | 6.86 |
| | Liberty Bancorp, Inc. | 8.37 | 8.37 | - | 8.67 | 9.02 |
| | **Variance to the Comparable Median** | (1.83) | (1.22) | (1.84) | (1.63) | (1.47) |

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 10.20% is above the Bank's ratio of 8.37%. The Bank's pro forma equity to assets ratio is projected to be 15.09% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Six of the Comparables have intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

## FIGURE 30 - ASSET QUALITY TABLE

| | | Asset Quality for the Most Recent Period End | | | | | |
|---|---|---|---|---|---|---|---|
| Ticker | Short Name | NPLs/ Loans (%) | Reserves/ NPLs (%) | NPAs/ Assets (%) | NPAs/ Equity (%) | Reserves/ Loans (%) | Reserves/ NPAs + 90 (%) |
| | *Comparable Thrift Data* | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 0.74 | 138.70 | 0.77 | 10.16 | 1.03 | 62.61 |
| FFDF | FFD Financial Corporation | NA | NA | NA | NA | 0.56 | NA |
| FBEI | First Bancorp of Indiana, Inc. | 0.26 | 179.18 | 0.16 | 1.60 | 0.46 | 177.63 |
| FBTC | First BancTrust Corporation | 1.71 | 99.83 | 1.04 | 9.46 | 1.71 | 96.26 |
| FFBI | First Federal Bancshares, Inc. | NA | NA | NA | NA | 0.54 | NA |
| FFHS | First Franklin Corporation | 2.04 | 35.86 | 1.67 | 19.28 | 0.73 | 30.00 |
| FNFI | First Niles Financial, Inc. | 1.74 | 89.08 | 0.88 | 5.29 | 1.55 | 78.94 |
| HCFC | Home City Financial Corporation | NA | NA | NA | NA | 1.07 | NA |
| MCBF | Monarch Community Bancorp, Inc. | 0.35 | 383.44 | 1.30 | 8.87 | 1.34 | 80.42 |
| PFED | Park Bancorp, Inc. | 4.29 | 24.14 | 2.86 | 23.41 | 1.03 | 23.84 |
| WAYN | Wayne Savings Bancshares, Inc. | 0.39 | 149.16 | 0.24 | 2.66 | 0.58 | 140.65 |
| | Average | 1.44 | 137.42 | 1.12 | 10.09 | 0.96 | 86.29 |
| | Median | 1.23 | 119.27 | 0.96 | 9.17 | 1.03 | 79.68 |
| | Maximum | 4.29 | 383.44 | 2.86 | 23.41 | 1.71 | 177.63 |
| | Minimum | 0.26 | 24.14 | 0.16 | 1.60 | 0.46 | 23.84 |
| | Liberty Bancorp, Inc. | 0.35 | 275.78 | 1.40 | 16.73 | 0.81 | 46.68 |
| | **Variance to the Comparable Median** | (0.88) | 156.52 | 0.44 | 7.57 | (0.22) | (33.00) |

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 0.35%, is below the Comparable Group median at 1.23%. The Bank had a nonperforming assets to assets ratio of 1.40%, which is above the Comparable median of 0.96%. The Bank's reserve level, 0.81% of total loans, is below the Comparable median of 1.03% of loans. The Bank's level of reserves to NPAs is below that of the Comparable Group, due to the Bank's higher level of NPAs and lower level of reserves.

| Positive | Neutral | Negative |
|---|---|---|
| Higher Loans to Assets | Similar Asset Base | Higher NPAs |
| Higher Deposits to Assets | | Lower ALLL to NPAs |
| Lower NPLs to Loans | | Lower ALLL to Loans |
| Higher Pro Forma Capital | | |

The Bank's asset mix is stronger than the Comparable Group's mix. The Bank has a higher level of deposits and a lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has lower capital levels, but at the midpoint of the range will have higher capital levels. The Bank has a lower level of NPLs, but a higher level of NPAs. The Bank's reserve levels as a percentage of loans and as a percentage of NPAs are below the Comparable levels. Taken collectively, modest upward adjustment is warranted for financial condition.

---

┌─────────────────────────────────┐
│  BALANCE SHEET GROWTH           │
└─────────────────────────────────┘

The Bank's assets and deposits have grown faster than the Comparable Group. However, the Bank experienced loan runoff, relative to growth for the Comparable Group.

### FIGURE 31 - BALANCE SHEET GROWTH DATA

| | | Growth | | |
|---|---|---|---|---|
| Ticker | Short Name | Asset Growth LTM (%) | Loan Growth LTM (%) | Deposit Growth LTM (%) |
| | *Comparable Thrift Data* | | | |
| BRBI | Blue River Bancshares, Inc. | 2.61 | 8.37 | 2.06 |
| FFDF | FFD Financial Corporation | 13.96 | 12.85 | 12.99 |
| FBEI | First Bancorp of Indiana, Inc. | 2.86 | (1.05) | (9.01) |
| FBTC | First BancTrust Corporation | 6.72 | 18.66 | (0.16) |
| FFBI | First Federal Bancshares, Inc. | 6.56 | 27.75 | 6.03 |
| FFHS | First Franklin Corporation | 3.03 | 13.07 | 0.21 |
| FNFI | First Niles Financial, Inc. | (0.72) | 9.64 | (1.07) |
| HCFC | Home City Financial Corporation | (4.27) | (1.56) | (8.16) |
| MCBF | Monarch Community Bancorp, Inc. | (0.02) | (4.39) | 2.99 |
| PFED | Park Bancorp, Inc. | (8.19) | (2.79) | (6.41) |
| WAYN | Wayne Savings Bancshares, Inc. | 1.69 | 7.15 | 2.25 |
| | Average | 2.20 | 7.97 | 0.16 |
| | Median | 2.61 | 8.37 | 0.21 |
| | Maximum | 13.96 | 27.75 | 12.99 |
| | Minimum | (8.19) | (4.39) | (9.01) |
| | Liberty Bancorp, Inc. | 11.54 | (2.33) | 15.22 |
| | **Variance to the Comparable Median** | 8.93 | (10.70) | 15.01 |

Sources: SNL and Offering Circular Data, FinPro Computations

┌──────────────────────────────────────────────────────────────────┐
│ Positive              Neutral                    Negative          │
└──────────────────────────────────────────────────────────────────┘

Higher Asset Growth                          Lower Loan Growth

Higher Deposit Growth

A modest upward adjustment is warranted.

---

> ## EARNINGS QUALITY,
> ## PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income

- loan loss provision

- non-interest income

- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's net income has trended upward between the twelve months ended September 30, 2002 and September 30, 2005. The increase is predominately attributable to higher net interest income, which was a function of both higher interest income and lower interest expense. During this time frame noninterest expense rose from $4.9 million for the twelve months ended September 30, 2002 to $6.1 million for the twelve months ended September 30, 2005.

The net income for the three months ended December 31, 2005 was $30 thousand below the net income for the three months ended December 31, 2004. The decline in net income is attributable to a $170 thousand increase in noninterest expense and a $70 thousand increase in provision expense. These changes were partially offset by higher net interest income, higher noninterest income and lower income tax expense.

## FIGURE 32 - NET INCOME CHART



Source: Offering Prospectus

The Bank's ROAA and ROAE are above the Comparable Group median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are projected to be 0.63% and 3.88%, respectively.

### FIGURE 33 - PROFITABILITY DATA

| Ticker | Short Name | LTM Profitability | |
| --- | --- | --- | --- |
| | | Return on Avg Assets (%) | Return on Avg Equity (%) |
| | *Comparable Thrift Data* | | |
| BRBI | Blue River Bancshares, Inc. | 0.15 | 1.95 |
| FFDF | FFD Financial Corporation | 0.89 | 7.55 |
| FBEI | First Bancorp of Indiana, Inc. | 0.59 | 5.60 |
| FBTC | First BancTrust Corporation | 0.58 | 4.97 |
| FFBI | First Federal Bancshares, Inc. | 0.38 | 5.35 |
| FFHS | First Franklin Corporation | 0.39 | 4.35 |
| FNFI | First Niles Financial, Inc. | 1.05 | 6.42 |
| HCFC | Home City Financial Corporation | 0.55 | 6.41 |
| MCBF | Monarch Community Bancorp, Inc. | 0.52 | 3.60 |
| PFED | Park Bancorp, Inc. | 0.58 | 4.94 |
| WAYN | Wayne Savings Bancshares, Inc. | 0.03 | 0.27 |
| | Average | 0.52 | 4.67 |
| | Median | 0.55 | 4.97 |
| | Maximum | 1.05 | 7.55 |
| | Minimum | 0.03 | 0.27 |
| | Liberty Bancorp, Inc. | 0.64 | 7.07 |
| | **Variance to the Comparable Median** | 0.09 | 2.10 |

Sources: SNL and Offering Circular Data, FinPro Computations

## FIGURE 34 - INCOME STATEMENT DATA

| Ticker | Short Name | Yield on Ave Earn Assets (%) | Cost of Funds (%) | Net Interest Spread (%) | Net Interest Margin (%) | Noninterest Income/ Avg Assets (%) | Noninterest Expense/ Avg Assets (%) | Efficiency Ratio (%) | Overhead Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|
| | *Comparable Thrift Data* | | | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 5.70 | NA | NA | 3.38 | 0.59 | 3.37 | 88.51 | 86.43 |
| FFDF | FFD Financial Corporation | 5.74 | NA | NA | 3.60 | 0.40 | 2.74 | 70.16 | 66.76 |
| FBEI | First Bancorp of Indiana, Inc. | 5.33 | NA | NA | 2.83 | 0.57 | 2.48 | 77.42 | 72.46 |
| FBTC | First BancTrust Corporation | 5.73 | NA | NA | 3.52 | 1.34 | 3.78 | 81.01 | 73.30 |
| FFBI | First Federal Bancshares, Inc. | 4.83 | NA | NA | 2.45 | 0.30 | 2.17 | 80.01 | 77.47 |
| FFHS | First Franklin Corporation | 5.33 | NA | NA | 2.40 | 0.40 | 2.25 | 84.08 | 81.31 |
| FNFI | First Niles Financial, Inc. | 5.00 | 2.63 | 2.36 | 2.77 | 0.04 | 1.81 | 65.77 | 65.26 |
| HCFC | Home City Financial Corporation | 6.16 | NA | NA | 3.27 | 0.19 | 2.25 | 67.76 | 65.77 |
| MCBF | Monarch Community Bancorp, Inc. | 6.22 | NA | NA | 3.52 | 1.09 | 3.67 | 87.04 | 82.50 |
| PFED | Park Bancorp, Inc. | 5.48 | NA | NA | 3.13 | 0.24 | 2.36 | 75.00 | 72.95 |
| WAYN | Wayne Savings Bancshares, Inc. | 5.16 | NA | NA | 3.06 | 0.42 | 2.83 | 85.02 | 82.82 |
| | Average | 5.52 | 2.63 | 2.36 | 3.08 | 0.51 | 2.70 | 78.34 | 75.18 |
| | Median | 5.48 | 2.63 | 2.36 | 3.13 | 0.40 | 2.48 | 80.01 | 73.30 |
| | Maximum | 6.22 | 2.63 | 2.36 | 3.60 | 1.34 | 3.78 | 88.51 | 86.43 |
| | Minimum | 4.83 | 2.63 | 2.36 | 2.40 | 0.04 | 1.81 | 65.77 | 65.26 |
| | Liberty Bancorp, Inc. | 6.11 | 2.68 | 3.43 | 3.55 | 0.53 | 2.70 | 69.25 | 64.39 |
| | Variance to the Comparable Median | 0.63 | 0.05 | 1.07 | 0.42 | 0.13 | 0.22 | (10.77) | (8.91) |

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 42 basis point advantage in net margin. Additionally, the Bank has a 13 basis point advantage in noninterest income. These differences are partially offset by a 22 basis point disadvantage in noninterest expense.

The Bank's efficiency ratio of 69.25% is below the Comparable median of 80.01%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

| Positive | Neutral | Negative |
|---|---|---|
| Higher Core ROAA | | Lower Pro Forma ROAE |
| Higher Core ROAE | | Higher Noninterest Expense |
| Higher Net Margin | | |
| Higher Noninterest Income | | |

The Bank is more profitable than the Comparables on a ROAA and ROAE basis. After the conversion, the Bank is expected to have a lower ROAE. The Bank's earnings composition is better than the Comparable Group as the Bank has a higher net margin and higher level of noninterest income, but a higher level of noninterest expense. Taken collectively, a moderate upward adjustment is warranted for this factor.

## MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

### FIGURE 35 – MARKET AREA DATA

| Institution Name | County | Bank's Deposits In the County 06/30/05 (actual) | Bank's Deposit Market Share (%) | Total Population 2005 (actual) | Population Per Branch (actual) | Population Change 2000-2005 (%) | Proj. Population Change 2005-2010 (%) | Median HH Income 2005 ($) | HH Income Change 2000-2005 (%) | Proj HH Income Change 2005-2010 (%) | Unemp. Rate Dec. 2005 (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Blue River Bancshares, Inc. | Shelby | 101,148 | 21.31 | 43,420 | 3,101 | (0.06) | (0.72) | 48,828 | 11.90 | 10.92 | 5.00 |
| Blue River Bancshares, Inc. | Fayette | 68,924 | 1.49 | 275,843 | 2,578 | 5.88 | 5.79 | 49,713 | 24.82 | 24.86 | 4.60 |
| *Deposit Weighted Market Data* | | | 13.28 | | 2,889 | 2.35 | 1.92 | 49,187 | 17.14 | 16.57 | 4.84 |
| | | | | | | | | | | | |
| FFD Financial Corporation | Tuscarawas | 112,664 | 10.02 | 92,048 | 2,422 | 1.25 | 0.66 | 40,775 | 14.95 | 15.31 | 5.30 |
| *Deposit Weighted Market Data* | | | 10.02 | | 2,422 | 1.25 | 0.66 | 40,775 | 14.95 | 15.31 | 5.30 |
| | | | | | | | | | | | |
| First Bancorp of Indiana, Inc. | Vanderburgh | 191,278 | 5.62 | 172,943 | 3,034 | 0.59 | 0.95 | 41,299 | 12.19 | 11.67 | 4.90 |
| First Bancorp of Indiana, Inc. | Warrick | 5,471 | 1.13 | 55,643 | 3,975 | 6.22 | 5.46 | 54,076 | 10.87 | 12.72 | 4.40 |
| *Deposit Weighted Market Data* | | | 5.50 | | 3,060 | 0.75 | 1.08 | 41,654 | 12.15 | 11.70 | 4.89 |
| | | | | | | | | | | | |
| First BancTrust Corporation | Edgar | 92,797 | 23.23 | 19,402 | 1,617 | (1.53) | (0.96) | 38,110 | 8.39 | 9.49 | 4.90 |
| First BancTrust Corporation | Clark | 56,712 | 19.58 | 16,651 | 1,514 | (2.10) | (3.48) | 39,269 | 9.53 | 9.85 | 5.10 |
| First BancTrust Corporation | Champaign | 42,003 | 1.31 | 190,148 | | 5.83 | 5.98 | 42,788 | 12.78 | 13.01 | 3.50 |
| *Deposit Weighted Market Data* | | | 17.34 | | 1,232 | (0.08) | (0.18) | 39,479 | 9.69 | 10.37 | 4.65 |
| | | | | | | | | | | | |
| First Federal Bancshares, Inc. | McDonough | 129,749 | 26.93 | 33,681 | 1,981 | 2.33 | 0.81 | 36,035 | 11.82 | 9.70 | 4.40 |
| First Federal Bancshares, Inc. | Adams | 83,719 | 5.71 | 67,488 | 1,730 | (1.16) | (1.86) | 38,723 | 11.27 | 10.74 | 3.60 |
| First Federal Bancshares, Inc. | Marion | 39,380 | 8.92 | 28,602 | 1,362 | 1.11 | 1.67 | 38,258 | 20.03 | 19.13 | 5.10 |
| First Federal Bancshares, Inc. | Clark | 16,563 | 13.52 | 7,406 | 1,234 | (0.13) | 0.12 | 35,194 | 19.31 | 17.81 | 5.20 |
| First Federal Bancshares, Inc. | Lewis | 15,359 | 8.98 | 10,477 | 1,310 | (0.16) | (0.92) | 35,523 | 15.96 | 15.56 | 4.70 |
| *Deposit Weighted Market Data* | | | 16.45 | | 1,742 | 0.86 | 0.01 | 37,056 | 13.45 | 12.10 | 4.32 |
| | | | | | | | | | | | |
| First Franklin Corporation | Hamilton | 218,924 | 0.92 | 820,240 | 2,524 | (2.96) | (2.68) | 50,568 | 23.29 | 23.60 | 5.10 |
| *Deposit Weighted Market Data* | | | 0.92 | | 2,524 | (2.96) | (2.68) | 50,568 | 23.29 | 23.60 | 5.10 |
| | | | | | | | | | | | |
| First Niles Financial, Inc. | Trumbull | 60,388 | 2.14 | 219,857 | 3,141 | (2.34) | (2.14) | 45,433 | 18.46 | 16.93 | 6.50 |
| *Deposit Weighted Market Data* | | | 2.14 | | 3,141 | (2.34) | (2.14) | 45,433 | 18.46 | 16.93 | 6.50 |
| | | | | | | | | | | | |
| Home City Financial Corporation | Clark | 102,796 | 7.08 | 142,749 | 3,757 | (1.38) | (0.76) | 47,792 | 18.50 | 16.69 | 6.30 |
| *Deposit Weighted Market Data* | | | 7.08 | | 3,757 | (1.38) | (0.76) | 47,792 | 18.50 | 16.69 | 6.30 |
| | | | | | | | | | | | |
| Monarch Community Bancorp, Inc. | Branch | 100,403 | 17.04 | 47,646 | 1,985 | 4.06 | 3.26 | 42,539 | 9.70 | 8.43 | 6.40 |
| Monarch Community Bancorp, Inc. | Clhoun | 64,785 | 6.58 | 140,105 | 3,417 | 1.54 | 1.66 | 43,041 | 10.36 | 10.06 | 5.90 |
| Monarch Community Bancorp, Inc. | Hillsdale | 8,161 | 2.29 | 48,556 | 3,468 | 4.36 | 4.80 | 43,771 | 8.53 | 8.76 | 7.00 |
| *Deposit Weighted Market Data* | | | 12.44 | | 2,590 | 3.13 | 2.73 | 42,785 | 9.89 | 9.05 | 6.24 |
| | | | | | | | | | | | |
| Park Bancorp, Inc. | Cook | 92,666 | 0.06 | 5,422,805 | 3,568 | 0.86 | 0.88 | 52,562 | 14.40 | 16.40 | 5.70 |
| Park Bancorp, Inc. | DuPage | 69,415 | 0.29 | 948,221 | 2,515 | 4.87 | 4.71 | 77,113 | 14.14 | 14.81 | 4.10 |
| *Deposit Weighted Market Data* | | | 0.16 | | 3,117 | 2.58 | 2.52 | 63,077 | 14.29 | 15.72 | 5.01 |
| | | | | | | | | | | | |
| Wayne Savings Bancshares, Inc. | Wayne | 204,120 | 14.05 | 114,581 | 2,546 | 2.70 | 2.29 | 48,640 | 17.24 | 14.71 | 4.70 |
| Wayne Savings Bancshares, Inc. | Ashland | 41,229 | 7.08 | 52,901 | 2,519 | 0.72 | (0.57) | 45,453 | 16.00 | 14.82 | 5.70 |
| Wayne Savings Bancshares, Inc. | Stark | 36,770 | 0.78 | 379,220 | 3,298 | 0.30 | 1.03 | 47,067 | 18.18 | 17.31 | 0.90 |
| Wayne Savings Bancshares, Inc. | Holmes | 25,186 | 5.01 | 39,392 | 1,876 | 1.15 | 0.51 | 42,493 | 14.93 | 14.76 | 3.60 |
| Wayne Savings Bancshares, Inc. | Medina | 20,997 | 0.94 | 166,609 | 2,777 | 10.27 | 9.15 | 65,698 | 18.14 | 18.29 | 4.80 |
| *Deposit Weighted Market Data* | | | 10.16 | | 2,590 | 2.55 | 2.09 | 48,683 | 17.07 | 15.25 | 4.32 |
| | | | | | | | | | | | |
| **Comparable Median** | | | 10.02 | | 2,590 | 0.86 | 0.66 | 45,433 | 14.95 | 15.31 | 5.01 |
| | | | | | | | | | | | |
| Liberty Bancorp, Inc. | Clay | 120,392 | 4.69 | 195,417 | 2,752 | 6.20 | 6.20 | 57,641 | 19.09 | 17.29 | 4.20 |
| Liberty Bancorp, Inc. | Clinton | 28,193 | 13.16 | 20,436 | 2,044 | 7.68 | 6.74 | 49,734 | 19.50 | 17.68 | 5.00 |
| Liberty Bancorp, Inc. | Platte | 27,448 | 3.68 | 81,604 | 2,092 | 10.60 | 10.09 | 66,674 | 19.46 | 18.42 | 4.00 |
| Liberty Bancorp, Inc. | Jackson | 2,549 | 0.02 | 687,717 | 3,582 | 5.01 | 6.24 | 47,175 | 20.05 | 20.12 | 5.80 |
| *Deposit Weighted Market Data* | | | 5.81 | | 2,551 | 7.09 | 6.88 | 57,632 | 19.23 | 17.57 | 4.32 |

Sources: SNL Securities

| Positive | Neutral | Negative |
|----------|---------|----------|

Higher Population Growth                                         Lower Market Share

Lower Unemployment                                              Lower Population Per Branch

Higher Income

Higher Income Growth

The Bank's market area has grown and is projected to continue to grow at a faster rate than the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are higher in the Bank's markets and are projected to grow at a rate faster than the Comparables. However, the attractive markets have drawn a higher level of competition based on the lower population per branch and the Bank's lower market share in the markets. Based upon these factors, a moderate upward adjustment is warranted for market area.

---

| CASH DIVIDENDS |
|---|

Currently, most conversions are not establishing a dividend policy concurrent with the conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rates of return to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth in the market. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

## FIGURE 36 - DIVIDEND DATA

|  |  | *Dividends* | |
|---|---|---|---|
|  |  | Current Dividend Yield | LTM Dividend Payout Ratio |
| **Ticker** | **Short Name** | **(%)** | **(%)** |
|  | *Comparable Thrift Data* |  |  |
| BRBI | Blue River Bancshares, Inc. | - | - |
| FFDF | FFD Financial Corporation | 2.38 | 41.82 |
| FBEI | First Bancorp of Indiana, Inc. | 2.71 | 56.60 |
| FBTC | First BancTrust Corporation | 1.95 | 42.86 |
| FFBI | First Federal Bancshares, Inc. | 2.53 | 47.52 |
| FFHS | First Franklin Corporation | 2.18 | 53.23 |
| FNFI | First Niles Financial, Inc. | 4.49 | 81.01 |
| HCFC | Home City Financial Corporation | 2.84 | 43.56 |
| MCBF | Monarch Community Bancorp, Inc. | 1.90 | 47.37 |
| PFED | Park Bancorp, Inc. | 2.15 | 40.91 |
| WAYN | Wayne Savings Bancshares, Inc. | 3.15 | 800.00 |
|  | Average | 2.39 | 114.08 |
|  | Median | 2.38 | 47.37 |
|  | Maximum | 4.49 | 800.00 |
|  | Minimum | - | - |
|  | Liberty Bancorp, Inc. | 2.62 | 72.73 |
|  | **Variance to the Comparable Median** | 0.24 | 25.36 |

Sources: SNL and Offering Circular Data, FinPro Computations

Ten of the eleven Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 47.37%. Currently, the Bank's dividend yield and payout ratio are above the Comparable medians.

These higher ratios can be partially attributable to the dividend waiver, which allows the Bank to pay dividends only to minority shareholders. In the offering circular, the Bank discloses that dividends will be lower than existing levels after the conversion.

The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 15.09%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.


**LIQUIDITY OF THE ISSUE**


The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provide an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

## FIGURE 37 - MARKET CAPITALIZATION DATA

| | | Market Data | | | | | |
|---|---|---|---|---|---|---|---|
| Ticker | Short Name | Market Value ($) | Price Per Share ($) | Price High ($) | Price Low ($) | Publicly Reported Book Value ($) | Tangible Publicly Rep Book Value ($) |
| | *Comparable Thrift Data* | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 20.70 | 5.90 | 6.00 | 4.96 | 4.76 | 3.76 |
| FFDF | FFD Financial Corporation | 24.10 | 20.19 | 20.75 | 18.02 | 15.04 | 15.04 |
| FBEI | First Bancorp of Indiana, Inc. | 34.50 | 22.12 | 22.70 | 20.50 | 18.68 | 17.46 |
| FBTC | First BancTrust Corporation | 29.20 | 12.30 | 12.80 | 11.77 | 11.08 | 11.08 |
| FFBI | First Federal Bancshares, Inc. | 23.60 | 19.00 | 20.48 | 18.05 | 19.10 | 17.75 |
| FFHS | First Franklin Corporation | 27.30 | 16.50 | 17.44 | 15.75 | 14.81 | 14.81 |
| FNFI | First Niles Financial, Inc. | 19.70 | 14.26 | 16.98 | 12.00 | 11.84 | 11.84 |
| HCFC | Home City Financial Corporation | 13.00 | 15.51 | 16.30 | 14.65 | 16.04 | 15.74 |
| MCBF | Monarch Community Bancorp, Inc. | 34.30 | 12.65 | 12.79 | 10.99 | 14.97 | 10.92 |
| PFED | Park Bancorp, Inc. | 37.40 | 33.45 | 33.70 | 28.36 | 28.59 | 28.59 |
| WAYN | Wayne Savings Bancshares, Inc. | 50.90 | 15.25 | 16.50 | 14.51 | 10.64 | 9.98 |
| | Average | 28.61 | 17.01 | 17.86 | 15.41 | 15.05 | 14.27 |
| | Median | 27.30 | 15.51 | 16.98 | 14.65 | 14.97 | 14.81 |
| | Maximum | 50.90 | 33.45 | 33.70 | 28.36 | 28.59 | 28.59 |
| | Minimum | 13.00 | 5.90 | 6.00 | 4.96 | 4.76 | 3.76 |
| | Liberty Bancorp, Inc. | 39.00 | NA | NA | NA | NA | NA |
| | **Variance to the Comparable Median** | 11.70 | NA | NA | NA | NA | NA |

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $13.0 million to a high of $50.9 million with a median market capitalization of $27.3 million. The Bank expects to have $39.0 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

No adjustment for this factor appears warranted.

## RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.

As such, no adjustment for this factor is warranted.

## 5. *Other Factors*

| MANAGEMENT |
|---|

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

> # SUBSCRIPTION INTEREST

Since 2003, second step conversions have not attracted strong subscription interest. Many of the offerings have closed below the maximum of their estimated value range and a few have utilized community and/or syndicated offerings. The aftermarket performance has not been strong.

## FIGURE 38 – SECOND STEP OFFERING PRICE APPRECIATION

| Ticker | Short Name | IPO Date | Percent Change from IPO | | | | |
| | | | After 1 Day (%) | After 1 Week (%) | After 1 Month (%) | After 3 Months (%) | To Date (%) |
|---|---|---|---|---|---|---|---|
| NEBS | New England Bancshares, Inc. | 12/29/2005 | 6.60 | 7.00 | 7.00 | NA | 6.30 |
| ABNJ | American Bancorp of New Jersey, Inc. | 10/06/2005 | 1.60 | -2.00 | 0.10 | -0.20 | 4.50 |
| HCBK | Hudson City Bancorp, Inc. | 06/07/2005 | 9.60 | 10.70 | 15.50 | 25.50 | 24.90 |
| FFNM | First Federal of Northern Michigan Bancorp, Inc. | 04/04/2005 | -5.10 | -7.00 | -16.00 | -8.40 | -8.00 |
| ROME | Rome Bancorp, Inc. | 03/31/2005 | 0.50 | -2.00 | -5.60 | 0.10 | 15.30 |
| 2005 | Average | | 2.64 | 1.34 | 0.20 | 4.25 | 8.60 |
| | Median | | 1.60 | (2.00) | 0.10 | (0.05) | 6.30 |
| RBLG | Roebling Financial Corp, Inc. | 10/01/2004 | 0.00 | 0.00 | -7.00 | -1.10 | 0.00 |
| DSFN | DSA Financial Corporation | 07/30/2004 | -2.00 | -5.00 | -7.00 | 3.00 | 18.00 |
| PRTR | Partners Trust Financial Group, Inc. | 07/15/2004 | -0.10 | -0.50 | -1.90 | 5.00 | 19.90 |
| SYNF | Synergy Financial Group, Inc. | 01/21/2004 | 9.00 | 8.80 | 7.90 | -1.50 | 29.30 |
| PBNY | Provident New York Bancorp | 01/15/2004 | 15.00 | 13.80 | 15.10 | 9.50 | 18.90 |
| 2004 | Average | | 4.38 | 3.42 | 1.42 | 2.98 | 17.22 |
| | Median | | - | - | (1.90) | 3.00 | 18.90 |
| BKMU | Bank Mutual Corporation | 10/30/2003 | 17.80 | 19.40 | 15.40 | 10.00 | 15.00 |
| JFBI | Jefferson Bancshares, Inc. | 07/02/2003 | 23.90 | 25.00 | 40.00 | 45.00 | 33.80 |
| FNFG | First Niagara Financial Group, Inc. | 01/21/2003 | 12.70 | 13.40 | 12.60 | 18.20 | 35.60 |
| WAYN | Wayne Savings Bancshares, Inc. | 01/09/2003 | 12.00 | 12.10 | 11.50 | 21.50 | 52.50 |
| SFFS | Sound Federal Bancorp, Inc. | 01/07/2003 | 10.00 | 11.30 | 15.10 | 30.40 | 103.20 |
| 2003 | Average | | 15.28 | 16.24 | 18.92 | 25.02 | 48.02 |
| | Median | | 12.70 | 13.40 | 15.10 | 21.50 | 35.60 |
| 1/1/2003 | Average | | 7.43 | 7.00 | 6.85 | 11.21 | 24.61 |
| 2/17/2006 | Median | | 9.00 | 8.80 | 7.90 | 7.25 | 18.90 |

Source: SNL Securities

The subscription interest and aftermarket performance warrant a downward adjustment.

## VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

| Valuation Factor | Valuation Adjustment |
| --- | --- |
| Financial Condition | Modest Upward |
| Balance Sheet Growth | Modest Upward |
| Earnings Quality, Predictability and Growth | Moderate Upward |
| Market Area | Moderate Upward |
| Dividends | No Adjustment |
| Liquidity of the Issue | No Adjustment |
| Recent Regulatory Matters | No Adjustment |

Additionally, the following adjustments should be made to the Bank's market value.

| Valuation Factor | Valuation Adjustment |
| --- | --- |
| Management | No Adjustment |
| Subscription Interest | Downward |

# 6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, four key pricing multiples were considered. The four multiples include:

> Price to core earnings ("P/E")
>
> Price to book value ("P/B") / Price to tangible book value ("P/TB")
>
> Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 10 through13.

> **DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES**

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all Missouri public thrifts, all publicly traded thrifts and the recent (2003 to date) and historical second step conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts, and Missouri thrifts are shown in Exhibit 8.

> Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings, a P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.
>
> In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

---

> # EVALUATION OF THE
> # EXCHANGE RATIO

In a second step, the appraisal must equally weigh the fairness of the value to both the existing minority shareholders, as well as new equity investors. These interests are at odds as the existing shareholders desire a higher value and thus a higher exchange ratio, while the new equity investors desire a lower value. This valuation gave equal weight to both the existing minority shareholders and the new investors.

FinPro's estimated value range was designed to provide standard conversion pricing at the low end of the estimated value range, while accounting for the exchange of the minority shareholders at the high end of the range.

The Bank's stock closed at $30.25 per share on February 17, 2006. This would equal an exchange ratio of 3.025, which is between the midpoint and the maximum of the estimated value range. If the offering were to close with an exchange ratio below 3.025, existing shareholders could see their value diluted. However, the second step would benefit the minority shareholders in the form of increased liquidity, the addition of an exit strategy and book value accretion.

With this estimated value range, FinPro will let the market decide whether the Bank should be priced closer to standard conversions at the low end of the estimated value range or closer to the exchange value at the high end of the range.

> **OFFERING VALUE IN RELATION TO COMPARABLES**

Based upon the premiums and discounts defined in the section above, the Bank's aggregate pro forma market value at the midpoint is estimated to be $39,000,000. Based upon a range below and above the midpoint value, the relative values are $33,150,000 at the minimum and $44,850,000 at the maximum, respectively. At the super maximum of the estimated value range, the offering value would be $51,577,500.

At the various levels of the estimated value range, the full offering would result in the following offering data:

### FIGURE 39 - VALUE RANGE - FULL OFFERING

| Conclusion | Total Shares Shares | Price Per Share | Total Value |
|---|---|---|---|
| Appraised Value - Midpoint | 3,900,000 $ | 10 $ | 39,000,000 |
| Range: | | | |
| - Minimum | 3,315,000 $ | 10 | 33,150,000 |
| - Maximum | 4,485,000 | 10 | 44,850,000 |
| - Super Maximum | 5,157,750 | 10 | 51,577,500 |

Source: FinPro Inc. Pro Forma Model

This equates to the following multiples:

### FIGURE 40 - VALUE RANGE PRICING MULTIPLES

| | | Bank | Comparables | | State | | National | |
|---|---|---|---|---|---|---|---|---|
| | | | Mean | Median | Mean | Median | Mean | Median |
| Price-Core Earnings Ratio P/E | Min | 20.00 | | | | | | |
| | Mid | 23.26 | 31.39 | 27.20 | 16.25 | 16.25 | 21.49 | 16.00 |
| | Max | 26.32 | | | | | | |
| | Smax | 29.41 | | | | | | |
| Price-to-Book Ratio P/B | Min | 87.18% | | | | | | |
| | Mid | 95.06% | 114.60% | 117.00% | 196.50% | 206.50% | 146.15% | 131.70% |
| | Max | 101.83% | | | | | | |
| | Smax | 108.58% | | | | | | |
| Price-to-Tangible Book Ratio P/TB | Min | 87.18% | | | | | | |
| | Mid | 95.06% | 122.90% | 117.00% | 199.23% | 210.80% | 169.48% | 152.55% |
| | Max | 101.83% | | | | | | |
| | Smax | 108.58% | | | | | | |
| Price-to-Assets Ratio P/A | Min | 12.33% | | | | | | |
| | Mid | 14.35% | 12.12% | 12.19% | 16.19% | 17.31% | 14.13% | 13.10% |
| | Max | 16.32% | | | | | | |
| | Smax | 18.53% | | | | | | |

Source: FinPro Inc. Pro Forma Model

**FIGURE 41 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT**

| | Price Relative to | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at midpoint) Full Conversion | 21.74 | 23.26 | 95.06% | 95.06% | 14.35% |
| Comparable Group Median | 21.45 | 27.20 | 117.00% | 117.00% | 12.19% |
| (Discount) Premium | 1.35% | -14.49% | -18.75% | -18.75% | 17.72% |

Source: FinPro Calculations

Figure 41 illustrates that at the midpoint of the estimated valuation range the Bank is priced at a 14.49% discount to the Comparable median price to core earnings multiple. On a tangible book basis, the Bank is priced at a 18.75% discount.

**FIGURE 42 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM**

| | Price Relative to | | | | |
|---|---|---|---|---|---|
| | Earnings | Core Earnings | Book | Tangible Book | Assets |
| The Bank (at the supermax) Full Conversion | 27.78 | 29.41 | 108.58% | 108.58% | 18.53% |
| Comparable Group Median | 21.45 | 27.20 | 117.00% | 117.00% | 12.19% |
| (Discount) Premium | 29.51% | 8.13% | -7.20% | -7.20% | 52.01% |

Source: FinPro Calculations

Figure 42 illustrates that at the super maximum of the estimated valuation range the Bank is priced at a 8.13% premium to the Comparable median price to core earnings multiple. On a tangible book basis, the Bank is priced at a 7.20% discount.

```
┌─────────────────────────────────┐
│  COMPARISON TO RECENT SECOND    │
│        STEP CONVERSION          │
└─────────────────────────────────┘
```

As a secondary check FinPro reviewed the pro forma pricing multiples of the Bank relative to the other recent second step conversion pro forma pricing multiples. First Federal of Northern Michigan was the last second step conversion completed in the Midwest Region.

**FIGURE 43 – COMPARISON TO RECENT SECOND STEP CONVERSION PRICING MULTIPLES**

| Ticker | Short Name | IPO Date | IPO Price ($) | Net Proceeds ($000) | Price to Pro Forma | | |
|---|---|---|---|---|---|---|---|
| | | | | | EPS (x) | Book Value (%) | Tang. Book Value (%) |
| NEBS | New England Bancshares, Inc. | 12/29/2005 | 10.0000 | 26,460 | 31.30 | 96.30 | 106.50 |
| ABNJ | American Bancorp of New Jersey, Inc. | 10/06/2005 | 10.0000 | 85,965 | 55.60 | 113.30 | 113.30 |
| HCBK | Hudson City Bancorp, Inc. | 06/07/2005 | 10.0000 | 3,337,377 | 19.60 | 122.10 | 122.10 |
| FFNM | First Federal of Northern Michigan Bancorp, Inc. | 04/04/2005 | 10.0000 | 14,747 | 133.30 | 89.80 | 94.30 |
| ROME | Rome Bancorp, Inc. | 03/31/2005 | 10.0000 | 52,660 | 37.00 | 106.30 | 106.30 |
| 2005 | Average | | | | 55.36 | 105.56 | 108.50 |
| | Median | | | | 37.00 | 106.30 | 106.50 |
| | | | | | | | |
| RBLG | Roebling Financial Corp, Inc. | 10/01/2004 | 10.0000 | 7,520 | 31.30 | 111.50 | 111.50 |
| DSFN | DSA Financial Corporation | 07/30/2004 | 10.0000 | 6,948 | 20.20 | 102.80 | 102.80 |
| PRTR | Partners Trust Financial Group, Inc. | 07/15/2004 | 10.0000 | 127,468 | 16.30 | 91.90 | 198.00 |
| SYNF | Synergy Financial Group, Inc. | 01/21/2004 | 10.0000 | 60,816 | 39.40 | 123.90 | 125.00 |
| PBNY | Provident New York Bancorp | 01/15/2004 | 10.0000 | 174,388 | 27.80 | 119.30 | 151.10 |
| 2004 | Average | | | | 27.00 | 109.88 | 137.68 |
| | Median | | | | 27.80 | 111.50 | 125.00 |
| | | | | | | | |
| BKMU | Bank Mutual Corporation | 10/30/2003 | 10.0000 | 388,160 | 26.30 | 110.60 | 120.50 |
| JFBI | Jefferson Bancshares, Inc. | 07/02/2003 | 10.0000 | 55,029 | 16.70 | 91.70 | 91.70 |
| FNFG | First Niagara Financial Group, Inc. | 01/21/2003 | 10.0000 | 366,973 | 17.10 | 102.70 | 124.40 |
| WAYN | Wayne Savings Bancshares, Inc. | 01/09/2003 | 10.0000 | 16,469 | 16.90 | 90.30 | 90.30 |
| SFFS | Sound Federal Bancorp, Inc. | 01/07/2003 | 10.0000 | 66,652 | 12.50 | 101.00 | 113.10 |
| 2003 | Average | | | | 17.90 | 99.26 | 108.00 |
| | Median | | | | 16.90 | 101.00 | 113.10 |
| | | | | | | | |
| 1/1/2003 | Average | | | | 33.42 | 104.90 | 118.06 |
| 2/17/2006 | Median | | | | 26.30 | 102.80 | 113.10 |
| | | | | | | | |
| | Liberty at Minimum | | | | 18.87 | 87.18 | 87.18 |
| | Liberty at Midpoint | | | | 21.74 | 95.06 | 95.06 |
| | Liberty at Maximum | | | | 24.39 | 101.83 | 101.83 |
| | Liberty at Supermax | | | | 27.78 | 108.58 | 108.58 |

---

| VALUATION CONCLUSION |
|---|

One of the best indicators of an institution's value is the market, specifically the stock price. Trading as an MHC under the symbol LBMT, the stock has been between $29.25 and $31.50 during the period January 1, 2006 and to February 17, 2006. The Bank's current trading price is $30.25 per share. As the price is in the range, it is indicative that the range is appropriate.

It is, therefore, our opinion that as of February 17, 2006, the estimated aggregate pro forma market value of the Bank was $39,000,000 at the midpoint of a range with a minimum of $33,150,000 to a maximum of $44,850,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value is $51,577,500. The stock will be issued at $10.00 per share. At the midpoint of the EVR, 1,599,431 shares will be exchanged based on an exchange ratio of 2.8670 and 2,300,569 conversion shares will be issued.

|  | Appraised Value | | | |
|---|---|---|---|---|
| Conclusion | Minimum | Midpoint | Maximum | SuperMaximum * |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Full Conversion Value | $ 33,150,000 | $ 39,000,000 | $ 44,850,000 | $ 51,577,500 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Exchange Percent | 41.01% | 41.01% | 41.01% | 41.01% |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Conversion Percent | 58.99% | 58.99% | 58.99% | 58.99% |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |
| Exchange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |

Pro forma comparisons of the Bank's value range with the Comparable Group, all public thrifts, Missouri public thrifts and second step conversions are shown in Exhibit 10.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revised the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

# Exhibit 1

## Profile of FinPro, Inc. and the Author



**FinPro**
*Building value together*    20 Church Street • Liberty Corner, NJ 07938 • P: (908) 604-9336 • F: (908) 604-5951 • finpro@finpronj.com • www.finpronj.com

# About the Firm



FinPro, Inc. was established in 1987 as a full service management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is a proven leader in strategic planning, market feasibility, de novo bank formation, corporate finance, M&A, asset/liability management, and regulatory consulting.

FinPro principals are frequent speakers and presenters at financial institution trade association functions and moderate over fifty board retreats each year.

FinPro closely monitors information from the regulatory agencies to stay current with upcoming policies and rules.

FinPro combines its entrepreneurial problem solving skills to maximize value, while working within the regulatory framework.

In addition, FinPro shares its industry expertise by teaching at:

- Stonier Graduate School of Banking
  - strategic planning
  - mergers and acquisitions
- Graduate School of Banking at Colorado
  - strategic planning
- Graduate School of Bank Investments and Financial Management at the University of South Carolina
  - capital markets
  - finance
- Central Bank of Russia
  - strategic planning

As the attached testimonials attest, FinPro is a relationship oriented firm that continually exceeds its customers' expectations. We serve our clients throughout their lifecycle providing institution specific advice. This is in-line with our core principle of building value together.

**HEADQUARTERS**
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

**NEW ENGLAND REGIONAL OFFICE**
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

**NEW YORK REGIONAL OFFICE**
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

**FinPro**
*Building value together*

20 Church Street • Liberty Corner, NJ 07938 • P: (908) 604-9336 • F: (908) 604-5951 • finpro@finpronj.com • www.finpronj.com

# About the Author



Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.

Dennis E. Gibney, CFA
**Managing Director**

**FinPro**
*Building value together*

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**Exhibit 2.**
**Balance Sheets**
**December 31, 2005 (Unaudited) and September 30, 2005 and 2004**


| | December 31, 2005 | September 30, 2005 | September 30, 2004 |
|---|---|---|---|
| | *(Unaudited)* | | |
| **Assets** | | | |
| Cash and cash equivalents | $ 8,651,642 | $ 6,481,038 | $ 4,371,384 |
| Federal funds sold | 5,050,000 | 3,990,000 | 2,940,000 |
| Total cash and cash equivalents | 13,701,642 | 10,471,038 | 7,311,384 |
| Securities available for sale, at market value (amortized cost of $26,197,756, $22,459,481 and $12,505,286, respectively) | 25,882,879 | 22,314,521 | 12,518,014 |
| Securities held to maturity, at amortized cost (market value of $0, $0 and $779,288, respectively) | — | — | 755,281 |
| Stock in Federal Home Loan Bank of Des Moines | 1,856,900 | 1,679,200 | 1,892,500 |
| Mortgage-backed securities: | | | |
| Available for sale, at market value (amortized cost of $26,372,739 $27,582,869 and $22,532,852, respectively) | 25,674,742 | 27,188,678 | 22,472,674 |
| Held to maturity, at amortized cost (market value of $0, $0 and $651,298, respectively) | — | — | 634,518 |
| Loans receivable, net of allowance for loan losses of $1,646,709, $1,762,066 and $2,024,298, respectively | 171,942,666 | 163,842,810 | 159,839,649 |
| Loans held for sale | 729,228 | 2,084,730 | 1,076,887 |
| Premises and equipment, net | 6,331,953 | 5,932,189 | 4,243,323 |
| Foreclosed real estate, net | 2,930,457 | 1,529,586 | 547,453 |
| Accrued interest receivable | 1,283,374 | 1,087,390 | 844,962 |
| Other assets, including prepaid income taxes of $35,041 in 2005 | 211,705 | 251,064 | 166,666 |
| Deferred tax asset | 1,361,763 | 1,194,486 | 1,178,556 |
| Total assets | $251,907,309 | $237,575,692 | $213,481,867 |
| | | | |
| **Liabilities and Stockholders' Equity** | | | |
| Deposits | $192,721,418 | $181,616,654 | $152,928,861 |
| Accrued interest on deposits | 223,796 | 222,993 | 108,293 |
| Advances from FHLB | 33,663,746 | 30,497,082 | 37,130,426 |
| Securities sold under agreement to repurchase | 2,555,867 | 1,654,751 | 693,954 |
| ESOP note payable | 389,602 | 378,602 | 405,194 |
| Advances from borrowers for taxes and insurance | 85,923 | 873,639 | 971,911 |
| Other liabilities | 1,060,836 | 1,201,275 | 1,039,600 |
| Accrued income taxes | 124,358 | — | 19,869 |
| Total liabilities | 230,825,546 | 216,444,996 | 193,298,108 |
| Commitments and contingencies | | | |
| Stockholders' equity: | | | |
| Preferred stock, $1 par value; 1,000,000 shares authorized; shares issued and outstanding – none | — | — | — |
| Common stock, $1 par value; 5,000,000 shares authorized; 1,357,876, 1,357,776 and 1,354,576 shares issued and outstanding | 1,357,876 | 1,357,776 | 1,354,576 |
| Additional paid-in capital | 4,122,720 | 4,106,988 | 3,987,154 |
| Common stock acquired by ESOP | (369,310) | (378,680) | (404,878) |
| Common stock acquired by Incentive Plan | (39,673) | (46,672) | (74,668) |
| Accumulated other comprehensive earnings, net | (638,111) | (339,665) | (29,893) |
| Retained earnings – substantially restricted | 16,648,261 | 16,430,949 | 15,351,468 |
| Total stockholders' equity | 21,081,763 | 21,130,696 | 20,183,759 |
| Total liabilities and stockholders' equity | $251,907,309 | $237,575,692 | $213,481,867 |

*See accompanying notes to financial statements.*

**Exhibit 3.**
**Statements of Earnings**
**Three Months Ended December 31, 2005 and 2004 (Unaudited)**
**and Years Ended September 30, 2005 and 2004**

| | Three Months Ended December 31, | | Years Ended September 30, | |
| --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2005 | 2004 |
| | (Unaudited) | | | |
| Interest income: | | | | |
| Loans receivable | $ 3,019,804 | $ 2,658,527 | $11,354,201 | $ 9,435,276 |
| Mortgage-backed securities | 259,922 | 196,624 | 808,336 | 754,717 |
| Securities - taxable | 197,896 | 95,048 | 373,563 | 306,187 |
| Securities – non-taxable | 54,720 | 13,947 | 89,103 | 46,913 |
| Other interest-earning assets | 44,971 | 21,383 | 190,615 | 51,793 |
| Total interest income | 3,577,313 | 2,985,529 | 12,815,818 | 10,594,886 |
| Interest expense: | | | | |
| Deposits | 1,308,172 | 838,286 | 3,978,568 | 2,924,452 |
| Securities sold under agreement to repurchase | 11,655 | 6,115 | 29,776 | 21,506 |
| ESOP note payable | 6,646 | 5,041 | 24,612 | 19,419 |
| Advances from FHLB | 276,271 | 313,212 | 1,142,249 | 1,065,441 |
| Total interest expense | 1,602,744 | 1,162,654 | 5,175,205 | 4,030,818 |
| Net interest income | 1,974,569 | 1,822,875 | 7,640,613 | 6,564,068 |
| Provision for loan losses | 220,000 | 150,000 | 430,000 | 884,550 |
| Net interest income after provision for loan losses | 1,754,569 | 1,672,875 | 7,210,613 | 5,679,518 |
| Noninterest income: | | | | |
| Loan service charges | 18,722 | 6,756 | 53,251 | 35,971 |
| Gain on sale of MBSs available for sale | — | — | 9,711 | 39,956 |
| Gain on sale of loans | 56,386 | 44,250 | 193,812 | 216,563 |
| Deposit account service charges | 227,405 | 234,331 | 942,892 | 825,092 |
| Total noninterest income | 302,513 | 285,337 | 1,199,666 | 1,117,582 |
| Noninterest expense: | | | | |
| Compensation and benefits | 882,011 | 762,559 | 3,302,387 | 2,945,116 |
| Occupancy expense | 115,420 | 95,265 | 433,148 | 292,955 |
| Equipment and data processing expense | 167,193 | 184,445 | 770,155 | 748,444 |
| Operations from foreclosed real estate, net | 2,352 | 5,932 | (21,837) | (28,550) |
| Federal deposit insurance premiums | 5,869 | 5,677 | 22,529 | 21,241 |
| Professional and regulatory services | 65,050 | 76,899 | 305,327 | 330,806 |
| Advertising | 83,755 | 57,443 | 314,449 | 201,209 |
| Correspondent banking charges | 57,207 | 54,354 | 215,562 | 201,336 |
| Supplies | 44,730 | 30,513 | 140,802 | 101,790 |
| Other | 140,899 | 121,153 | 582,095 | 452,352 |
| Total noninterest expense | 1,564,486 | 1,394,240 | 6,064,617 | 5,266,699 |
| Earnings before income taxes | 492,596 | 563,972 | 2,345,662 | 1,530,401 |
| Income taxes: | | | | |
| Current | 160,000 | 276,000 | 675,000 | 881,000 |
| Deferred | 8,000 | (67,000) | 166,000 | (314,000) |
| Total income taxes | 168,000 | 209,000 | 841,000 | 567,000 |
| Net earnings | $ 324,596 | $ 354,972 | $ 1,504,662 | $ 963,401 |
| Basic and diluted earnings per share | $ 0.24 | $ 0.27 | $ 1.13 | $ 0.73 |

*See accompanying notes to financial statements.*

**Exhibit 4.**
**Statements of Stockholders' Equity**
**Three Months Ended December 31, 2005 (Unaudited)**
**And Years Ended September 30, 2005 and 2004**

| | Common Stock | Additional Paid-In Capital | Common Stock Acquired by ESOP | Common Stock Acquired by Incentive Plan | Retained Earnings | Accumulated Other Comprehensive Earnings, net | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at September 30, 2003 .... | $1,351,076 | 3,867,613 | (470,031) | — | 14,805,897 | (89,611) | $19,464,944 |
| Shares acquired by ESOP............. | — | — | (9,720) | — | — | — | (9,720) |
| Shares issued under stock-based incentive plan .................... | 3,500 | 80,500 | — | (84,000) | — | — | — |
| Amortization of ESOP award ....... | — | 39,041 | 74,873 | — | — | — | 113,914 |
| Amortization of stock award ........ | — | — | — | 9,332 | — | — | 9,332 |
| Unrealized gain on securities available for sale, net.................. | — | — | — | — | — | 59,718 | 59,718 |
| Cash dividends of $.80 per share ................................ | — | — | — | — | (417,830) | — | (417,830) |
| Net earnings............................ | — | — | — | — | 963,401 | — | 963,401 |
| Balance at September 30, 2004 .... | 1,354,576 | 3,987,154 | (404,878) | (74,668) | 15,351,468 | (29,893) | 20,183,759 |
| Shares acquired by ESOP............. | — | — | (53,847) | — | — | — | (53,847) |
| Shares issued under stock-based incentive plan .................... | 3,200 | 71,075 | — | — | — | — | 74,275 |
| Amortization of ESOP award ....... | — | 48,759 | 80,045 | — | — | — | 128,804 |
| Amortization of stock award ........ | — | — | — | 27,996 | — | — | 27,996 |
| Unrealized loss on securities available for sale, net.................. | — | — | — | — | — | (309,772) | (309,772) |
| Cash dividends of $.80 per Share.................................. | — | — | — | — | (425,181) | — | (425,181) |
| Net earnings............................ | — | — | — | — | 1,504,662 | — | 1,504,662 |
| Balance at September 30, 2005 .... | 1,357,776 | 4,106,988 | (378,680) | (46,672) | 16,430,949 | (339,665) | 21,130,696 |
| Shares acquired by ESOP............. | — | — | (11,000) | — | — | — | (11,000) |
| Shares issued under stock-based incentive plan .................... | 100 | 2,300 | — | — | — | — | 2,400 |
| Amortization of ESOP award ....... | — | 13,432 | 20,370 | — | — | — | 33,802 |
| Amortization of stock award ........ | — | — | — | 6,999 | — | — | 6,999 |
| Unrealized loss on securities available for sale, net.................. | — | — | — | — | — | (298,446) | (298,446) |
| Cash dividends of $.20 per share .. | — | — | — | — | (107,284) | — | (107,284) |
| Net earnings............................ | — | — | — | — | 324,596 | — | 324,596 |
| Balance at December 31, 2005 ..... *(Unaudited)* | $1,357,876 | 4,122,720 | (369,310) | (39,673) | 16,648,261 | (638,111) | $21,081,763 |

*See accompanying notes to financial statements.*

**Exhibit 5.**
**Statements of Cash Flows**
**Three Months Ended December 31, 2005 and 2004 (Unaudited)**
**and Years Ended September 30, 2005 and 2004**

| | Three Months Ended December 31, | | Years Ended September 30, | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| | *(Unaudited)* | | | |
| Cash flows from operating activities: | | | | |
| Net earnings | $ 324,596 | $ 354,972 | $ 1,504,662 | $ 963,401 |
| Adjustments to reconcile net earnings to net cash provided by (used for) operating activities: | | | | |
| Depreciation expense | 101,748 | 97,395 | 405,246 | 371,008 |
| ESOP expense | 33,802 | 30,260 | 128,804 | 113,914 |
| Incentive Plan expense | 6,999 | 6,999 | 27,996 | 9,332 |
| Amortization of premiums on investments, net | 14,028 | 59,983 | 174,551 | 312,252 |
| Amortization of unearned discount on loans and deferred loan fees, net | (93,677) | (115,108) | (428,290) | (520,482) |
| Provision for loan losses | 220,000 | 150,000 | 430,000 | 884,550 |
| Loans held for sale – originated | (4,831,811) | (4,035,670) | (21,139,599) | (17,768,658) |
| Loans held for sale – proceeds from sale | 6,243,699 | 4,735,104 | 20,325,568 | 17,126,434 |
| Gain on sale of loans | (56,386) | (44,250) | (193,812) | (216,563) |
| Gain on sale of MBSs available for sale | — | — | (9,711) | (39,956) |
| Gain on foreclosed real estate, net | (4,786) | — | (77,417) | (28,550) |
| Decrease (increase) in: | | | | |
| Accrued interest receivable | (195,984) | (140,925) | (242,428) | (92,462) |
| Other assets | 39,359 | (197,897) | (84,398) | 277,002 |
| Deferred tax assets | 8,000 | (67,000) | 166,000 | (314,000) |
| Increase (decrease) in: | | | | |
| Accrued interest on deposits and other liabilities | (139,636) | (114,670) | 276,375 | 142,301 |
| Accrued income taxes | 124,358 | 276,000 | (19,869) | 19,869 |
| Net cash provided by (used for) operating activities | 1,794,309 | 995,193 | 1,243,678 | 1,239,392 |
| | | | | |
| Cash flow from investing activities: | | | | |
| Net change in loans receivable | (10,070,486) | (15,822,311) | (5,726,621) | (18,757,770) |
| Mortgage-backed securities: | | | | |
| Available for sale – purchased | (653,756) | — | (13,754,551) | (14,117,357) |
| Available for sale – principal collections | 1,845,681 | 1,680,053 | 7,306,606 | 6,792,238 |
| Available for sale – proceeds | — | — | 1,883,700 | 7,589,637 |
| Held to maturity – principal collections | — | 62,558 | 68,785 | 522,320 |
| | | | | |
| Securities available for sale: | | | | |
| Purchase | (4,954,098) | — | (14,858,794) | (10,386,904) |
| Proceeds from maturity or call | 1,220,000 | 1,975,000 | 5,575,000 | 3,175,000 |
| | | | | |
| Securities held to maturity: | | | | |
| Proceeds from maturity or call | — | — | — | 325,000 |
| Purchase of stock in FHLB of Des Moines | (312,200) | (332,800) | (642,000) | (664,700) |
| Redemption of stock in FHLB of Des Moines | 134,500 | 262,000 | 855,300 | 392,800 |
| Proceeds from the sale of foreclosed real estate, net | 448,222 | 73,950 | 817,034 | 28,475 |
| Purchase of premises and equipment | (501,512) | (598,766) | (2,094,112) | (495,332) |
| Net cash provided by (used for) investing activities | $(12,843,649) | $(12,700,316) | $(20,569,653) | $(25,596,593) |

*Continued*

**Exhibit 5.**
**Statements of Cash Flows**
**Three Months Ended December 31, 2005 and 2004 (Unaudited)**
**and Years Ended September 30, 2005 and 2004**

*Continued*

| | For the Three Months Ended December 31, | | For the Years Ended September 30, | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| | *(Unaudited)* | | | |
| Cash flows from financing activities: | | | | |
| Net increase (decrease) in deposits | $11,104,764 | $14,328,051 | $28,687,793 | $16,590,164 |
| Increase (decrease) in advances from borrowers for taxes and insurance | (787,716) | (819,499) | (98,272) | (234,819) |
| Proceeds from advances from the FHLB | 26,350,000 | 16,250,000 | 35,750,000 | 56,300,000 |
| Repayment of advances from the FHLB | (23,183,336) | (17,783,336) | (42,383,344) | (49,483,344) |
| Securities sold under agreement to repurchase: | | | | |
| Proceeds | 10,061,508 | 4,408,113 | 32,101,202 | 1,068,783 |
| Repayments | (9,160,392) | (4,303,507) | (31,140,405) | (838,832) |
| Repayment of ESOP note payable | — | (407) | (80,439) | (74,624) |
| Proceeds from exercise of stock options | 2,400 | — | 74,275 | — |
| Cash dividends | (107,284) | (106,165) | (425,181) | (417,830) |
| Net cash provided by (used for) financing activities | 14,279,944 | 11,973,250 | 22,485,629 | 22,909,498 |
| Net increase (decrease) in cash and cash equivalents | 3,230,604 | 268,127 | 3,159,654 | (1,447,703) |
| Cash and cash equivalents at beginning of year | 10,471,038 | 7,311,384 | 7,311,384 | 8,759,087 |
| Cash and cash equivalents at end of year | $13,701,642 | $ 7,579,511 | $10,471,038 | $ 7,311,384 |
| | | | | |
| Supplemental disclosures of cash flow information: | | | | |
| Cash paid (received) during the year for: | | | | |
| Interest on deposits | $1,307,369 | $ 849,640 | $3,863,868 | $2,854,225 |
| Interest on ESOP note payable | 6,646 | 5,041 | 24,612 | 19,419 |
| Interest on advances from FHLB of Des Moines | 272,668 | 313,212 | 1,142,249 | 1,066,773 |
| Interest on securities sold under agreement to repurchase | 11,655 | 6,115 | 29,776 | 21,506 |
| Federal income taxes | — | — | 650,000 | 539,239 |
| State income taxes | — | — | 80,511 | 45,821 |
| Real estate acquired in settlement of loans | $1,844,307 | $      — | $1,721,750 | $ 547,378 |
| Transfer of securities and MBSs held to maturity to available for sale | $      — | $      — | $1,308,092 | $      — |

See accompanying notes to financial statements.

# Exhibit 6
## Liberty Savings Bank, F.S.B.
### Net Income Reconciliation
## For the Twelve Months Ended December 31, 2005

| Description | | Net Income ($ in 000's) |
|---|---|---|
| 03/31/05 SO Net Income | $ | 372 |
| 06/30/05 SO Net Income | | 432 |
| 09/30/05 SO Net Income | | 344 |
| 12/31/05 SO Net Income | | 325 |
| Net Income for 12 Months Ended 12/31/05 | $ | 1,473 |
| | | |
| Financial Statements: | | |
| Net Income for 12 Months Ended 12/31/05 | $ | 1,475 |
| | | |
| Variance (rounding) | $ | 2 |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | Exchange | City | State | Number of Offices | IPO Date | Total Assets ($000) | Loans/ Deposits (%) | Loans/ Assets (%) | Securities/ Assets (%) | Deposits/ Assets (%) | Borrowings/ Assets (%) | Equity/ Assets (%) | Tangible Equity/ Tang Assets (%) | Intangible Assets/ Equity (%) | Core Capital/ Tangible Assets (%) | Equity + Reserves/ Assets (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Comparable Thrift Data* | | | | | | | | | | | | | | | | |
| BRBI | Blue River Bancshares, Inc. | NASDAQ | Shelbyville | IN | 5 | 06/24/1998 | 219,214 | 91.43 | 75.12 | 13.09 | 82.16 | 9.75 | 7.61 | 6.11 | 20.91 | NA | 8.38 |
| FFDF | FFD Financial Corporation | NASDAQ | Dover | OH | 3 | 04/03/1996 | 157,713 | 110.73 | 85.75 | 3.99 | 77.44 | 9.95 | 11.37 | 11.37 | - | NA | 11.84 |
| FBEI | First Bancorp of Indiana, Inc. | NASDAQ | Evansville | IN | 8 | 04/07/1999 | 285,875 | 97.18 | 62.56 | 26.58 | 64.38 | 23.79 | 10.20 | 9.59 | 6.56 | 9.24 | 10.49 |
| FBTC | First BancTrust Corporation | NASDAQ | Paris | IL | 5 | 04/19/2001 | 239,771 | 88.07 | 58.18 | 32.57 | 66.07 | 22.39 | 10.98 | 10.98 | - | 14.03 | 11.98 |
| FFBI | First Federal Bancshares, Inc. | NASDAQ | Colchester | IL | 9 | 09/28/2000 | 335,401 | 60.53 | 51.91 | 41.67 | 85.76 | 7.29 | 6.58 | 6.14 | 7.06 | 7.22 | 6.86 |
| FFHS | First Franklin Corporation | NASDAQ | Cincinnati | OH | 8 | 01/26/1988 | 282,272 | 104.82 | 81.99 | 13.02 | 78.22 | 12.46 | 8.69 | 8.69 | - | 8.19 | 9.29 |
| FNFI | First Niles Financial, Inc. | NASDAQ | Niles | OH | 1 | 10/27/1998 | 98,516 | 78.82 | 48.64 | 45.83 | 61.72 | 20.81 | 16.64 | 16.64 | - | 15.35 | 17.40 |
| HCFC | Home City Financial Corporation | NASDAQ | Springfield | OH | 2 | 12/30/1996 | 149,553 | 130.81 | 86.11 | 5.18 | 65.83 | 24.30 | 8.96 | 8.81 | 1.84 | NA | 9.88 |
| MCBF | Monarch Community Bancorp. Inc. | NASDAQ | Coldwater | MI | 6 | 08/30/2002 | 277,068 | 124.92 | 77.89 | NA | 62.35 | 21.50 | 14.64 | 11.12 | 27.08 | NA | 15.69 |
| PFED | Park Bancorp, Inc. | NASDAQ | Chicago | IL | 3 | 08/12/1996 | 248,035 | 104.47 | 65.83 | 25.20 | 63.02 | 23.11 | 12.21 | 12.21 | - | 11.35 | 12.89 |
| WAYN | Wayne Savings Bancshares, Inc. | NASDAQ | Wooster | OH | 11 | 01/09/2003 | 397,968 | 70.28 | 58.08 | 33.43 | 82.64 | 7.66 | 8.93 | 8.42 | 6.21 | NA | 9.27 |
| | Average | | | | | | 244,671 | 96.55 | 68.37 | 24.06 | 71.78 | 16.64 | 10.62 | 10.01 | 6.33 | 10.90 | 11.27 |
| | Median | | | | | | 248,035 | 97.18 | 65.83 | 25.89 | 66.07 | 20.81 | 10.20 | 9.59 | 1.84 | 10.30 | 10.49 |
| | Maximum | | | | | | 397,968 | 130.81 | 86.11 | 45.83 | 85.76 | 24.30 | 16.64 | 16.64 | 27.08 | 15.35 | 17.40 |
| | Minimum | | | | | | 98,516 | 60.53 | 48.64 | 3.99 | 61.72 | 7.29 | 6.58 | 6.11 | - | 7.22 | 6.86 |
| | Liberty Bancorp, Inc. | | Liberty | MO | 6 | | 251,907 | 90.07 | 68.26 | 20.47 | 76.50 | 13.36 | 8.37 | 8.37 | - | 8.67 | 9.02 |
| | Variance to the Comparable Median | | | | | | 3,872 | (7.11) | 2.43 | (5.42) | 10.43 | (7.45) | (1.83) | (1.22) | (1.84) | (1.63) | (1.47) |

# Exhibit 7

## Selected Financial Data

| Ticker | Short Name | Asset Quality for the Most Recent Period End | | | | | | LTM Profitability | |
|---|---|---|---|---|---|---|---|---|---|
| | | NPLs/ Loans (%) | Reserves/ NPLs (%) | NPAs/ Assets (%) | NPAs/ Equity (%) | Reserves/ Loans (%) | Reserves/ NPAs + 90 (%) | Return on Avg Assets (%) | Return on Avg Equity (%) |
| | *Comparable Thrift Data* | | | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 0.74 | 138.70 | 0.77 | 10.16 | 1.03 | 62.61 | 0.15 | 1.95 |
| FFDF | FFD Financial Corporation | NA | NA | NA | NA | 0.56 | NA | 0.89 | 7.55 |
| FBEI | First Bancorp of Indiana, Inc | 0.26 | 179.18 | 0.16 | 1.60 | 0.46 | 177.63 | 0.59 | 5.60 |
| FBTC | First BancTrust Corporation | 1.71 | 99.83 | 1.04 | 9.46 | 1.71 | 96.26 | 0.58 | 4.97 |
| FFBI | First Federal Bancshares, Inc | NA | NA | NA | NA | 0.54 | NA | 0.38 | 5.35 |
| FFHS | First Franklin Corporation | 2.04 | 35.86 | 1.67 | 19.28 | 0.73 | 30.00 | 0.39 | 4.35 |
| FNFI | First Niles Financial, Inc. | 1.74 | 89.08 | 0.88 | 5.29 | 1.55 | 78.94 | 1.05 | 6.42 |
| HCFC | Home City Financial Corporation | NA | NA | NA | NA | 1.07 | NA | 0.55 | 6.41 |
| MCBF | Monarch Community Bancorp, Inc. | 0.35 | 383.44 | 1.30 | 8.87 | 1.34 | 80.42 | 0.52 | 3.60 |
| PFED | Park Bancorp, Inc | 4.29 | 24.14 | 2.86 | 23.41 | 1.03 | 23.84 | 0.58 | 4.94 |
| WAYN | Wayne Savings Bancshares, Inc. | 0.39 | 149.16 | 0.24 | 2.66 | 0.58 | 140.65 | 0.03 | 0.27 |
| | Average | 1.44 | 137.42 | 1.12 | 10.09 | 0.96 | 86.29 | 0.52 | 4.67 |
| | Median | 1.23 | 119.27 | 0.96 | 9.17 | 1.03 | 79.68 | 0.55 | 4.97 |
| | Maximum | 4.29 | 383.44 | 2.86 | 23.41 | 1.71 | 177.63 | 1.05 | 7.55 |
| | Minimum | 0.26 | 24.14 | 0.16 | 1.60 | 0.46 | 23.84 | 0.03 | 0.27 |
| | Liberty Bancorp, Inc. | 0.35 | 275.78 | 1.40 | 16.73 | 0.81 | 46.68 | 0.64 | 7.07 |
| | Variance to the Comparable Median | (0.88) | 156.52 | 0.44 | 7.57 | (0.22) | (33.00) | 0.09 | 2.10 |

**Exhibit 7**

Selected Financial Data

| | | | | | LTM Income Statement | | | | | Growth | | | Market Data | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ticker | Short Name | Yield on Ave Earn Assets (%) | Cost of Funds (%) | Net Interest Spread (%) | Net Interest Margin (%) | Noninterest Income/ Avg Assets (%) | Noninterest Expense/ Avg Assets (%) | Efficiency Ratio (%) | Overhead Ratio (%) | Asset Growth LTM (%) | Loan Growth LTM (%) | Deposit Growth LTM (%) | Market Value ($) | Stock Price ($) | Price High ($) | Price Low ($) | Book Value ($) | Tangible Book Value ($) |
| | *Comparable Thrift Data* | | | | | | | | | | | | | | | | | |
| BRBI | Blue River Bancshares, Inc | 5.70 | NA | NA | 3.38 | 0.59 | 3.37 | 88.51 | 86.43 | 2.61 | 8.37 | 2.06 | 20.70 | 5.90 | 6.00 | 4.96 | 4.76 | 3.76 |
| FFDF | FFD Financial Corporation | 5.74 | NA | NA | 3.60 | 0.40 | 2.74 | 70.16 | 66.76 | 13.96 | 12.85 | 12.99 | 24.10 | 20.19 | 20.75 | 18.02 | 15.04 | 15.04 |
| FBEI | First Bancorp of Indiana, Inc | 5.33 | NA | NA | 2.83 | 0.57 | 2.48 | 77.42 | 72.46 | 2.86 | (1.05) | (9.01) | 34.50 | 22.12 | 22.70 | 20.50 | 18.68 | 17.46 |
| FBTC | First BancTrust Corporation | 5.73 | NA | NA | 3.52 | 1.34 | 3.78 | 81.01 | 73.30 | 6.72 | 18.66 | (0.16) | 29.20 | 12.30 | 12.80 | 11.77 | 11.08 | 11.08 |
| FFBI | First Federal Bancshares, Inc. | 4.83 | NA | NA | 2.45 | 0.30 | 2.17 | 80.01 | 77.47 | 6.56 | 27.75 | 6.03 | 23.60 | 19.00 | 20.48 | 18.05 | 19.10 | 17.75 |
| FFHS | First Franklin Corporation | 5.33 | NA | NA | 2.40 | 0.40 | 2.25 | 84.08 | 81.31 | 3.03 | 13.07 | 0.21 | 27.30 | 16.50 | 17.44 | 15.75 | 14.81 | 14.81 |
| FNFI | First Niles Financial, Inc. | 5.00 | 2.63 | 2.36 | 2.77 | 0.04 | 1.81 | 65.77 | 65.26 | (0.72) | 9.64 | (1.07) | 19.70 | 14.26 | 16.98 | 12.00 | 11.84 | 11.84 |
| HCFC | Home City Financial Corporation | 6.16 | NA | NA | 3.27 | 0.19 | 2.25 | 67.76 | 65.77 | (4.27) | (1.56) | (8.16) | 13.00 | 15.51 | 16.30 | 14.65 | 16.04 | 15.74 |
| MCBF | Monarch Community Bancorp, Inc. | 6.22 | NA | NA | 3.52 | 1.09 | 3.67 | 87.04 | 82.50 | (0.02) | (4.39) | 2.99 | 34.30 | 12.65 | 12.79 | 10.99 | 14.97 | 10.92 |
| PFED | Park Bancorp, Inc. | 5.48 | NA | NA | 3.13 | 0.24 | 2.36 | 75.00 | 72.95 | (8.19) | (2.79) | (6.41) | 37.40 | 33.45 | 33.70 | 28.36 | 28.59 | 28.59 |
| WAYN | Wayne Savings Bancshares, Inc. | 5.16 | NA | NA | 3.06 | 0.42 | 2.83 | 85.02 | 82.82 | 1.69 | 7.15 | 2.25 | 50.90 | 15.25 | 16.50 | 14.51 | 10.64 | 9.98 |
| | Average | 5.52 | 2.63 | 2.36 | 3.08 | 0.51 | 2.70 | 78.34 | 75.18 | 2.20 | 7.97 | 0.16 | 28.61 | 17.01 | 17.86 | 15.41 | 15.05 | 14.27 |
| | Median | 5.48 | 2.63 | 2.36 | 3.13 | 0.40 | 2.48 | 80.01 | 73.30 | 2.61 | 8.37 | 0.21 | 27.30 | 15.51 | 16.98 | 14.65 | 14.97 | 14.81 |
| | Maximum | 6.22 | 2.63 | 2.36 | 3.60 | 1.34 | 3.78 | 88.51 | 86.43 | 13.96 | 27.75 | 12.99 | 50.90 | 33.45 | 33.70 | 28.36 | 28.59 | 28.59 |
| | Minimum | 4.83 | 2.63 | 2.36 | 2.40 | 0.04 | 1.81 | 65.77 | 65.26 | (8.19) | (4.39) | (9.01) | 13.00 | 5.90 | 6.00 | 4.96 | 4.76 | 3.76 |
| | Liberty Bancorp, Inc. | 6.11 | 2.68 | 3.43 | 3.55 | 0.53 | 2.70 | 69.25 | 64.39 | 11.54 | (2.33) | 15.22 | 39.00 | NA | NA | NA | NA | NA |
| | Variance to the Comparable Median | 0.63 | 0.05 | 1.07 | 0.42 | 0.13 | 0.22 | (10.77) | (8.91) | 8.93 | (10.70) | 15.01 | 11.70 | NA | NA | NA | NA | NA |

**Exhibit 7**
**Selected Financial Data**

| Ticker | Short Name | Dividends | | Current Pricing Data as of 2/17/06 | | | | | | | Productivity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) | Price/ Earnings (x) | Price/ Core Earnings (x) | Price/ LTM EPS (x) | Price/ LTM Core EPS (x) | Price/ Publicly Rep Book Value (%) | Price/ Tang Publicly Rep Book Value (%) | Price/ Assets (%) | Full Time Equivalent Employees LTM |
| | *Comparable Thrift Data* | | | | | | | | | | |
| BRBI | Blue River Bancshares, Inc. | - | - | 12.30 | 13.00 | 65.60 | 36.70 | 124.10 | 156.90 | 9.44 | NA |
| FFDF | FFD Financial Corporation | 2.38 | 41.82 | 21.00 | 21.00 | 18.40 | 22.10 | 134.30 | 134.30 | 15.26 | NA |
| FBEI | First Bancorp of Indiana, Inc. | 2.71 | 56.60 | 13.20 | 41.00 | 20.90 | 28.60 | 118.40 | 126.70 | 12.07 | NA |
| FBTC | First BancTrust Corporation | 1.95 | 42.86 | 28.00 | 28.50 | 22.00 | 23.70 | 111.00 | 111.00 | 12.19 | 90 |
| FFBI | First Federal Bancshares, Inc. | 2.53 | 47.52 | 39.60 | 38.20 | 18.80 | 22.10 | 99.50 | 107.00 | 6.54 | NA |
| FFHS | First Franklin Corporation | 2.18 | 53.23 | 29.50 | 32.50 | 26.60 | 47.60 | 111.40 | 111.40 | 9.68 | 56 |
| FNFI | First Niles Financial, Inc. | 4.49 | 81.01 | 21.00 | 25.80 | 18.10 | 27.20 | 120.40 | 120.40 | 20.04 | 11 |
| HCFC | Home City Financial Corporation | 2.84 | 43.56 | 16.90 | 16.90 | 15.40 | 21.00 | 96.70 | 98.50 | 8.67 | NA |
| MCBF | Monarch Community Bancorp, Inc. | 1.90 | 47.37 | 22.60 | 22.60 | 22.20 | 22.70 | 84.50 | 115.90 | 12.37 | NA |
| PFED | Park Bancorp, Inc. | 2.15 | 40.91 | 55.80 | 110.20 | 25.30 | 49.40 | 117.00 | 117.00 | 14.29 | NA |
| WAYN | Wayne Savings Bancshares, Inc. | 3.15 | 800.00 | NM | 32.30 | NM | 44.20 | 143.30 | 152.80 | 12.80 | NA |
| | Average | 2.39 | 114.08 | 25.99 | 34.73 | 25.33 | 31.39 | 114.60 | 122.90 | 12.12 | 52 |
| | Median | 2.38 | 47.37 | 21.80 | 28.50 | 21.45 | 27.20 | 117.00 | 117.00 | 12.19 | 56 |
| | Maximum | 4.49 | 800.00 | 55.80 | 110.20 | 65.60 | 49.40 | 143.30 | 156.90 | 20.04 | 90 |
| | Minimum | - | | 12.30 | 13.00 | 15.40 | 21.00 | 84.50 | 98.50 | 6.54 | 11 |
| | Liberty Bancorp. Inc | 2.62 | 72.73 | NM | NM | NM | NM | NM | NM | NM | 64 |
| | Variance to the Comparable Median | 0.24 | 25.36 | NA | NA | NA | NA | NA | NA | NA | 8 |

# Exhibit 7
## Selected Financial Data

**Income**

| Ticker | Short Name | Net Income MRQ | Core Income MRQ | Core EPS MRQ | EPS MRQ | Net Income LTM | Core Income LTM | Core EPS LTM | EPS LTM |
|---|---|---|---|---|---|---|---|---|---|
| | *Comparable Thrift Data* | | | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 408 | 386 | 0.12 | 0.11 | 314 | 546 | 0.09 | 0.16 |
| FFDF | FFD Financial Corporation | 292 | 292 | 0.24 | 0.24 | 1,312 | 1,088 | 1.10 | 0.91 |
| FBEI | First Bancorp of Indiana, Inc | 657 | 211 | 0.42 | 0.13 | 1,650 | 1,204 | 1.06 | 0.77 |
| FBTC | First BancTrust Corporation | 262 | 257 | 0.11 | 0.11 | 1,344 | 1,246 | 0.56 | 0.52 |
| FFBI | First Federal Bancshares, Inc. | 142 | 147 | 0.12 | 0.12 | 1,239 | 1,056 | 1.01 | 0.86 |
| FFHS | First Franklin Corporation | 248 | 225 | 0.14 | 0.13 | 1,058 | 603 | 0.62 | 0.35 |
| FNFI | First Niles Financial, Inc. | 223 | 181 | 0.17 | 0.14 | 1,046 | 694 | 0.79 | 0.52 |
| HCFC | Home City Financial Corporation | 194 | 194 | 0.23 | 0.23 | 837 | 613 | 1.01 | 0.74 |
| MCBF | Monarch Community Bancorp, Inc. | 311 | 311 | 0.14 | 0.14 | 1,440 | 1,411 | 0.57 | 0.56 |
| PFED | Park Bancorp, Inc. | 168 | 85 | 0.15 | 0.08 | 1,520 | 782 | 1.32 | 0.68 |
| WAYN | Wayne Savings Bancshares, Inc. | 171 | 404 | 0.05 | 0.12 | 105 | 1,150 | 0.06 | 0.35 |
| | Average | 280 | 245 | 0.17 | 0.14 | 1,079 | 945 | 0.74 | 0.58 |
| | Median | 248 | 225 | 0.14 | 0.13 | 1,239 | 1,056 | 0.79 | 0.56 |
| | Maximum | 657 | 404 | 0.42 | 0.24 | 1,650 | 1,411 | 1.32 | 0.91 |
| | Minimum | 142 | 85 | 0.05 | 0.08 | 105 | 546 | 0.06 | 0.16 |
| | Liberty Bancorp, Inc. | 325 | 325 | NM | NM | 1,475 | 1,368 | NM | NM |
| | Variance to the Comparable Median | 77 | 100 | NA | NA | 236 | 312 | NA | NA |

**Exhibit 8**
**Industry Trading Multiples**
**Pricing Data as of February 17, 2006**

| Ticker | Short Name | Current Stock Price ($) | Current Market Value ($M) | Current Price in Relation to | | | | | | | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Earnings (x) | Core EPS (x) | LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) | | |
| ASBH | Ameriana Bancorp | 12.78 | 40.60 | 63.90 | 63.90 | 19.70 | 20.20 | 113.80 | 115.60 | 9.03 | 5.01 | 98.46 |
| ABNJ | American Bancorp of New Jersey, Inc. | 10.45 | 148.10 | 52.30 | 45.90 | 69.70 | 59.60 | 114.10 | 114.10 | 28.64 | 1.53 | 73.73 |
| ABCW | Anchor BanCorp Wisconsin Inc. | 31.40 | 685.10 | 15.70 | 15.80 | 14.00 | 14.10 | 219.30 | 234.30 | 16.29 | 2.04 | 27.46 |
| AF | Astoria Financial Corporation | 28.31 | 2,971.60 | 12.40 | 12.40 | 12.50 | 12.50 | 206.50 | 239.30 | 12.46 | 3.39 | 37.17 |
| ALFC | Atlantic Liberty Financial Corp | 23.10 | 39.70 | NM | 19.00 | NM | 22.10 | 139.80 | 139.80 | 22.45 | 1.39 | 106.90 |
| TBNC | Banc Corporation | 11.42 | 228.20 | 47.60 | 49.70 | NM | 189.20 | 217.90 | 245.80 | 16.12 | 0.00 | 0.00 |
| BKMU | Bank Mutual Corporation | 11.50 | 716.70 | 28.80 | 29.80 | 26.70 | 27.90 | 131.70 | 146.90 | 20.90 | 2.43 | 60.47 |
| BBX | BankAtlantic Bancorp, Inc. | 13.67 | 763.90 | NM | 20.30 | 14.90 | 13.10 | 160.80 | 192.60 | 13.11 | 1.11 | 15.87 |
| BFIN | BankFinancial Corporation | 15.38 | 376.30 | 24.00 | 24.00 | NA | NA | 115.60 | 123.00 | 23.92 | 0.00 | NA |
| BKUNA | BankUnited Financial Corporation | 27.64 | 989.40 | 13.80 | 13.90 | 32.10 | 34.10 | 163.40 | 172.90 | 7.48 | 0.07 | 2.33 |
| BFBC | Benjamin Franklin Bancorp, Inc. | 13.90 | 118.00 | 21.70 | 21.70 | NA | NA | 103.20 | 158.90 | 12.87 | 0.86 | NA |
| BHLB | Berkshire Hills Bancorp, Inc. | 32.95 | 281.40 | 15.00 | 15.70 | 30.00 | 18.90 | 114.40 | 192.20 | 13.83 | 1.70 | 49.09 |
| BFCF | BFC Financial Corporation | 6.02 | 206.00 | 30.10 | NA | 16.70 | NA | 125.00 | 263.70 | 2.89 | 0.00 | 0.00 |
| BRBI | Blue River Bancshares, Inc. | 5.90 | 20.70 | 12.30 | 13.00 | 65.60 | 36.70 | 124.10 | 156.90 | 9.44 | 0.00 | 0.00 |
| BOFI | BofI Holding, Inc. | 7.25 | 60.80 | 22.70 | 22.70 | 18.60 | 18.60 | 95.30 | 95.30 | 8.80 | 0.00 | 0.00 |
| BYFC | Broadway Financial Corporation | 11.15 | 17.30 | 7.50 | 7.60 | 11.20 | 11.30 | 113.90 | 113.90 | 5.96 | 1.79 | 20.00 |
| BRKL | Brookline Bancorp. Inc. | 15.15 | 933.00 | 42.10 | 42.10 | 42.10 | 42.00 | 154.90 | 167.40 | 42.14 | 2.24 | 205.56 |
| CNY | Carver Bancorp, Inc. | 16.08 | 40.30 | 8.00 | 6.40 | 13.20 | 11.00 | 83.80 | 83.80 | 6.24 | 1.99 | 25.41 |
| CEBK | Central Bancorp, Inc. | 29.25 | 46.50 | 13.30 | 14.70 | 14.30 | 14.60 | 118.80 | 125.90 | 8.66 | 2.46 | 32.35 |
| CFBK | Central Federal Corporation | 7.69 | 34.90 | NM | NM | NM | NM | 100.40 | 100.40 | 10.93 | 4.68 | NM |
| CITZ | CFS Bancorp, Inc. | 14.64 | 175.80 | 22.90 | 21.90 | 34.90 | 32.80 | 123.40 | 124.60 | 14.14 | 3.28 | 114.29 |
| CTZN | Citizens First Bancorp, Inc. | 26.89 | 226.50 | 22.40 | 22.40 | 23.60 | 25.30 | 134.40 | 145.60 | 13.69 | 1.34 | 31.58 |
| CSBC | Citizens South Banking Corporation | 12.25 | 101.60 | 51.00 | NA | 27.20 | 26.20 | 120.60 | NA | 14.49 | 2.29 | 62.22 |
| CFCP | Coastal Financial Corporation | 13.47 | 262.70 | 15.30 | 15.20 | 15.70 | 15.40 | 264.60 | 264.60 | 16.61 | 1.48 | 21.15 |
| CCBI | Commercial Capital Bancorp. Inc. | 14.78 | 834.90 | 14.20 | 15.10 | 11.50 | 12.00 | 119.60 | 282.30 | 15.28 | 2.03 | 22.87 |
| CFFC | Community Financial Corporation | 22.25 | 47.00 | 11.40 | 11.40 | 11.50 | 11.90 | 136.50 | 136.50 | 11.21 | 2.16 | 23.20 |
| DCOM | Dime Community Bancshares, Inc. | 14.31 | 528.90 | 14.30 | 14.30 | 14.00 | 12.80 | 181.40 | 224.10 | 16.92 | 3.91 | 54.90 |
| DSL | Downey Financial Corp. | 62.90 | 1,752.00 | 10.50 | 10.50 | 8.10 | 8.10 | 145.00 | 145.40 | 10.25 | 0.64 | 5.13 |
| ESBK | Elmira Savings Bank, FSB | 25.97 | 31.30 | 9.80 | 20.20 | 11.30 | 13.40 | 137.30 | 139.40 | 9.38 | 3.08 | 33.74 |
| ESBF | ESB Financial Corporation | 11.75 | 155.60 | NM | 14.00 | 16.60 | 13.70 | 122.70 | 191.90 | 8.40 | 3.40 | 56.34 |
| FDT | Federal Trust Corporation | 12.22 | 101.40 | 21.80 | 29.50 | 22.60 | 23.20 | 233.20 | 233.20 | 14.06 | 1.31 | 25.93 |
| FFDF | FFD Financial Corporation | 20.19 | 24.10 | 21.00 | 21.00 | 18.40 | 22.10 | 134.30 | 134.30 | 15.26 | 2.38 | 41.82 |
| FSBI | Fidelity Bancorp, Inc. | 19.40 | 57.50 | 15.70 | 17.30 | 15.50 | 16.00 | 136.70 | 146.40 | 8.22 | 2.68 | 40.66 |
| FFFL | Fidelity Bankshares, Inc. | 31.48 | 790.60 | 23.90 | 23.90 | 24.60 | 24.60 | 277.60 | 299.50 | 19.36 | 1.02 | 25.00 |
| FBEI | First Bancorp of Indiana, Inc. | 22.12 | 34.50 | 13.20 | 41.00 | 20.90 | 28.60 | 118.40 | 126.70 | 12.07 | 2.71 | 56.60 |
| FBSI | First Bancshares, Inc. | 17.50 | 27.20 | 43.80 | 24.70 | NM | NM | 101.90 | 103.40 | 11.36 | 0.91 | NM |
| FBTC | First BancTrust Corporation | 12.30 | 29.20 | 28.00 | 28.50 | 22.00 | 23.70 | 111.00 | 111.00 | 12.19 | 1.95 | 42.86 |
| FCAP | First Capital, Inc. | 18.45 | 47.80 | 12.10 | 12.10 | 13.00 | 13.00 | 113.90 | 132.30 | 10.90 | 3.47 | 43.66 |
| FCFL | First Community Bank Corporation of Ameri | 19.25 | 64.00 | 19.30 | 24.10 | 22.40 | 28.30 | 251.70 | 256.00 | 21.42 | 0.00 | 0.00 |
| FDEF | First Defiance Financial Corp. | 27.00 | 191.30 | 14.10 | 14.00 | 16.10 | 14.40 | 126.70 | 171.30 | 13.10 | 3.56 | 53.57 |
| FFSW | First Federal Banc of the Southwest, Inc. | 16.38 | 65.20 | 10.80 | 10.80 | 13.80 | 13.80 | 128.90 | 145.70 | 11.87 | 1.71 | 15.97 |
| FFBH | First Federal Bancshares of Arkansas. Inc. | 23.70 | 119.70 | 16.00 | 16.00 | 15.80 | 15.80 | 153.70 | 153.70 | 14.04 | 2.19 | 33.33 |
| FFBI | First Federal Bancshares, Inc. | 19.00 | 23.60 | 39.60 | 38.20 | 18.80 | 22.10 | 99.50 | 107.00 | 6.54 | 2.53 | 47.52 |
| FFSX | First Federal Bankshares, Inc. | 21.41 | 73.00 | 18.50 | 21.30 | 25.80 | 27.10 | 106.70 | 146.50 | 12.42 | 1.87 | 48.19 |
| FFNM | First Federal of Northern Michigan Bancorp, | 9.20 | 28.60 | 19.20 | 13.50 | NM | 32.80 | 78.30 | 87.00 | 10.34 | 2.17 | 204.10 |
| FFCH | First Financial Holdings. Inc. | 31.32 | 376.90 | 15.70 | 15.70 | 14.80 | 15.10 | 220.40 | 254.50 | 14.67 | 3.07 | 44.34 |
| FFHS | First Franklin Corporation | 16.50 | 27.30 | 29.50 | 32.50 | 26.60 | 47.60 | 111.40 | 111.40 | 9.68 | 2.18 | 53.23 |
| FKFS | First Keystone Financial, Inc. | 19.52 | 39.50 | 21.20 | 21.20 | NM | NM | 141.70 | 141.70 | 7.67 | 2.25 | 162.96 |
| FMSB | First Mutual Bancshares. Inc. | 25.35 | 134.30 | 14.10 | 14.10 | 13.60 | 13.60 | 223.70 | 223.70 | 12.37 | 1.58 | 74.19 |
| FNFG | First Niagara Financial Group, Inc. | 13.56 | 1,474.00 | 16.10 | 16.10 | 16.10 | 16.00 | 107.20 | 240.10 | 18.27 | 3.24 | 47.62 |
| FNFI | First Niles Financial, Inc. | 14.26 | 19.70 | 21.00 | 25.80 | 18.10 | 27.20 | 120.40 | 120.40 | 20.04 | 4.49 | 81.01 |

**Exhibit 8**

**Industry Trading Multiples**

**Pricing Data as of February 17, 2006**

| Ticker | Short Name | Current Stock Price ($) | Current Market Value ($M) | Earnings (x) | Core EPS (x) | LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FPTB | First PacTrust Bancorp, Inc. | 28.96 | 128.00 | 22.60 | 22.60 | 26.80 | 26.80 | 152.30 | 152.30 | 15.92 | 1.93 | 49.07 |
| FPFC | First Place Financial Corp. | 25.02 | 377.70 | 15.30 | 15.30 | 14.80 | 15.10 | 154.10 | 213.90 | 14.38 | 2.24 | 33.14 |
| FBNW | FirstBank NW Corp. | 18.30 | 108.30 | 12.70 | 12.70 | 14.00 | 14.00 | 142.40 | 189.00 | 13.34 | 2.19 | 28.24 |
| FED | FirstFed Financial Corp. | 58.77 | 973.70 | 8.80 | 8.80 | 10.80 | 10.80 | 170.60 | 171.60 | 9.31 | 0.00 | 0.00 |
| FBC | Flagstar Bancorp, Inc. | 15.10 | 954.40 | 10.50 | 10.50 | 12.10 | 12.10 | 124.00 | 124.00 | 6.28 | 3.97 | 72.00 |
| FFIC | Flushing Financial Corporation | 16.64 | 323.90 | 13.00 | 11.70 | 12.70 | 12.30 | 183.50 | 187.60 | 13.76 | 2.40 | 30.53 |
| FMCO | FMS Financial Corporation | 17.23 | 112.30 | 19.60 | NA | 16.70 | 16.70 | 149.50 | 153.30 | 9.12 | 0.70 | 11.65 |
| FBTX | Franklin Bank Corp. | 17.32 | 404.90 | 22.80 | 23.40 | 15.30 | 15.70 | 121.60 | NA | 9.05 | 0.00 | 0.00 |
| GDW | Golden West Financial Corporation | 69.67 | 21,461.30 | 13.70 | 13.80 | 14.60 | 14.70 | 247.50 | 247.50 | 17.22 | 0.46 | 5.87 |
| PEDE | Great Pee Dee Bancorp, Inc. | 15.28 | 27.50 | 17.40 | 17.40 | 20.70 | 20.60 | 104.60 | 107.70 | 12.77 | 4.19 | 86.49 |
| GAFC | Greater Atlantic Financial Corp. | 4.65 | 14.10 | NM | NM | NM | NM | 105.30 | 113.40 | 4.16 | 0.00 | 0.00 |
| GSLA | GS Financial Corp. | 17.50 | 22.50 | NM | 15.20 | NM | 22.50 | 78.30 | 78.30 | 12.40 | 2.29 | NM |
| HARB | Harbor Florida Bancshares, Inc. | 38.67 | 930.10 | 19.00 | 19.00 | 19.10 | 19.20 | 281.00 | 284.40 | 30.40 | 2.84 | 43.32 |
| HARL | Harleysville Savings Financial Corporation | 17.38 | 68.00 | 16.10 | 16.10 | 14.10 | 14.20 | 141.00 | 141.00 | 8.86 | 3.68 | 50.41 |
| HWFG | Harrington West Financial Group, Inc. | 16.50 | 88.90 | 11.50 | 11.70 | 11.20 | 11.40 | 149.20 | 168.00 | 7.80 | 3.03 | 32.77 |
| HFFC | HF Financial Corp. | 18.75 | 67.10 | 13.00 | NM | 15.50 | 33.00 | 121.90 | 134.00 | 7.18 | 2.40 | 36.78 |
| HIFS | Hingham Institution for Savings | 39.35 | 82.90 | 13.50 | 13.50 | 13.50 | 13.50 | 171.00 | 171.00 | 13.19 | 2.03 | 33.90 |
| HMNF | HMN Financial, Inc. | 32.01 | 141.10 | 9.20 | 9.20 | 11.60 | 11.50 | 155.50 | 162.70 | 14.23 | 3.00 | 33.94 |
| HCFC | Home City Financial Corporation | 15.51 | 13.00 | 16.90 | 16.90 | 15.40 | 21.00 | 96.70 | 98.50 | 8.67 | 2.84 | 43.56 |
| HFBC | HopFed Bancorp, Inc. | 15.98 | 58.30 | 14.30 | 14.30 | 14.30 | 15.20 | 117.00 | 130.20 | 9.12 | 3.00 | 42.86 |
| HCBK | Hudson City Bancorp, Inc. | 12.49 | 7,355.40 | 24.00 | 24.00 | 26.00 | 26.20 | 132.30 | 132.30 | 24.51 | 2.40 | 58.44 |
| ICBC | Independence Community Bank Corp. | 40.83 | 3,361.60 | 18.20 | 17.20 | 15.60 | 15.70 | 147.10 | 325.60 | 17.62 | 2.65 | 41.22 |
| IFSB | Independence Federal Savings Bank | 12.00 | 18.60 | NM | NM | NM | NA | 114.90 | 114.90 | 11.65 | 0.00 | 0.00 |
| NDE | IndyMac Bancorp Inc. | 38.99 | 2,505.00 | 8.90 | 8.90 | 8.60 | 8.50 | 164.20 | 173.40 | 11.68 | 4.51 | 36.12 |
| JFBI | Jefferson Bancshares, Inc. | 13.38 | 91.60 | 30.40 | 30.40 | 29.10 | 29.30 | 118.50 | 118.50 | 30.17 | 1.79 | 58.70 |
| KNBT | KNBT Bancorp, Inc. | 16.08 | 459.10 | 21.20 | 25.30 | 22.70 | 26.40 | 121.90 | 186.10 | 14.90 | 1.74 | 36.62 |
| LARL | Laurel Capital Group, Inc. | 21.00 | 41.80 | 22.80 | 22.80 | 20.40 | 20.50 | 149.80 | 169.00 | 13.51 | 3.81 | 77.67 |
| LEGC | Legacy Bancorp, Inc. | 14.40 | 148.40 | NA | NA | NA | NA | 101.60 | 103.70 | 19.07 | 0.00 | NA |
| LNCB | Lincoln Bancorp | 17.25 | 92.90 | 33.20 | 31.50 | NM | 36.30 | 93.00 | 127.80 | 11.01 | 3.25 | 243.48 |
| LSBX | LSB Corporation | 17.60 | 78.60 | 11.90 | 84.10 | 19.10 | 29.40 | 131.00 | 131.10 | 15.06 | 3.18 | 60.87 |
| LSBI | LSB Financial Corp. | 28.01 | 43.40 | 11.70 | 11.70 | 11.90 | 11.90 | 132.30 | 132.30 | 11.59 | 2.43 | 26.90 |
| MAFB | MAF Bancorp, Inc. | 43.37 | 1,492.20 | 13.10 | 13.10 | 13.90 | 13.90 | 142.20 | 209.60 | 13.26 | 2.31 | 30.03 |
| MASB | MASSBANK Corp. | 33.62 | 145.50 | 19.60 | 21.10 | 20.30 | 21.20 | 138.20 | 139.70 | 16.19 | 3.21 | 63.86 |
| MTXC | Matrix Bancorp, Inc. | 22.90 | 173.10 | 13.00 | NA | 8.90 | NA | 152.00 | 152.00 | 7.48 | 0.00 | 0.00 |
| MFLR | Mayflower Co-operative Bank | 13.50 | 28.00 | 16.90 | 17.90 | 15.20 | 15.40 | 151.50 | 152.10 | 11.66 | 2.96 | 44.94 |
| CASH | Meta Financial Group, Inc. | 21.25 | 53.40 | 25.30 | 25.40 | NM | NM | 126.20 | 137.30 | 7.05 | 2.45 | NM |
| MFBC | MFB Corp. | 30.50 | 41.30 | NM | NM | 18.90 | 18.90 | 109.40 | 123.90 | 7.80 | 1.77 | 31.68 |
| MCBF | Monarch Community Bancorp, Inc. | 12.65 | 34.30 | 22.60 | 22.60 | 22.20 | 22.70 | 84.50 | 115.90 | 12.37 | 1.90 | 47.37 |
| MFSF | MutualFirst Financial, Inc. | 20.97 | 95.50 | 14.20 | 14.20 | 14.50 | 14.50 | 107.50 | 127.60 | 9.82 | 2.67 | 37.24 |
| NASB | NASB Financial, Inc. | 36.70 | 308.90 | 15.00 | 15.00 | 12.90 | 12.90 | 206.50 | 210.80 | 19.89 | 2.45 | 39.61 |
| NTBK | NetBank, Inc. | 7.43 | 344.70 | NM | 144.60 | NM | NM | 86.10 | 109.40 | 7.22 | 1.08 | NM |
| NEBS | New England Bancshares, Inc. | 10.63 | 56.80 | 53.20 | NA | 44.30 | NA | 100.30 | 103.60 | 22.47 | 1.13 | 38.88 |
| NHTB | New Hampshire Thrift Bancshares, Inc. | 15.20 | 64.20 | 10.00 | 10.00 | 11.80 | 11.90 | 137.30 | 185.60 | 9.87 | 3.29 | 38.76 |
| NYB | New York Community Bancorp, Inc. | 17.01 | 4,588.90 | 30.40 | 18.50 | 15.30 | 14.40 | 136.90 | 361.90 | 17.31 | 5.88 | 90.09 |
| NAL | NewAlliance Bancshares, Inc. | 14.46 | 1,642.20 | 30.10 | 28.70 | 28.90 | 28.20 | 120.00 | 188.70 | 23.97 | 1.52 | 43.00 |
| NMIL | NewMil Bancorp, Inc. | 30.38 | 124.10 | 14.10 | 15.60 | 14.50 | 14.80 | 234.10 | 276.20 | 14.21 | 2.90 | 39.05 |
| FFFD | North Central Bancshares, Inc. | 38.50 | 58.10 | 12.80 | 12.80 | 12.00 | 11.10 | 131.10 | 147.70 | 11.96 | 3.01 | 36.25 |
| OCFC | OceanFirst Financial Corp. | 23.64 | 300.20 | 14.80 | 14.80 | 14.80 | 14.80 | 216.30 | 218.30 | 15.12 | 3.38 | 50.00 |
| PPBI | Pacific Premier Bancorp, Inc. | 11.98 | 74.90 | 12.00 | 12.00 | 11.10 | 11.90 | 148.10 | 148.10 | 10.66 | 0.00 | 0.00 |
| PBCI | Panrapo Bancorp, Inc. | 20.05 | 99.80 | 12.90 | 13.30 | 12.50 | 12.60 | 170.20 | 170.20 | 15.44 | 4.39 | 55.00 |
| PFED | Park Bancorp, Inc. | 33.45 | 37.40 | 55.80 | 110.20 | 25.30 | 49.40 | 117.00 | 117.00 | 14.29 | 2.15 | 40.91 |

| Ticker | Short Name | Current Stock Price ($) | Current Market Value ($M) | Current Price in Relation to | | | | | | | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Earnings (x) | Core EPS (x) | LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) | | |
| PVSA | Parkvale Financial Corporation | 28.00 | 157.90 | 12.30 | 12.30 | 12.40 | 12.50 | 134.60 | 186.60 | 8.55 | 2.86 | 35.56 |
| PRTR | Partners Trust Financial Group, Inc. | 11.99 | 582.30 | 21.40 | 21.50 | 17.60 | 17.80 | 110.30 | 218.70 | 15.41 | 2.34 | 41.18 |
| PFSB | PennFed Financial Services, Inc. | 18.23 | 236.80 | 17.50 | 17.50 | 16.30 | 15.90 | 191.10 | 191.10 | 10.98 | 1.54 | 25.00 |
| PFDC | Peoples Bancorp | 20.68 | 68.90 | 17.20 | 17.10 | 17.20 | 17.20 | 106.10 | 110.50 | 13.98 | 3.68 | 46.67 |
| PCBI | Peoples Community Bancorp, Inc. | 20.37 | 90.10 | NM | 22.20 | 40.70 | 28.40 | 104.70 | 149.10 | 8.66 | 2.95 | 120.00 |
| PFB | PFF Bancorp, Inc. | 31.98 | 778.50 | 15.10 | 15.10 | 15.70 | 15.90 | 221.60 | 222.40 | 19.15 | 1.88 | 22.06 |
| PFSL | Pocahontas Bancorp, Inc. | 12.87 | 59.70 | 16.90 | 17.70 | 19.50 | 22.60 | 113.70 | 154.70 | 7.95 | 2.49 | 48.48 |
| PROV | Provident Financial Holdings, Inc. | 29.26 | 206.50 | 6.00 | 11.60 | 9.00 | 11.00 | 153.00 | 153.10 | 12.67 | 2.05 | 17.48 |
| PFS | Provident Financial Services, Inc. | 18.65 | 1,280.50 | 20.30 | 20.40 | 21.20 | 21.30 | 118.90 | NA | 21.15 | 1.93 | 38.64 |
| PBNY | Provident New York Bancorp | 11.89 | 511.00 | 24.80 | 24.80 | 23.80 | 23.50 | 130.40 | 230.60 | 19.46 | 1.68 | 38.00 |
| PULB | Pulaski Financial Corp. | 16.50 | 158.90 | 19.60 | 19.60 | 19.60 | 19.60 | 281.10 | 283.50 | 17.31 | 1.94 | 35.71 |
| PVFC | PVF Capital Corp. | 10.50 | 81.00 | 20.20 | 20.20 | 15.90 | 15.90 | 119.80 | 119.80 | 9.24 | 2.82 | 42.82 |
| RPFG | Rainier Pacific Financial Group, Inc. | 15.84 | 106.00 | 36.00 | 36.00 | 36.80 | 39.60 | 115.30 | 115.50 | 11.21 | 1.52 | 41.86 |
| RIVR | River Valley Bancorp | 18.80 | 29.90 | 20.40 | 13.40 | 14.20 | 13.50 | 129.20 | 129.40 | 9.50 | 4.15 | 58.71 |
| RVSB | Riverview Bancorp, Inc. | 25.20 | 146.50 | 13.10 | 13.20 | 15.80 | 16.30 | 161.00 | 229.10 | 19.81 | 2.70 | 41.56 |
| ROME | Rome Bancorp, Inc. | 11.53 | 111.60 | 36.00 | 37.90 | 32.00 | 31.70 | 119.40 | 119.40 | 36.14 | 2.60 | 76.00 |
| SVBI | Severn Bancorp, Inc. | 18.90 | 157.20 | 9.80 | 10.10 | 10.80 | 11.30 | 227.10 | 228.20 | 19.09 | 1.27 | 13.71 |
| SFFS | Sound Federal Bancorp, Inc. | 20.32 | 250.40 | 56.40 | 56.40 | 49.60 | 52.50 | 194.60 | 218.40 | 21.79 | 1.48 | 69.51 |
| SSFC | South Street Financial Corp. | 9.44 | 28.30 | 16.90 | 16.90 | 17.80 | 17.80 | 110.90 | 110.90 | 11.99 | 4.24 | 75.47 |
| SZB | SouthFirst Bancshares, Inc. | 11.80 | 8.40 | NM | 98.30 | NM | 18.80 | 82.00 | 86.60 | 6.15 | 3.39 | NM |
| SOV | Sovereign Bancorp, Inc. | 20.99 | 7,576.90 | 11.90 | 12.30 | 11.90 | 12.30 | 129.50 | 261.30 | 11.82 | 1.14 | 11.30 |
| SYNF | Synergy Financial Group, Inc. | 12.93 | 149.30 | 32.30 | 32.30 | 32.30 | 32.20 | 156.70 | 158.10 | 15.33 | 1.55 | 47.50 |
| TSH | Teche Holding Company | 40.08 | 90.80 | 14.30 | 15.50 | 17.30 | 18.20 | 147.90 | 158.00 | 13.34 | 2.59 | 32.33 |
| THRD | TF Financial Corporation | 30.00 | 87.00 | 13.60 | 13.60 | 13.70 | 13.70 | 130.00 | 140.40 | 12.31 | 2.53 | 33.33 |
| TONE | TierOne Corporation | 32.53 | 590.40 | 14.50 | 14.50 | 16.50 | 16.50 | 191.20 | 230.20 | 18.32 | 0.74 | 12.18 |
| TSBK | Timberland Bancorp, Inc. | 26.02 | 98.00 | 11.80 | 11.80 | 13.20 | 13.20 | 128.70 | 142.60 | 17.84 | 2.46 | 31.98 |
| TRST | TrustCo Bank Corp NY | 12.69 | 948.90 | 18.70 | 19.00 | 16.30 | 17.40 | 415.00 | 416.00 | 32.58 | 5.04 | 58.97 |
| UCBC | Union Community Bancorp | 27.00 | 52.40 | NM | 51.00 | NM | 39.30 | 158.20 | 171.80 | 20.12 | 2.22 | 375.00 |
| UCFC | United Community Financial Corp. | 12.56 | 390.10 | 16.50 | 17.10 | 15.70 | 15.90 | 147.40 | 170.40 | 15.43 | 2.87 | 52.50 |
| WFSL | Washington Federal, Inc. | 23.50 | 2,047.00 | 14.30 | 14.30 | 14.20 | 13.90 | 170.70 | 179.20 | 24.63 | 3.40 | 47.59 |
| WM | Washington Mutual, Inc. | 42.94 | 42,678.70 | 12.60 | 13.10 | 11.50 | 11.30 | 153.60 | 221.20 | 12.37 | 4.66 | 52.01 |
| WSB | Washington Savings Bank, F.S.B. | 8.60 | 63.70 | 11.30 | 11.30 | 9.80 | 10.30 | 111.50 | 111.50 | 12.29 | 0.00 | 0.00 |
| WAYN | Wayne Savings Bancshares, Inc. | 15.25 | 50.90 | NM | 32.30 | NM | 44.20 | 143.30 | 152.80 | 12.80 | 3.15 | 800.00 |
| WES | Westcorp | 71.52 | 3,744.30 | 14.80 | NA | 14.70 | NA | 233.70 | 233.70 | 22.02 | 1.79 | 15.84 |
| WGBC | Willow Grove Bancorp, Inc. | 16.77 | 249.10 | 15.50 | 14.10 | 25.40 | 18.90 | 123.10 | 260.00 | 15.70 | 2.86 | 72.73 |
| WSFS | WSFS Financial Corporation | 63.49 | 418.80 | 14.60 | 14.60 | 16.10 | 16.00 | 230.10 | 232.00 | 14.71 | 0.44 | 7.09 |
| WVFC | WVS Financial Corp. | 16.10 | 37.80 | 15.50 | 15.50 | 14.40 | 14.50 | 131.00 | 131.00 | 8.52 | 3.98 | 57.14 |
| | All Fully Converted Average | 21.47 | 944.08 | 19.90 | 22.58 | 19.07 | 21.49 | 146.15 | 169.48 | 14.13 | 2.24 | 53.23 |
| | All Fully Converted Median | 17.60 | 112.30 | 16.00 | 16.90 | 15.80 | 16.00 | 131.70 | 152.55 | 13.10 | 2.29 | 40.79 |
| | **All Mutual Holding Companies** | | | | | | | | | | | |
| ABBC | Abington Community Bancorp, Inc. (MHC) | 13.32 | 211.40 | 33.30 | 32.40 | 32.50 | 32.30 | 180.30 | 180.30 | 25.04 | 1.50 | 36.59 |
| ACFC | Atlantic Coast Federal Corporation (MHC) | 14.56 | 211.40 | 26.00 | 26.00 | 50.20 | 50.20 | 216.90 | 223.70 | 28.84 | 2.20 | 89.66 |
| ALLB | Greater Delaware Valley Savings Bank (MHC) | 25.00 | 86.00 | 62.50 | 62.50 | NM | 72.50 | 250.90 | 250.90 | 22.45 | 1.44 | 120.00 |
| BCSB | BCSB Bankcorp, Inc. (MHC) | 12.25 | 72.40 | NM | NM | NM | NM | 177.90 | 189.90 | 8.91 | 4.08 | 714.29 |
| BFSB | Brooklyn Federal Bancorp, Inc. (MHC) | 11.10 | 146.80 | 30.80 | NA | NA | NA | 192.20 | 192.20 | 41.13 | - | NA |
| CFFN | Capitol Federal Financial (MHC) | 32.78 | 2,434.30 | 45.50 | 45.50 | 40.00 | 40.00 | 276.20 | 276.20 | 28.62 | 6.10 | 280.12 |
| CHEV | Cheviot Financial Corp. (MHC) | 11.74 | 116.50 | 58.70 | 58.70 | 53.40 | 53.40 | 155.70 | 155.70 | 39.91 | 2.04 | 81.82 |
| CHFN | Charter Financial Corp. (MHC) | 36.69 | 727.60 | 34.00 | 81.10 | 52.40 | 85.50 | 271.60 | 277.50 | 66.22 | 3.82 | 235.71 |
| COBK | Colonial Bankshares, Inc. (MHC) | 11.10 | 50.20 | 23.10 | 23.50 | NA | NA | 140.30 | 140.30 | 15.32 | - | NA |

**Exhibit 8**
**Industry Trading Multiples**
**Pricing Data as of February 17, 2006**

| Ticker | Short Name | Current Stock Price ($) | Current Market Value ($M) | Earnings (x) | Core EPS (x) | Current Price in Relation to — LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CSBK | Clifton Savings Bancorp. Inc. (MHC) | 10.37 | 315.60 | NM | NM | NM | 73.00 | 158.70 | 158.70 | 37.68 | 1.93 | 142.86 |
| FFCO | FedFirst Financial Corp. (MHC) | 9.14 | 60.40 | NA | 75.70 | NA | NA | 130.60 | 133.70 | 21.40 | - | NA |
| FFFS | First Federal Financial Services, Inc. (MHC) | 16.45 | 64.50 | 34.30 | 34.30 | 31.60 | 31.60 | 172.60 | 172.60 | 46.23 | 2.67 | 78.85 |
| GCBC | Greene County Bancorp Inc. (MHC) | 14.60 | 60.40 | 28.10 | 28.10 | 23.90 | 23.90 | 178.50 | 178.50 | 20.24 | 3.15 | 73.77 |
| GOV | Gouverneur Bancorp Inc. (MHC) | 11.35 | 26.00 | 21.80 | 21.80 | 23.20 | 24.50 | 136.40 | 136.40 | 21.12 | 2.64 | 87.76 |
| HBOS | Heritage Financial Group (MHC) | 11.47 | 129.00 | 57.40 | 57.40 | 37.00 | 37.00 | 187.00 | 187.00 | 35.45 | 1.74 | 32.26 |
| HOME | Home Federal Bancorp, Inc. (MHC) | 12.79 | 193.80 | 26.70 | 26.70 | 27.20 | 28.80 | 187.80 | 187.80 | 27.85 | 1.56 | 31.91 |
| ISBC | Investors Bancorp, Inc. (MHC) | 12.22 | 1,420.90 | NM | NA | NA | NA | 160.10 | 160.10 | 27.72 | - | NA |
| JXSB | Jacksonville Bancorp, Inc. (MHC) | 13.25 | 26.10 | 36.80 | 36.80 | 32.30 | 32.80 | 130.50 | 152.90 | 10.28 | 2.26 | 73.17 |
| KFED | K-Fed Bancorp (MHC) | 12.28 | 176.40 | 30.70 | 30.70 | 33.20 | 33.20 | 191.10 | 200.70 | 23.62 | 2.28 | 64.86 |
| KFFB | Kentucky First Federal Bancorp (MHC) | 10.95 | 94.40 | 54.80 | 54.80 | NA | NA | 145.00 | 189.50 | 35.94 | 3.65 | NA |
| KRNY | Kearny Financial Corp (MHC) | 13.30 | 965.10 | NM | 113.10 | 57.80 | 82.60 | 190.60 | 228.20 | 46.78 | 1.50 | 60.87 |
| MGYR | Magyar Bancorp, Inc. (MHC) | 10.50 | 62.20 | NA | NA | NA | NA | NA | NA | NA | - | NA |
| NVSL | Naugatuck Valley Financial Corp. (MHC) | 10.50 | 79.80 | 37.50 | 37.50 | 40.40 | 40.60 | 156.60 | 157.30 | 22.47 | 1.91 | 65.38 |
| NWSB | Northwest Bancorp, Inc. (MHC) | 22.93 | 1,153.70 | 19.80 | 19.80 | 20.50 | 20.60 | 197.00 | 272.30 | 17.81 | 2.79 | 51.79 |
| ONFC | Oneida Financial Corp. (MHC) | 11.64 | 89.60 | 22.40 | 26.00 | 23.30 | 24.40 | 165.80 | 226.50 | 20.34 | 3.78 | 86.00 |
| OSHC | Ocean Shore Holding Company (MHC) | 11.65 | 102.10 | 32.40 | 32.40 | 32.40 | 32.40 | 168.60 | 168.60 | 18.77 | - | - |
| PBCT | People's Bank (MHC) | 31.11 | 4,405.20 | 31.10 | 35.60 | 32.10 | 35.90 | 341.90 | 372.60 | 40.30 | 2.83 | 90.72 |
| PBHC | Pathfinder Bancorp. Inc. (MHC) | 12.50 | 30.80 | NM | NM | 65.80 | 51.80 | 147.10 | 184.50 | 10.36 | 3.28 | 215.79 |
| PBIP | Prudential Bancorp, Inc. of Pennsylvania (MHC) | 12.41 | 155.10 | 34.50 | 34.50 | NA | NA | 169.40 | 169.40 | 34.67 | 1.29 | NA |
| PSBH | PSB Holdings, Inc. (MHC) | 10.91 | 75.60 | 34.10 | 34.10 | NA | NA | 143.90 | 171.20 | 18.82 | 2.20 | NA |
| RCKB | Rockville Financial, Inc. (MHC) | 14.50 | 281.80 | 36.30 | 37.40 | NA | NA | 187.40 | 188.70 | 27.90 | - | NA |
| SIFI | SI Financial Group Inc. (MHC) | 11.36 | 142.70 | 40.60 | 41.40 | 37.90 | 38.80 | 177.30 | 177.80 | 21.28 | 1.06 | 40.00 |
| UBNK | United Financial Bancorp. Inc. (MHC) | 11.61 | 199.80 | 29.00 | 29.00 | NA | NA | 145.80 | 145.80 | 22.04 | 1.72 | NA |
| WAUW | Wauwatosa Holdings, Inc. (MHC) | 11.98 | 404.00 | NA | NA | NA | NA | NA | NA | NA | - | NA |
| WFD | Westfield Financial Inc. (MHC) | 24.98 | 243.70 | 34.70 | 34.70 | 39.00 | 39.10 | 201.90 | 201.90 | 29.06 | 2.40 | 148.44 |
| | All MHC's Average | 15.01 | 429.01 | 35.44 | 41.84 | 37.43 | 42.82 | 182.84 | 194.22 | 27.71 | 1.94 | 120.94 |
| | All MHC's Median | 12.25 | 142.70 | 34.00 | 34.60 | 33.20 | 37.00 | 177.30 | 184.50 | 25.04 | 1.93 | 80.34 |
| | **Missouri** | | | | | | | | | | | |
| FBSI | First Bancshares, Inc. | 17.50 | 27.20 | 43.80 | 24.70 | NM | NM | 101.90 | 103.40 | 11.36 | 0.91 | NM |
| NASB | NASB Financial. Inc. | 36.70 | 308.90 | 15.00 | 15.00 | 12.90 | 12.90 | 206.50 | 210.80 | 19.89 | 2.45 | 39.61 |
| PULB | Pulaski Financial Corp. | 16.50 | 158.90 | 19.60 | 19.60 | 19.60 | 19.60 | 281.10 | 283.50 | 17.31 | 1.94 | 35.71 |
| | Missouri Fully Converted Average | | 165.00 | 26.13 | 19.77 | 16.25 | 16.25 | 196.50 | 199.23 | 16.19 | 1.77 | 37.66 |
| | Missouri Fully Converted Median | | 158.90 | 19.60 | 19.60 | 16.25 | 16.25 | 206.50 | 210.80 | 17.31 | 1.94 | 37.66 |
| | **Missouri MHC's** | | | | | | | | | | | |
| | None | | | | | | | | | | | |
| | Missouri MHC's Average | | NM | NM | NM | NM | NM | NM | NM | NM | NM | NM |
| | Missouri MHC's Median | | NM | NM | NM | NM | NM | NM | NM | NM | NM | NM |

**Exhibit 8**
**Industry Trading Multiples**
**Pricing Data as of February 17, 2006**

| Ticker | Short Name | Current Stock Price ($) | Current Market Value ($M) | Current Price in Relation to | | | | | | | Current Dividend Yield (%) | LTM Dividend Payout Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Earnings (x) | Core EPS (x) | LTM EPS (x) | LTM Core EPS (x) | Book Value (%) | Tangible Book Value (%) | Assets (%) | | |
| | **Comparable Group** | | | | | | | | | | | |
| BRBI | Blue River Bancshares, Inc. | 5.90 | 20.70 | 12.30 | 13.00 | 65.60 | 36.70 | 124.10 | 156.90 | 9.44 | 0.00 | 0.00 |
| FFDF | FFD Financial Corporation | 20.19 | 24.10 | 21.00 | 21.00 | 18.40 | 22.10 | 134.30 | 134.30 | 15.26 | 2.38 | 41.82 |
| FBEI | First Bancorp of Indiana, Inc. | 22.12 | 34.50 | 13.20 | 41.00 | 20.90 | 28.60 | 118.40 | 126.70 | 12.07 | 2.71 | 56.60 |
| FBTC | First BancTrust Corporation | 12.30 | 29.20 | 28.00 | 28.50 | 22.00 | 23.70 | 111.00 | 111.00 | 12.19 | 1.95 | 42.86 |
| FFBI | First Federal Bancshares, Inc. | 19.00 | 23.60 | 39.60 | 38.20 | 18.80 | 22.10 | 99.50 | 107.00 | 6.54 | 2.53 | 47.52 |
| FFHS | First Franklin Corporation | 16.50 | 27.30 | 29.50 | 32.50 | 26.60 | 47.60 | 111.40 | 111.40 | 9.68 | 2.18 | 53.23 |
| FNFI | First Niles Financial, Inc. | 14.26 | 19.70 | 21.00 | 25.80 | 18.10 | 27.20 | 120.40 | 120.40 | 20.04 | 4.49 | 81.01 |
| HCFC | Home City Financial Corporation | 15.51 | 13.00 | 16.90 | 16.90 | 15.40 | 21.00 | 96.70 | 98.50 | 8.67 | 2.84 | 43.56 |
| MCBF | Monarch Community Bancorp, Inc. | 12.65 | 34.30 | 22.60 | 22.60 | 22.20 | 22.70 | 84.50 | 115.90 | 12.37 | 1.90 | 47.37 |
| PFED | Park Bancorp, Inc. | 33.45 | 37.40 | 55.80 | 110.20 | 25.30 | 49.40 | 117.00 | 117.00 | 14.29 | 2.15 | 40.91 |
| WAYN | Wayne Savings Bancshares, Inc. | 15.25 | 50.90 | NM | 32.30 | NM | 44.20 | 143.30 | 152.80 | 12.80 | 3.15 | 800.00 |
| | Comparable Average | | 28.61 | 25.99 | 34.73 | 25.33 | 31.39 | 114.60 | 122.90 | 12.12 | 2.39 | 114.08 |
| | Comparable Median | | 27.30 | 21.80 | 28.50 | 21.45 | 27.20 | 117.00 | 117.00 | 12.19 | 2.38 | 47.37 |
| | All Fully Converted Average | | 944.08 | 19.90 | 22.58 | 19.07 | 21.49 | 146.15 | 169.48 | 14.13 | 2.244 | 53.23 |
| | All Fully Converted Median | | 112.30 | 16.00 | 16.90 | 15.80 | 16.00 | 131.70 | 152.55 | 13.10 | 2.290 | 40.79 |
| | All MHC's Average | | 429.01 | 35.44 | 41.84 | 37.43 | 42.82 | 182.84 | 194.22 | 27.71 | 1.938 | 120.94 |
| | All MHC's Median | | 142.70 | 34.00 | 34.60 | 33.20 | 37.00 | 177.30 | 184.50 | 25.04 | 1.930 | 80.34 |
| | Missouri Fully Converted Average | | 165.00 | 26.13 | 19.77 | 16.25 | 16.25 | 196.50 | 199.23 | 16.19 | 1.767 | 37.66 |
| | Missouri Fully Converted Median | | 158.90 | 19.60 | 19.60 | 16.25 | 16.25 | 206.50 | 210.80 | 17.31 | 1.940 | 37.66 |
| | Missouri MHC's Average | | NM | NM | NM | NM | NM | NM | NM | NM | NM | NM |
| | Missouri MHC's Median | | NM | NM | NM | NM | NM | NM | NM | NM | NM | NM |

Exhibit 9. - Second Step Conversions - 2003 to Date
Selected Market Data
Market Data as of 2/17/06

| Ticker | Short Name | IPO Date | IPO Price ($) | Net Proceeds ($000) | EPS (x) | Price to Pro Forma | | Percent Change from IPO | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Book Value (%) | Tang. Book Value (%) | After 1 Day (%) | After 1 Week (%) | After 1 Month (%) | After 3 Months (%) | To Date (%) |
| NEBS | New England Bancshares, Inc. | 12/29/2005 | 10.0000 | 26,460 | 31.30 | 96.30 | 106.50 | 6.60 | 7.00 | 7.00 | NA | 6.30 |
| ABNJ | American Bancorp of New Jersey, Inc. | 10/06/2005 | 10.0000 | 85,965 | 55.60 | 113.30 | 113.30 | 1.60 | -2.00 | 0.10 | -0.20 | 4.50 |
| HCBK | Hudson City Bancorp, Inc. | 06/07/2005 | 10.0000 | 3,337,377 | 19.60 | 122.10 | 122.10 | 9.60 | 10.70 | 15.50 | 25.50 | 24.90 |
| FFNM | First Federal of Northern Michigan Bancorp, Inc. | 04/04/2005 | 10.0000 | 14,747 | 133.30 | 89.80 | 94.30 | -5.10 | -7.00 | -16.00 | -8.40 | -8.00 |
| ROME | Rome Bancorp, Inc. | 03/31/2005 | 10.0000 | 52,660 | 37.00 | 106.30 | 106.30 | 0.50 | -2.00 | -5.60 | 0.10 | 15.30 |
| 2005 | Average | | | | 55.36 | 105.56 | 108.50 | 2.64 | 1.34 | 0.20 | 4.25 | 8.60 |
| | Median | | | | 37.00 | 106.30 | 106.50 | 1.60 | (2.00) | 0.10 | (0.05) | 6.30 |
| | | | | | | | | | | | | |
| RBLG | Roebling Financial Corp, Inc. | 10/01/2004 | 10.0000 | 7,520 | 31.30 | 111.50 | 111.50 | 0.00 | 0.00 | -7.00 | -1.10 | 0.00 |
| DSFN | DSA Financial Corporation | 07/30/2004 | 10.0000 | 6,948 | 20.20 | 102.80 | 102.80 | -2.00 | -5.00 | -7.00 | 3.00 | 18.00 |
| PRTR | Partners Trust Financial Group, Inc. | 07/15/2004 | 10.0000 | 127,468 | 16.30 | 91.90 | 198.00 | -0.10 | -0.50 | -1.90 | 5.00 | 19.90 |
| SYNF | Synergy Financial Group, Inc. | 01/21/2004 | 10.0000 | 60,816 | 39.40 | 123.90 | 125.00 | 9.00 | 8.80 | 7.90 | -1.50 | 29.30 |
| PBNY | Provident New York Bancorp | 01/15/2004 | 10.0000 | 174,388 | 27.80 | 119.30 | 151.10 | 15.00 | 13.80 | 15.10 | 9.50 | 18.90 |
| 2004 | Average | | | | 27.00 | 109.88 | 137.68 | 4.38 | 3.42 | 1.42 | 2.98 | 17.22 |
| | Median | | | | 27.80 | 111.50 | 125.00 | - | - | (1.90) | 3.00 | 18.90 |
| | | | | | | | | | | | | |
| BKMU | Bank Mutual Corporation | 10/30/2003 | 10.0000 | 388,160 | 26.30 | 110.60 | 120.50 | 17.80 | 19.40 | 15.40 | 10.00 | 15.00 |
| JFBI | Jefferson Bancshares, Inc. | 07/02/2003 | 10.0000 | 55,029 | 16.70 | 91.70 | 91.70 | 23.90 | 25.00 | 40.00 | 45.00 | 33.80 |
| FNFG | First Niagara Financial Group, Inc. | 01/21/2003 | 10.0000 | 366,973 | 17.10 | 102.70 | 124.40 | 12.70 | 13.40 | 12.60 | 18.20 | 35.60 |
| WAYN | Wayne Savings Bancshares, Inc. | 01/09/2003 | 10.0000 | 16,469 | 16.90 | 90.30 | 90.30 | 12.00 | 12.10 | 11.50 | 21.50 | 52.50 |
| SFFS | Sound Federal Bancorp, Inc. | 01/07/2003 | 10.0000 | 66,652 | 12.50 | 101.00 | 113.10 | 10.00 | 11.30 | 15.10 | 30.40 | 103.20 |
| 2003 | Average | | | | 17.90 | 99.26 | 108.00 | 15.28 | 16.24 | 18.92 | 25.02 | 48.02 |
| | Median | | | | 16.90 | 101.00 | 113.10 | 12.70 | 13.40 | 15.10 | 21.50 | 35.60 |
| | | | | | | | | | | | | |
| 1/1/2003 | Average | | | | 33.42 | 104.90 | 118.06 | 7.43 | 7.00 | 6.85 | 11.21 | 24.61 |
| 2/17/2006 | Median | | | | 26.30 | 102.80 | 113.10 | 9.00 | 8.80 | 7.90 | 7.25 | 18.90 |

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

**Liberty Savings Bank**
**Pro Forma Analysis Sheet - Twelve Months Ended**
**December 31, 2005**
**Includes SOP 93-6**

| | Bank | Comparables | | State | | National | |
|---|---|---|---|---|---|---|---|
| | | Mean | Median | Mean | Median | Mean | Median |
| **Price-Core Earnings Ratio P/E** | | | | | | | |
| Min | 20.00 | | | | | | |
| Mid | 23.26 | 31.39 | 27.20 | 16.25 | 16.25 | 21.49 | 16.00 |
| Max | 26.32 | | | | | | |
| Smax | 29.41 | | | | | | |
| **Price-to-Book Ratio P/B** | | | | | | | |
| Min | 87.18% | | | | | | |
| Mid | 95.06% | 114.60% | 117.00% | 196.50% | 206.50% | 146.15% | 131.70% |
| Max | 101.83% | | | | | | |
| Smax | 108.58% | | | | | | |
| **Price-to-Tangible Book Ratio P/TB** | | | | | | | |
| Min | 87.18% | | | | | | |
| Mid | 95.06% | 122.90% | 117.00% | 199.23% | 210.80% | 169.48% | 152.55% |
| Max | 101.83% | | | | | | |
| Smax | 108.58% | | | | | | |
| **Price-to-Assets Ratio P/A** | | | | | | | |
| Min | 12.33% | | | | | | |
| Mid | 14.35% | 12.12% | 12.19% | 16.19% | 17.31% | 14.13% | 13.10% |
| Max | 16.32% | | | | | | |
| Smax | 18.53% | | | | | | |

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

Valuation Parameters

| | | | |
|---|---|---|---|
| Prior Twelve Mos. Earning Base | Y | $ | 1,475 (1) |
| Period Ended December 31, 2005 | | | |
| Pre-Conversion Book Value | B | | |
| As of December 31, 2005 | | $ | 21,082 |
| Pre-Conversion Assets | A | | |
| As of December 31, 2005 | | $ | 251,907 |
| Return on Money | R | | 2.79% (2) |
| Conversion Expenses | | $ | 1,002 |
| | X | | 2.57% (3) |
| Proceeds Not Invested | | $ | 2,760 (4) |
| Estimated ESOP Borrowings | | $ | 1,840 |
| ESOP Purchases | E | | 8.00% (5) |
| Cost of ESOP Borrowings | | $ | 123 (5) |
| Cost of ESOP Borrowings | S | | 0.00% (5) |
| Amort of ESOP Borrowings | T | | 15 Years |
| Amort of MRP Amount | N | | 5 Years |
| Estimated MRP Amount | | $ | 920 (6) |
| MRP Purchases | M | | 4.00% |
| MRP Expense | | $ | 184 |
| Foundation Amount | | $ | - (7) |
| Foundation Amount | F | | 0.00% 0.00% |
| Foundation Opportunity Cost | | $ | - |
| Tax Benefit | Z | $ | - (8) |
| Tax Rate | TAX | | 36.00% |
| Percentage Sold | PCT | | 58.99% |
| Amount to be issued to Public | | $ | 23,006 (9) |
| Earnings Multiple | | | 12 |

(1) Net income for the twelve months ended December 31, 2005.
(2) Net Return assumes a reinvestment rate of 4.36 percent (the 1 year Treasury at December 31, 2005), and a tax rate of 36%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Exhibit 10

## Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $39,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $39,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $39,000,000

The appraisal was performed on a market basis and not on the above formulas.

| Conclusion | Total Shares Shares | Price Per Share | Total Value |
|---|---|---|---|
| Appraised Value - Midpoint | 3,900,000 | $ 10 | $ 39,000,000 |
| Range: | | | |
| - Minimum | 3,315,000 | $ 10 | 33,150,000 |
| - Maximum | 4,485,000 | 10 | 44,850,000 |
| - Super Maximum | 5,157,750 | 10 | 51,577,500 |

### Pre Foundation

| Conclusion | Appraised Value | | | |
|---|---|---|---|---|
| | Minimum | Midpoint | Maximum | SuperMaximum * |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Full Conversion Value | $ 33,150,000 | $ 39,000,000 | $ 44,850,000 | $ 51,577,500 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Exchange Percent | 41.01% | 41.01% | 41.01% | 41.01% |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Conversion Percent | 58.99% | 58.99% | 58.99% | 58.99% |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |
| Exchange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

## Pro Forma Effect of Conversion Proceeds
### As of December 31, 2005
### (Dollars in Thousands)

| Conversion Proceeds | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| Total Shares Offered | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Conversion Shares Offered | | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Price Per Share | | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | (9) | $ 19,555 | $ 23,006 | $ 26,457 | $ 30,426 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Pro Forma Market Capitalization | | 19,555 | 23,006 | 26,457 | 30,426 |
| Gross Proceeds | | 19,555 | 23,006 | 26,457 | 30,426 |
| Less: Est. Conversion Expenses | | 970 | 1,002 | 1,033 | 1,070 |
| Cash issued to foundation | | - | - | - | - |
| Net Proceeds | | $ 18,585 | $ 22,004 | $ 25,424 | $ 29,356 |
| Estimated Income from Proceeds | | | | | |
| Net Conversion Proceeds | | $ 18,585 | $ 22,004 | $ 25,424 | $ 29,356 |
| Plus: Consolidation of MHC Capital | | 703 | 703 | 703 | 703 |
| Less: ESOP Adjustment | (3) | 1,564 | 1,840 | 2,117 | 2,434 |
| Less: MRP Adjustment | (3) | 782 | 920 | 1,058 | 1,217 |
| Net Proceeds Reinvested | | $ 16,942 | $ 19,947 | $ 22,952 | $ 26,408 |
| Estimated Incremental Rate of Return | | 2.79% | 2.79% | 2.79% | 2.79% |
| Estimated Incremental Return | | $ 473 | $ 557 | $ 640 | $ 737 |
| Less: Cost of ESOP | (4) | - | - | - | - |
| Less: Amortization of ESOP | (7) | 67 | 79 | 90 | 104 |
| Less: Option Expense | (10) | 123 | 145 | 167 | 192 |
| Less: MRP Adjustment | (7) | 100 | 118 | 135 | 156 |
| Pro-forma Net Income | | 183 | 215 | 248 | 285 |
| Earnings Before Conversion | | 1,475 | 1,475 | 1,475 | 1,475 |
| Earnings Excluding Adjustment | | 1,658 | 1,690 | 1,723 | 1,760 |
| Earnings Adjustment | (6) | (107) | (107) | (107) | (107) |
| Earnings After Conversion | | $ 1,551 | $ 1,583 | $ 1,616 | $ 1,653 |

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

## Pro Forma Effect of Conversion Proceeds
### As of December 31, 2005
### (Dollars in Thousands)

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| **Pro-forma Net Worth** | | | | | |
| Net Worth at December 31, 2005 | | $ 21,082 | $ 21,082 | $ 21,082 | $ 21,082 |
| Net Conversion Proceeds | | 18,585 | 22,004 | 25,424 | 29,356 |
| Plus: MHC Adjustment | (7) | 703 | 703 | 703 | 703 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,564) | (1,840) | (2,117) | (2,434) |
| Less: MRP Adjustment | (2) | (782) | (920) | (1,058) | (1,217) |
| Pro-forma Net Worth | | $ 38,024 | $ 41,029 | $ 44,034 | $ 47,490 |
| **Pro-forma Tangible Net Worth** | | | | | |
| Pro-forma Net Worth | | $ 38,024 | $ 41,029 | $ 44,034 | $ 47,490 |
| Less: Intangible | | - | - | - | - |
| Pro-forma Tangible Net Worth | (5) | $ 38,024 | $ 41,029 | $ 44,034 | $ 47,490 |
| **Pro-forma Assets** | | | | | |
| Total Assets at December 31, 2005 | | $ 251,907 | $ 251,907 | $ 251,907 | $ 251,907 |
| Net Conversion Proceeds | | 18,585 | 22,004 | 25,424 | 29,356 |
| Plus: MHC Adjustment | (7) | 703 | 703 | 703 | 703 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,564) | (1,840) | (2,117) | (2,434) |
| Less: MRP Adjustment | (2) | (782) | (920) | (1,058) | (1,217) |
| Pro-forma Assets Excluding Adjustment | | 268,849 | 271,854 | 274,859 | 278,315 |
| Plus: Adjustment | (6) | - | - | - | - |
| Pro-forma Total Assets | | $ 268,849 | $ 271,854 | $ 274,859 | $ 278,315 |
| **Stockholder's Equity Per Share** | | | | | |
| Net Worth at December 31, 2005 | | $ 6.36 | $ 5.41 | $ 4.70 | $ 4.09 |
| Estimated Net Proceeds | | 5.61 | 5.64 | 5.67 | 5.69 |
| Plus: MHC Adjustment | | 0.21 | 0.18 | 0.16 | 0.14 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Stock | | (0.47) | (0.47) | (0.47) | (0.47) |
| Less: MRP Stock | | (0.24) | (0.24) | (0.24) | (0.24) |
| Pro-forma Net Worth Per Share | | 11.47 | 10.52 | 9.82 | 9.21 |
| Less: Intangible | | - | - | - | - |
| Pro-forma Tangible Net Worth Per Share | | $ 11.47 | $ 10.52 | $ 9.82 | $ 9.21 |

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

## Pro Forma Effect of Conversion Proceeds
### As of December 31, 2005
#### (Dollars in Thousands)

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| **Net Earnings Per Share** | | | | | |
| Historical Earnings Per Share | (8) | $ 0.47 | $ 0.40 | $ 0.35 | $ 0.30 |
| Incremental return Per Share | (8) | 0.15 | 0.15 | 0.15 | 0.15 |
| ESOP Adjustment Per Share | (8) | (0.02) | (0.02) | (0.02) | (0.02) |
| Option Expense Per Share | (10) | (0.04) | (0.04) | (0.04) | (0.04) |
| MRP Adjustment Per Share | (8) | (0.03) | (0.03) | (0.03) | (0.03) |
| Normalizing Adjustment Per Share | | (0.03) | (0.03) | (0.03) | (0.02) |
| Pro Forma Earnings Per Share | (8) | $ 0.50 | $ 0.43 | $ 0.38 | $ 0.34 |
| **Shares Utilized** | | | | | |
| Shares Utilized | | 3,156,137 | 3,713,104 | 4,270,067 | 4,910,577 |
| **Pro-forma Ratios** | | | | | |
| Price/EPS without Adjustment | | 18.87 | 21.74 | 24.39 | 27.78 |
| Price/EPS with Adjustment | | 20.00 | 23.26 | 26.32 | 29.41 |
| Price/Book Value per Share | | 87.18% | 95.06% | 101.83% | 108.58% |
| Price/Tangible Book Value | | 87.18% | 95.06% | 101.83% | 108.58% |
| Market Value/Assets | | 12.33% | 14.35% | 16.32% | 18.53% |

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Gain on sale of REO tax impacted at 36%.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 36%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

| Expense Calculations | | | | |
|---|---|---|---|---|
| Total Shares Offered | 1,956 | 2,301 | 2,646 | 3,043 |
| Price Per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | $ 19,555 | $ 23,006 | $ 26,457 | $ 30,426 |
| Estimated Insider Purchases | (1,010) | (1,010) | (1,010) | (1,010) |
| ESOP Purchases | (1,564) | (1,840) | (2,117) | (2,434) |
| Proceeds to Base Fee On | $ 16,981 | $ 20,156 | $ 23,330 | $ 26,982 |
| Underwriters Percentage | 1.00% | 1.00% | 1.00% | 1.00% |
| Underwriters Fee | $ 170 | $ 202 | $ 233 | $ 270 |
| Advisory Fee | 800 | 800 | 800 | 800 |
| Total Underwriters Fee | 970 | 1,002 | 1,033 | 1,070 |
| All Other Expenses | - | - | - | - |
| Total Expense | $ 970 | $ 1,002 | $ 1,033 | $ 1,070 |

| Shares Calculations | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding (used for BV/Sh) | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 26,267 | 30,903 | 35,538 | 40,869 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | (1) | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 10,429 | 12,270 | 14,110 | 16,227 |
| Plus: Old SOP 93-6 ESOP Shares | (2) | 12,185 | 14,335 | 16,485 | 18,958 |
| Shares for all EPS Calculations | | 3,156,137 | 3,713,104 | 4,270,067 | 4,910,577 |
| | | | | | |
| Actual number of shares for EPS | | 3,156,137 | 3,713,104 | 4,270,067 | 4,910,577 |
| Actual foundation shares | | 0 | 0 | 0 | 0 |

**Post Foundation**

| | Appraised Value | | | |
|---|---|---|---|---|
| Conclusion | Minimum | Midpoint | Maximum | SuperMaximum |
| Shares Issued and Exchanged | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Shares Issued to Foundation | - | - | - | - |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Implied Exchange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |

Exhibit 10

Appraisal Pro Forma 12/31/05 - 12 Months

| MRP Dilution | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 26,267 | 30,903 | 35,538 | 40,869 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: New MRP issued | (1) | 78,220 | 92,022 | 105,827 | 121,702 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 10,429 | 12,270 | 14,110 | 16,227 |
| Plus: Old SOP 93-6 ESOP Shares | | 12,185 | 14,335 | 16,485 | 18,958 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 3,234,357 | 3,805,126 | 4,375,894 | 5,032,279 |
| EPS | $ | 0.49 | $ 0.42 | $ 0.38 | $ 0.34 |
| BV/Share | $ | 11.21 | $ 10.28 | $ 9.59 | $ 9.00 |
| Voting Dilution | | 2.48% | 2.48% | 2.48% | 2.48% |

| Option Dilution | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 26,267 | 30,903 | 35,538 | 40,869 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: Options | (1) | 195,551 | 230,056 | 264,568 | 304,256 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 10,429 | 12,270 | 14,110 | 16,227 |
| Plus: Old SOP 93-6 ESOP Shares | | 12,185 | 14,335 | 16,485 | 18,958 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 3,351,688 | 3,943,160 | 4,534,635 | 5,214,833 |
| EPS | $ | 0.46 | $ 0.40 | $ 0.36 | $ 0.32 |
| BV/Share | $ | 11.39 | $ 10.49 | $ 9.83 | $ 9.25 |
| Voting Dilution | | 6.20% | 6.20% | 6.20% | 6.20% |

Exhibit 11

Stub Period Offering Circular 12/31/05 - 3 Months

**Liberty Savings Bank**
**Pro Forma Analysis Sheet - Three Months Ended**
**December 31, 2005**
**Includes SOP 93-6**

| | | Bank | Comparables | | State | | National | |
|---|---|---|---|---|---|---|---|---|
| | | | Mean | Median | Mean | Median | Mean | Median |
| Price-Core Earnings Ratio P/E | Min | 22.73 | | | | | | |
| | Mid | 25.00 | 31.39 | 27.20 | 16.25 | 16.25 | 21.49 | 16.00 |
| | Max | 27.78 | | | | | | |
| | Smax | 31.25 | | | | | | |
| Price-to-Book Ratio P/B | Min | 87.18% | | | | | | |
| | Mid | 95.06% | 114.60% | 117.00% | 196.50% | 206.50% | 146.15% | 131.70% |
| | Max | 101.83% | | | | | | |
| | Smax | 108.58% | | | | | | |
| Price-to-Tangible Book Ratio P/TB | Min | 87.18% | | | | | | |
| | Mid | 95.06% | 122.90% | 117.00% | 199.23% | 210.80% | 169.48% | 152.55% |
| | Max | 101.83% | | | | | | |
| | Smax | 108.58% | | | | | | |
| Price-to-Assets Ratio P/A | Min | 12.33% | | | | | | |
| | Mid | 14.35% | 12.12% | 12.19% | 16.19% | 17.31% | 14.13% | 13.10% |
| | Max | 16.32% | | | | | | |
| | Smax | 18.53% | | | | | | |

Exhibit 11

Stub Period Offering Circular 12/31/05 - 3 Months

Valuation Parameters

| Three Months Ended | Y | | |
|---|---|---|---|
| Period Ended December 31, 2005 | | $ | 325 (1) |
| Pre-Conversion Book Value | B | | |
| As of December 31, 2005 | | $ | 21,082 |
| Pre-Conversion Assets | A | | |
| As of December 31, 2005 | | $ | 251,907 |
| Return on Money | R | | 2.79% (2) |
| Conversion Expenses | | $ | 1,002 |
| | X | | 2.57% (3) |
| Proceeds Not Invested | | $ | 2,760 (4) |
| Estimated ESOP Borrowings | | $ | 1,840 |
| ESOP Purchases | E | | 8.00% (5) |
| Cost of ESOP Borrowings | | $ | 123 (5) |
| Cost of ESOP Borrowings | S | | 0.00% (5) |
| Amort of ESOP Borrowings | T | | 15 Years |
| Amort of MRP Amount | N | | 5 Years |
| Estimated MRP Amount | | $ | 920 (6) |
| MRP Purchases | M | | 4.00% |
| MRP Expense | | $ | 184 |
| Foundation Amount | | $ | - (7) |
| Foundation Amount | F | | 0.00% 0.00% |
| Foundation Opportunity Cost | | $ | - |
| Tax Benefit | Z | $ | - (8) |
| Tax Rate | TAX | | 36.00% |
| Percentage Sold | PCT | | 58.99% |
| Amount to be issued to Public | | $ | 23,006 (9) |
| Earnings Multiple | | | 3 |

(1) Net income for the 3 months ended December 31, 2005.
(2) Net Return assumes a reinvestment rate of 4.36 percent (the 1 year Treasury at December 31, 2005), and a tax rate of 36%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Exhibit 11

## Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $39,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $39,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $39,000,000

The appraisal was performed on a market basis and not on the above formulas.

| Conclusion | Total Shares Shares | Price Per Share | Total Value |
|---|---|---|---|
| Appraised Value - Midpoint | 3,900,000 | $ 10 | $ 39,000,000 |

Range:

| | | | |
|---|---|---|---|
| - Minimum | 3,315,000 | $ 10 | 33,150,000 |
| - Maximum | 4,485,000 | 10 | 44,850,000 |
| - Super Maximum | 5,157,750 | 10 | 51,577,500 |

### Pre Foundation

| Conclusion | Appraised Value | | | |
|---|---|---|---|---|
| | Minimum | Midpoint | Maximum | SuperMaximum* |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Full Conversion Value | $ 33,150,000 | $ 39,000,000 | $ 44,850,000 | $ 51,577,500 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Exchange Percent | 41.01% | 41.01% | 41.01% | 41.01% |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Conversion Percent | 58.99% | 58.99% | 58.99% | 58.99% |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |
| Exchange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Exhibit 11

Stub Period Offering Circular 12/31/05 - 3 Months

## Pro Forma Effect of Conversion Proceeds
### As of December 31, 2005
#### (Dollars in Thousands)

| Conversion Proceeds | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| Total Shares Offered | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Conversion Shares Offered | | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Price Per Share | | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | | $ 19,555 | $ 23,006 | $ 26,457 | $ 30,426 |
| Plus: Value issued to Foundation | (9) | - | - | - | - |
| Pro Forma Market Capitalization | | 19,555 | 23,006 | 26,457 | 30,426 |
| Gross Proceeds | | 19,555 | 23,006 | 26,457 | 30,426 |
| Less: Est. Conversion Expenses | | 970 | 1,002 | 1,033 | 1,070 |
| Less: Cash issued to the Foundation | | - | - | - | - |
| Net Proceeds | | $ 18,585 | $ 22,004 | $ 25,424 | $ 29,356 |
| Estimated Income from Proceeds | | | | | |
| Net Conversion Proceeds | | $ 18,585 | $ 22,004 | $ 25,424 | $ 29,356 |
| Plus: Consolidation of MHC Capital | | 703 | 703 | 703 | 703 |
| Less: ESOP Adjustment | (3) | 1,564 | 1,840 | 2,117 | 2,434 |
| Less: MRP Adjustment | (3) | 782 | 920 | 1,058 | 1,217 |
| Net Proceeds Reinvested | | $ 16,942 | $ 19,947 | $ 22,952 | $ 26,408 |
| Estimated Incremental Rate of Return | | 2.79% | 2.79% | 2.79% | 2.79% |
| Estimated Incremental Return | | $ 118 | $ 139 | $ 160 | $ 184 |
| Less: Cost of ESOP | (4) | - | - | - | - |
| Less: Amortization of ESOP | (7) | 17 | 20 | 23 | 26 |
| Less: Option Expense | (10) | 31 | 36 | 42 | 48 |
| Less: MRP Adjustment | (7) | 25 | 29 | 34 | 39 |
| Pro Forma Net Income | | 45 | 54 | 61 | 71 |
| Earnings Before Conversion | | 325 | 325 | 325 | 325 |
| Earnings Excluding Adjustment | | 370 | 379 | 386 | 396 |
| Earnings Adjustment | (6) | - | - | - | - |
| Earnings After Conversion | | $ 370 | $ 379 | $ 386 | $ 396 |

Exhibit 11

Stub Period Offering Circular 12/31/05 - 3 Months

**Pro Forma Effect of Conversion Proceeds**
**As of December 31, 2005**
**(Dollars in Thousands)**

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| **Pro Forma Net Worth** | | | | | |
| Net Worth at December 31, 2005 | | $ 21,082 | $ 21,082 | $ 21,082 | $ 21,082 |
| Net Conversion Proceeds | | 18,585 | 22,004 | 25,424 | 29,356 |
| Plus: MHC Adjustment | (7) | 703 | 703 | 703 | 703 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,564) | (1,840) | (2,117) | (2,434) |
| Less: MRP Adjustment | (2) | (782) | (920) | (1,058) | (1,217) |
| Pro Forma Net Worth | | $ 38,024 | $ 41,029 | $ 44,034 | $ 47,490 |
| **Pro Forma Tangible Net Worth** | | | | | |
| Pro Forma Net Worth | | $ 38,024 | $ 41,029 | $ 44,034 | $ 47,490 |
| Less: Intangible | (5) | - | - | - | - |
| Pro Forma Tangible Net Worth | | $ 38,024 | $ 41,029 | $ 44,034 | $ 47,490 |
| **Pro Forma Assets** | | | | | |
| Total Assets at December 31, 2005 | | $ 251,907 | $ 251,907 | $ 251,907 | $ 251,907 |
| Net Conversion Proceeds | | 18,585 | 22,004 | 25,424 | 29,356 |
| Plus: MHC Adjustment | (7) | 703 | 703 | 703 | 703 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,564) | (1,840) | (2,117) | (2,434) |
| Less: MRP Adjustment | (2) | (782) | (920) | (1,058) | (1,217) |
| Pro Forma Assets Excluding Adjustment | | 268,849 | 271,854 | 274,859 | 278,315 |
| Plus: Adjustment | (6) | - | - | - | - |
| Pro Forma Total Assets | | $ 268,849 | $ 271,854 | $ 274,859 | $ 278,315 |
| **Stockholder's Equity Per Share** | | | | | |
| Net Worth at December 31, 2005 | | $ 6.36 | $ 5.41 | $ 4.70 | $ 4.09 |
| Estimated Net Proceeds | | 5.61 | 5.64 | 5.67 | 5.69 |
| Plus: MHC Adjustment | | 0.21 | 0.18 | 0.16 | 0.14 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Stock | | (0.47) | (0.47) | (0.47) | (0.47) |
| Less: MRP Stock | | (0.24) | (0.24) | (0.24) | (0.24) |
| Pro Forma Net Worth Per Share | | 11.47 | 10.52 | 9.82 | 9.21 |
| Less: Intangible | | - | - | - | - |
| Pro Forma Tangible Net Worth Per Share | | $ 11.47 | $ 10.52 | $ 9.82 | $ 9.21 |

Exhibit 11

## Pro Forma Effect of Conversion Proceeds
### As of December 31, 2005
### (Dollars in Thousands)

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| Net Earnings Per Share | | | | | |
| Historical Earnings Per Share | (8) | $ 0.10 | $ 0.09 | $ 0.08 | $ 0.07 |
| Incremental return Per Share | (8) | 0.04 | 0.04 | 0.04 | 0.04 |
| ESOP Adjustment Per Share | (8) | (0.01) | (0.01) | (0.01) | (0.01) |
| Option Expense Per Share | (10) | (0.01) | (0.01) | (0.01) | (0.01) |
| MRP Adjustment Per Share | (8) | (0.01) | (0.01) | (0.01) | (0.01) |
| Normalizing Adjustment Per Share | | - | - | - | - |
| Pro Forma Earnings Per Share | (8) | $ 0.11 | $ 0.10 | $ 0.09 | $ 0.08 |
| Shares Utilized | | | | | |
| Shares Utilized | | 3,133,759 | 3,686,777 | 4,239,792 | 4,875,759 |
| Pro Forma Ratios | | | | | |
| Price/EPS without Adjustment | | 22.73 | 25.00 | 27.78 | 31.25 |
| Price/EPS with Adjustment | | 22.73 | 25.00 | 27.78 | 31.25 |
| Price/Book Value per Share | | 87.18% | 95.06% | 101.83% | 108.58% |
| Price/Tangible Book Value | | 87.18% | 95.06% | 101.83% | 108.58% |
| Market Value/Assets | | 12.33% | 14.35% | 16.32% | 18.53% |

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 36%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Exhibit 11

Stub Period Offering Circular 12/31/05 - 3 Months

## Expense Calculations

| | | | | |
|---|---|---|---|---|
| Total Shares Offered | 1,956 | 2,301 | 2,646 | 3,043 |
| Price Per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | $ 19,555 | $ 23,006 | $ 26,457 | $ 30,426 |
| Estimated Insider Purchases | (1,010) | (1,010) | (1,010) | (1,010) |
| ESOP Purchases | (1,564) | (1,840) | (2,117) | (2,434) |
| Proceeds to Base Fee On | $ 16,981 | $ 20,156 | $ 23,330 | $ 26,982 |
| Underwriters Percentage | 1.00% | 1.00% | 1.00% | 1.00% |
| Underwriters Fee | $ 170 | $ 202 | $ 233 | $ 270 |
| Advisory Fee | 800 | 800 | 800 | 800 |
| Total Underwriters Fee | 970 | 1,002 | 1,033 | 1,070 |
| All Other Expenses | - | - | - | - |
| Total Expense | $ 970 | $ 1,002 | $ 1,033 | $ 1,070 |

## Shares Calculations

| | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 20,850 | 24,530 | 28,209 | 32,440 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | (1) | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 2,607 | 3,067 | 3,528 | 4,057 |
| Plus: Old SOP 93-6 ESOP Shares | (2) | 3,046 | 3,584 | 4,121 | 4,739 |
| Shares for all EPS Calculations | | 3,133,759 | 3,686,777 | 4,239,792 | 4,875,759 |

| | | | | |
|---|---|---|---|---|
| Actual number of shares for EPS | 3,133,759 | 3,686,777 | 4,239,792 | 4,875,759 |
| Actual foundation shares | 0 | 0 | 0 | 0 |

## Post Foundation

| Conclusion | Appraised Value | | | |
|---|---|---|---|---|
| | Minimum | Midpoint | Maximum | SuperMaximum |
| Shares Issued and Exchanged | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Shares Issued to Foundation | - | - | - | - |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Implied Exchange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |

Exhibit 11

Stub Period Offering Circular 12/31/05 - 3 Months

## MRP Dilution

| | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 20,850 | 24,530 | 28,209 | 32,440 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: New MRP issued | (1) | 78,220 | 92,022 | 105,827 | 121,702 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 2,607 | 3,067 | 3,528 | 4,057 |
| Plus: Old SOP 93-6 ESOP Shares | (2) | 3,046 | 3,584 | 4,121 | 4,739 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 3,211,979 | 3,778,799 | 4,345,619 | 4,997,461 |
| EPS | | $ 0.12 | $ 0.10 | $ 0.09 | $ 0.08 |
| | | | | | |
| BV/Share | | $ 11.21 | $ 10.28 | $ 9.59 | $ 9.00 |
| Voting Dilution | | 2.50% | 2.50% | 2.50% | 2.50% |

## Option Dilution

| | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 20,850 | 24,530 | 28,209 | 32,440 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: Options | (1) | 195,551 | 230,056 | 264,568 | 304,256 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 2,607 | 3,067 | 3,528 | 4,057 |
| Plus: Old SOP 93-6 ESOP Shares | (2) | 3,046 | 3,584 | 4,121 | 4,739 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 3,329,310 | 3,916,833 | 4,504,360 | 5,180,015 |
| EPS | | $ 0.11 | $ 0.10 | $ 0.09 | $ 0.08 |
| | | | | | |
| BV/Share | | $ 11.39 | $ 10.49 | $ 9.83 | $ 9.25 |
| Voting Dilution | | 6.24% | 6.24% | 6.24% | 6.24% |

Exhibit 12

Fiscal Year Offering Circular 9/30/05 - 12 Months

**Liberty Savings Bank**
**Pro Forma Analysis Sheet - Twelve Months Ended**
**September 30, 2005**
**Includes SOP 93-6**

| | Bank | Comparables | | State | | National | |
|---|---|---|---|---|---|---|---|
| | | Mean | Median | Mean | Median | Mean | Median |
| **Price-Core Earnings Ratio P/E** | | | | | | | |
| Min | 18.52 | | | | | | |
| Mid | 21.28 | 31.39 | 27.20 | 16.25 | 16.25 | 21.49 | 16.00 |
| Max | 24.39 | | | | | | |
| Smax | 27.03 | | | | | | |
| **Price-to-Book Ratio P/B** | | | | | | | |
| Min | 87.11% | | | | | | |
| Mid | 94.97% | 114.60% | 117.00% | 196.50% | 206.50% | 146.15% | 131.70% |
| Max | 101.73% | | | | | | |
| Smax | 108.46% | | | | | | |
| **Price-to-Tangible Book Ratio P/TB** | | | | | | | |
| Min | 87.11% | | | | | | |
| Mid | 94.97% | 122.90% | 117.00% | 199.23% | 210.80% | 169.48% | 152.55% |
| Max | 101.73% | | | | | | |
| Smax | 108.46% | | | | | | |
| **Price-to-Assets Ratio P/A** | | | | | | | |
| Min | 13.02% | | | | | | |
| Mid | 15.14% | 12.12% | 12.19% | 16.19% | 17.31% | 14.13% | 13.10% |
| Max | 17.22% | | | | | | |
| Smax | 19.54% | | | | | | |

Exhibit 12

Fiscal Year Offering Circular 9/30/05 - 12 Months

## Valuation Parameters

| | | | | |
|---|---|---|---|---|
| Prior Twelve Mos. Earning Base Period Ended September 30, 2005 | Y | $ | 1,505 | (1) |
| Pre-Conversion Book Value As of September 30, 2005 | B | $ | 21,131 | |
| Pre-Conversion Assets As of September 30, 2005 | A | $ | 237,576 | |
| Return on Money | R | | 2.79% | (2) |
| Conversion Expenses | | $ | 1,002 | |
| | X | | 2.57% | (3) |
| Proceeds Not Invested | | $ | 2,760 | (4) |
| Estimated ESOP Borrowings | | $ | 1,840 | |
| ESOP Purchases | E | | 8.00% | (5) |
| Cost of ESOP Borrowings | | $ | 123 | (5) |
| Cost of ESOP Borrowings | S | | 0.00% | (5) |
| Amort of ESOP Borrowings | T | | 15 Years | |
| Amort of MRP Amount | N | | 5 Years | |
| Estimated MRP Amount | | $ | 920 | (6) |
| MRP Purchases | M | | 4.00% | |
| MRP Expense | | $ | 184 | |
| Foundation Amount | | $ | - | (7) |
| Foundation Amount | F | | 0.00% 0.00% | |
| Foundation Opportunity Cost | | $ | - | |
| Tax Benefit | Z | $ | - | (8) |
| Tax Rate | TAX | | 36.00% | |
| Percentage Sold | PCT | | 58.99% | |
| Amount to be issued to Public | | $ | 23,006 | (9) |
| Earnings Multiple | | | 12 | |

(1) Net income for the twelve months ended September 30, 2005.
(2) Net Return assumes a reinvestment rate of 4.36 percent (the 1 year Treasury at December 31, 2005), and a tax rate of 36%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 15 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Exhibit 12

Fiscal Year Offering Circular 9/30/05 - 12 Months

## Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3.  $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $39,000,000

2.  $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $39,000,000

1.  $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $39,000,000

The appraisal was performed on a market basis and not on the above formulas.

| Conclusion | Total Shares Shares | Price Per Share | Total Value |
|---|---|---|---|
| Appraised Value - Midpoint | 3,900,000 | $     10 | $ 39,000,000 |
| Range: | | | |
| - Minimum | 3,315,000 | $     10 | 33,150,000 |
| - Maximum | 4,485,000 | 10 | 44,850,000 |
| - Super Maximum | 5,157,750 | 10 | 51,577,500 |

**Pre Foundation**

| Conclusion | Appraised Value | | | |
|---|---|---|---|---|
| | Minimum | Midpoint | Maximum | SuperMaximum * |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $     10 | $     10 | $     10 | $     10 |
| Full Conversion Value | $ 33,150,000 | $ 39,000,000 | $ 44,850,000 | $ 51,577,500 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Exchange Percent | 41.01% | 41.01% | 41.01% | 41.01% |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Conversion Percent | 58.99% | 58.99% | 58.99% | 58.99% |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |
| Exchange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |

Exhibit 12

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

## Pro Forma Effect of Conversion Proceeds
### As of September 30, 2005
#### (Dollars in Thousands)

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| Conversion Proceeds | | | | | |
| Total Shares Offered | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Conversion Shares Offered | | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Price Per Share | | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | (9) | $ 19,555 | $ 23,006 | $ 26,457 | $ 30,426 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Pro Forma Market Capitalization | | 19,555 | 23,006 | 26,457 | 30,426 |
| Gross Proceeds | | 19,555 | 23,006 | 26,457 | 30,426 |
| Less: Est. Conversion Expenses | | 970 | 1,002 | 1,033 | 1,070 |
| Less: Cash issued to the Foundation | | - | - | - | - |
| Net Proceeds | | $ 18,585 | $ 22,004 | $ 25,424 | $ 29,356 |
| Estimated Income from Proceeds | | | | | |
| Net Conversion Proceeds | | $ 18,585 | $ 22,004 | $ 25,424 | $ 29,356 |
| Plus: Consolidation of MHC Capital | | 703 | 703 | 703 | 703 |
| Less: ESOP Adjustment | (3) | 1,564 | 1,840 | 2,117 | 2,434 |
| Less: MRP Adjustment | (3) | 782 | 920 | 1,058 | 1,217 |
| Net Proceeds Reinvested | | $ 16,942 | $ 19,947 | $ 22,952 | $ 26,408 |
| Estimated Incremental Rate of Return | | 2.79% | 2.79% | 2.79% | 2.79% |
| Estimated Incremental Return | | $ 473 | $ 557 | $ 640 | $ 737 |
| Less: Cost of ESOP | (4) | - | - | - | - |
| Less: Amortization of ESOP | (7) | 67 | 79 | 90 | 104 |
| Less: Option Expense | (10) | 123 | 145 | 167 | 192 |
| Less: MRP Adjustment | (7) | 100 | 118 | 135 | 156 |
| Pro Forma Net Income | | 183 | 215 | 248 | 285 |
| Earnings Before Conversion | | 1,505 | 1,505 | 1,505 | 1,505 |
| Earnings Excluding Adjustment | | 1,688 | 1,720 | 1,753 | 1,790 |
| Earnings Adjustment | (6) | - | - | - | - |
| Earnings After Conversion | | $ 1,688 | $ 1,720 | $ 1,753 | $ 1,790 |

Exhibit 12

## Pro Forma Effect of Conversion Proceeds
### As of September 30, 2005
#### (Dollars in Thousands)

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| **Pro Forma Net Worth** | | | | | |
| Net Worth at September 30, 2005 | | $ 21,131 | $ 21,131 | $ 21,131 | $ 21,131 |
| Net Conversion Proceeds | | 18,585 | 22,004 | 25,424 | 29,356 |
| Plus: MHC Adjustment | (7) | 703 | 703 | 703 | 703 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,564) | (1,840) | (2,117) | (2,434) |
| Less: MRP Adjustment | (2) | (782) | (920) | (1,058) | (1,217) |
| Pro Forma Net Worth | | $ 38,073 | $ 41,078 | $ 44,083 | $ 47,539 |
| **Pro Forma Tangible Net Worth** | | | | | |
| Pro Forma Net Worth | | $ 38,073 | $ 41,078 | $ 44,083 | $ 47,539 |
| Less: Intangible | (5) | - | - | - | - |
| Pro Forma Tangible Net Worth | | $ 38,073 | $ 41,078 | $ 44,083 | $ 47,539 |
| **Pro Forma Assets** | | | | | |
| Total Assets at September 30, 2005 | (7) | $ 237,576 | $ 237,576 | $ 237,576 | $ 237,576 |
| Net Conversion Proceeds | | 18,585 | 22,004 | 25,424 | 29,356 |
| Plus: MHC Adjustment | | 703 | 703 | 703 | 703 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Adjustment | (1) | (1,564) | (1,840) | (2,117) | (2,434) |
| Less: MRP Adjustment | (2) | (782) | (920) | (1,058) | (1,217) |
| Pro Forma Assets Excluding Adjustment | | 254,518 | 257,523 | 260,528 | 263,984 |
| Plus: Adjustment | (6) | - | - | - | - |
| Pro Forma Total Assets | | $ 254,518 | $ 257,523 | $ 260,528 | $ 263,984 |
| **Stockholder's Equity Per Share** | | | | | |
| Net Worth at September 30, 2005 | | $ 6.37 | $ 5.42 | $ 4.71 | $ 4.10 |
| Estimated Net Proceeds | | 5.61 | 5.64 | 5.67 | 5.69 |
| Plus: MHC Adjustment | | 0.21 | 0.18 | 0.16 | 0.14 |
| Plus: Value issued to Foundation | | - | - | - | - |
| Less: After Tax Expense of Foundation | | - | - | - | - |
| Less: ESOP Stock | | (0.47) | (0.47) | (0.47) | (0.47) |
| Less: MRP Stock | | (0.24) | (0.24) | (0.24) | (0.24) |
| Pro Forma Net Worth Per Share | | 11.48 | 10.53 | 9.83 | 9.22 |
| Less: Intangible | | - | - | - | - |
| Pro Forma Tangible Net Worth Per Share | | $ 11.48 | $ 10.53 | $ 9.83 | $ 9.22 |

Exhibit 12

Fiscal Year Offering Circular 9/30/05 - 12 Months

## Pro Forma Effect of Conversion Proceeds
### As of September 30, 2005
#### (Dollars in Thousands)

| | | Minimum | Midpoint | Maximum | SuperMax |
|---|---|---|---|---|---|
| Net Earnings Per Share | | | | | |
| Historical Earnings Per Share | (8) | $ 0.48 | $ 0.41 | $ 0.35 | $ 0.31 |
| Incremental return Per Share | (8) | 0.15 | 0.15 | 0.15 | 0.15 |
| ESOP Adjustment Per Share | (8) | (0.02) | (0.02) | (0.02) | (0.02) |
| Option Expense Per Share | (10) | (0.04) | (0.04) | (0.04) | (0.04) |
| MRP Adjustment Per Share | (8) | (0.03) | (0.03) | (0.03) | (0.03) |
| Normalizing Adjustment Per Share | | - | - | - | - |
| Pro Forma Earnings Per Share | (8) | $ 0.54 | $ 0.47 | $ 0.41 | $ 0.37 |
| Shares Utilized | | | | | |
| Shares Utilized | | 3,142,008 | 3,696,482 | 4,250,951 | 4,888,593 |
| Pro Forma Ratios | | | | | |
| Price/EPS without Adjustment | | 18.52 | 21.28 | 24.39 | 27.03 |
| Price/EPS with Adjustment | | 18.52 | 21.28 | 24.39 | 27.03 |
| Price/Book Value per Share | | 87.11% | 94.97% | 101.73% | 108.46% |
| Price/Tangible Book Value | | 87.11% | 94.97% | 101.73% | 108.46% |
| Market Value/Assets | | 13.02% | 15.14% | 17.22% | 19.54% |

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 15 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 15 and 5 years respectively, and tax impacted at 36%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Exhibit 12

Fiscal Year Offering Circular 9/30/05 - 12 Months

**Expense Calculations**

| | | | | |
|---|---|---|---|---|
| Total Shares Offered | 1,956 | 2,301 | 2,646 | 3,043 |
| Price Per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Gross Proceeds | $ 19,555 | $ 23,006 | $ 26,457 | $ 30,426 |
| Estimated Insider Purchases | (1,010) | (1,010) | (1,010) | (1,010) |
| ESOP Purchases | (1,564) | (1,840) | (2,117) | (2,434) |
| Proceeds to Base Fee On | $ 16,981 | $ 20,156 | $ 23,330 | $ 26,982 |
| Underwriters Percentage | 1.00% | 1.00% | 1.00% | 1.00% |
| Underwriters Fee | $ 170 | $ 202 | $ 233 | $ 270 |
| Advisory Fee | 800 | 800 | 800 | 800 |
| Total Underwriters Fee | 970 | 1,002 | 1,033 | 1,070 |
| All Other Expenses | - | - | - | - |
| Total Expense | $ 970 | $ 1,002 | $ 1,033 | $ 1,070 |

**Shares Calculations**

| | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus: Dilutive Impact of Existing Options | | 12,138 | 14,281 | 16,422 | 18,885 |
| Less: New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less: Old ESOP Adjustment | (1) | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus: New SOP 93-6 ESOP Shares | (2) | 10,429 | 12,270 | 14,110 | 16,227 |
| Plus: Old SOP 93-6 ESOP Shares | (2) | 12,185 | 14,335 | 16,485 | 18,958 |
| Shares for all EPS Calculations | | 3,142,008 | 3,696,482 | 4,250,951 | 4,888,593 |
| | | | | | |
| Actual number of shares for EPS | | 3,142,008 | 3,696,482 | 4,250,951 | 4,888,593 |
| Actual foundation shares | | 0 | 0 | 0 | 0 |

**Post Foundation**

| | Appraised Value | | | |
|---|---|---|---|---|
| Conclusion | Minimum | Midpoint | Maximum | SuperMaximum |
| Shares Issued and Exchanged | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Price per Share | $ 10 | $ 10 | $ 10 | $ 10 |
| Shares Issued to Foundation | - | - | - | - |
| Total Shares | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Exchange Shares | 1,359,489 | 1,599,431 | 1,839,318 | 2,115,187 |
| Conversion Shares | 1,955,511 | 2,300,569 | 2,645,682 | 3,042,563 |
| Implied Exhange Ratio | 2.4369 | 2.8670 | 3.2970 | 3.7915 |
| Gross Proceeds | $ 19,555,110 | $ 23,005,690 | $ 26,456,820 | $ 30,425,630 |
| Exchange Value | $ 13,594,890 | $ 15,994,310 | $ 18,393,180 | $ 21,151,870 |

Exhibit 12

Fiscal Year Offering Circular 9/30/05 - 12 Months

## MRP Dilution

| | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus:  Dilutive Impact of Existing Options | | 12,138 | 14,281 | 16,422 | 18,885 |
| Less:  New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less:  Old ESOP Adjustment | | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus:  New MRP issued | (1) | 78,220 | 92,022 | 105,827 | 121,702 |
| Plus:  New SOP 93-6 ESOP Shares | (2) | 10,429 | 12,270 | 14,110 | 16,227 |
| Plus:  Old SOP 93-6 ESOP Shares | | 12,185 | 14,335 | 16,485 | 18,958 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 3,220,228 | 3,788,504 | 4,356,778 | 5,010,295 |
| EPS | | $  0.53 | $  0.46 | $  0.41 | $  0.36 |
| | | | | | |
| BV/Share | | $  11.22 | $  10.29 | $  9.60 | $  9.00 |
| Voting Dilution | | 2.49% | 2.49% | 2.49% | 2.49% |

## Option Dilution

| | | | | | |
|---|---|---|---|---|---|
| Shares Outstanding | | 3,315,000 | 3,900,000 | 4,485,000 | 5,157,750 |
| Plus:  Dilutive Impact of Existing Options | | 12,138 | 14,281 | 16,422 | 18,885 |
| Less:  New ESOP Adjustment | | 156,440 | 184,045 | 211,654 | 243,405 |
| Less:  Old ESOP Adjustment | | 51,304 | 60,359 | 69,412 | 79,822 |
| Plus:  Options | (1) | 195,551 | 230,056 | 264,568 | 304,256 |
| Plus:  New SOP 93-6 ESOP Shares | (2) | 10,429 | 12,270 | 14,110 | 16,227 |
| Plus:  Old SOP 93-6 ESOP Shares | | 12,185 | 14,335 | 16,485 | 18,958 |
| | (2) | | | | |
| Shares for all EPS Calculations | | 3,337,559 | 3,926,538 | 4,515,519 | 5,192,849 |
| EPS | | $  0.51 | $  0.44 | $  0.39 | $  0.34 |
| | | | | | |
| BV/Share | | $  11.40 | $  10.50 | $  9.84 | $  9.26 |
| Voting Dilution | | 6.22% | 6.22% | 6.22% | 6.22% |

**Exhibit 13.**
**Ownership Calculation**

| | $ | - | Use in Computation |
|---|---|---|---|
| Aggregate Waived Dividends | | | |
| Stockholders' Equity @ 12/31/05 | $21,081,763 | | $702,975  Other assets at Holding Company |
| Current Ownership | 41.08% | 557,876 | 15.52554357 |
| MHC Ownership @ 12/31/05 | 58.92% | 800,000 | |
| Total at 12/31/05 | | 1,357,876 | |

PCT = $\dfrac{\text{Stockholders' Equity @ 12/31/05 - Aggregate Excess Waived) * Current Owner}}{\text{Stockholders' Equity @ 12/31/05}}$   times   $\dfrac{\text{Appraised Value - Other Assets at Holding Company}}{\text{Appraised Value of Holding Company}}$

PCT =    41.08%    times    99.82%

PCT =    41.01%

41.01%